                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           ---------------------------

                                   FORM 10/A
                               (AMENDMENT NO. 1)


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                      PURSUANT TO SECTION 12(b) OR 12(g) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                             Lanier Worldwide, Inc.
--------------------------------------------------------------------------------
             (Exact name of Registrant as Specified in its Charter)

           Delaware                                       59-2606737
--------------------------------------------  ----------------------------------
(State or Other Jurisdiction of                        (I.R.S. Employer
Incorporation or Organization)                        Identification No.)

 2300 Parklake Drive, Atlanta, Georgia                       30345
--------------------------------------------  ----------------------------------
(Address of Principal Executive Offices)                   (Zip code)

Registrant's telephone number, including area code        (770) 621-1588
                                                   --------------------------

Securities to be registered pursuant to Section 12(b) of the Act:


         Title of Each Class                Name of Each Exchange on Which
         to be so Registered                Each Class is to be Registered
         -------------------                ------------------------------

Common Stock, par value $0.01 per share    New York Stock Exchange, Inc.

Preferred Stock Purchase Rights            New York Stock Exchange, Inc.

Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
--------------------------------------------------------------------------------
                                (Title of Class)


                                EXPLANATORY NOTE

         This Registration Statement has been prepared on a prospective basis on the assumption that, among other things, the Distribution (as defined in the Information Statement which is a part of this Registration Statement) and the related transactions contemplated to occur prior to or contemporaneously with the Distribution will be consummated as contemplated by the Information Statement. There can be no assurance, however, that any or all of such transactions will occur or will occur as so contemplated. Any significant modifications or variations in the transactions contemplated will be reflected in an amendment or supplement to this Registration Statement.

                                 CROSS REFERENCE

                             LANIER WORLDWIDE, INC.


I. INFORMATION INCLUDED IN INFORMATION STATEMENT AND INCORPORATED IN FORM 10 BY REFERENCE

               CROSS-REFERENCE SHEET BETWEEN INFORMATION STATEMENT
                              AND ITEMS OF FORM 10



Item
No.        Item Caption                           Location in Information Statement
1.         Business                               "SUMMARY;" "MANAGEMENT'S
                                                  DISCUSSION AND ANALYSIS OF FINANCIAL
                                                  CONDITION AND RESULTS OF
                                                  OPERATIONS;" and "LANIER'S BUSINESS."

2.         Financial Information                  "SUMMARY - LANIER WORLDWIDE,
                                                  INC. AND SUBSIDIARIES SUMMARY
                                                  HISTORICAL AND PRO FORMA
                                                  CONSOLIDATED FINANCIAL DATA;"
                                                  "LANIER WORLDWIDE, INC. AND
                                                  SUBSIDIARIES HISTORICAL AND
                                                  PRO FORMA CONSOLIDATED
                                                  CAPITALIZATION;" "LANIER
                                                  WORLDWIDE, INC. UNAUDITED PRO
                                                  FORMA CONSOLIDATED FINANCIAL
                                                  STATEMENTS;" "LANIER
                                                  WORLDWIDE, INC. SELECTED
                                                  FINANCIAL DATA;" "MANAGEMENT'S
                                                  DISCUSSION AND ANALYSIS OF
                                                  FINANCIAL CONDITION AND
                                                  RESULTS OF OPERATIONS;" and
                                                  "LANIER WORLDWIDE, INC. AND
                                                  SUBSIDIARIES CONSOLIDATED
                                                  FINANCIAL STATEMENTS."

3.         Properties                             "LANIER'S BUSINESS - Properties"

4.         Security Ownership of Certain          "SECURITY OWNERSHIP OF CERTAIN
           Beneficial Owners and                  BENEFICIAL OWNERS."
           Management

5.         Directors and Executive                "LANIER'S MANAGEMENT."
           Officers

6.         Executive Compensation                 "LANIER'S MANAGEMENT."



7.         Certain Relationships and              "SUMMARY;" "THE DISTRIBUTION -
           Related Transactions                   Relationship Between Harris And
                                                  Lanier Following The Distribution."

8.         Legal Proceedings                      "LANIER'S BUSINESS - Legal Proceedings."

9.         Market Price of and Dividends          "SUMMARY;" and "THE DISTRIBUTION -
           on the Registrant's Common             Listing and Trading of the Lanier
           Equity and Related Stockholder         Shares" and "DIVIDEND POLICIES."
           Matters

11.        Description of Registrant's            "DESCRIPTION OF LANIER'S CAPITAL
           Securities to be Registered            STOCK."

12.        Indemnification of Officers and        "LIABILITY AND INDEMNIFICATION OF
           Directors                              DIRECTORS AND OFFICERS."

13.        Financial Statements and               "SUMMARY;" "LANIER WORLDWIDE, INC.
           Supplementary Data                     UNAUDITED PRO FORMA CONSOLIDATED
                                                  FINANCIAL STATEMENTS," "LANIER
                                                  WORLDWIDE, INC. SELECTED FINANCIAL
                                                  DATA;" and "LANIER WORLDWIDE, INC.
                                                  AND SUBSIDIARIES CONSOLIDATED
                                                  FINANCIAL STATEMENTS."



II.      INFORMATION NOT INCLUDED IN INFORMATION STATEMENT

Item 10.        Recent Sales of Unregistered Securities.

                None.

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

                None.

Item 15.        Financial Statements and Exhibits.

(a) List of Financial Statements. The following financial statements are included in the Information statement:

Report of Independent Certified Public Accountants.

Lanier Worldwide, Inc. and Subsidiaries Consolidated Balance Sheets as of July 2, 1999, July 3, 1998, and June 27, 1997.

Lanier Worldwide, Inc. and Subsidiaries Consolidated Statements of Income for the Fiscal Years ended July 2, 1999, July 3, 1998 and June 27, 1997.

Lanier Worldwide, Inc. and Subsidiaries Consolidated Statements of Cash Flows for the Fiscal Years ended July 2, 1999, July 3, 1998 and June 27, 1997.

Lanier Worldwide, Inc. and Subsidiaries Consolidated Statements of Changes in Shareholder Equity for the Fiscal Years ended July 2, 1999, July 3, 1998 and June 27, 1997.


(b) Exhibits The following documents are filed as exhibits hereto:

Exhibit No.
-----------

2.1    Form of Distribution Agreement.*

3.1 Form of Amended and Restated Certificate of Incorporation of Lanier Worldwide, Inc.**

3.2    Form of By-Laws of Lanier Worldwide, Inc.**

4.1    Form of Stockholder Protection Rights Agreement.**

4.2 Form of Certificate of Designation and Terms of Registrant's Participating Preferred Stock.**

10.1   Form of Tax Disaffiliation Agreement.*

10.2   Form of Credit Agreement.*

10.3   Form of Transition Services Agreement.*

10.4   Form of Distribution Agreement (filed as Exhibit 2.1).*

10.5   Form of Employee Benefits Compensation and Allocation Agreement.*


10.6   Form of Registration Rights Agreement.**


10.7   Form of Stock Incentive Plan.*

12.1   Computation of Ratios of Earnings to Fixed Charges.

21.1   List of Subsidiaries.*

23.1   Consent of Independent Certified Public Accountants.


27.1   Financial Data Schedule.



------------
*  To be filed by amendment
** Previously filed

                                    SIGNATURE


         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment No. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             LANIER WORLDWIDE, INC.


                                             By /s/ Wesley E. Cantrell
                                               -----------------------
                                             Name:  Wesley E. Cantrell
                                             Title: President and Chief
                                                    Executive Officer

[HARRIS LOGO]
[HARRIS LOGO]
                                                              HARRIS CORPORATION
                                                        1025 West NASA Boulevard
                                                        Melbourne, Florida 32919

                                                                         -, 1999

Dear Fellow Stockholder:

     I am pleased to inform you that the Board of Directors of Harris Corporation has approved a pro rata distribution to Harris stockholders of approximately 90% of the outstanding shares of common stock of Lanier Worldwide, Inc., one of the world's leading independent providers of office products and document management solutions, which is currently a subsidiary of Harris. Harris will retain approximately 10% of the Lanier shares.

     The distribution will take place on -, 1999. Each Harris stockholder as of -, 1999 will receive one Lanier share for every Harris share held on that date. Lanier has submitted an application to list the Lanier shares on the New York Stock Exchange under the symbol "LR."

     We believe that the distribution will meaningfully enhance value for Harris stockholders and will give Lanier the financial and operational flexibility to take advantage of significant growth opportunities in the office products and document management solutions business. We believe that separating the two companies will enhance the ability of each of Lanier and Harris to focus on strategic initiatives and new business opportunities, as well as to improve cost structures and operating efficiencies and to design equity-based compensation programs targeted to its own performance. In addition, we expect that the transition to an independent company will heighten Lanier management's focus, provide Lanier with greater access to capital, and allow the investment community to better measure Lanier's performance relative to its peers.

     The enclosed Information Statement describes the distribution and provides important financial and other information about Lanier. Please read it carefully.

     You do not have to take any action to receive your Lanier shares. You will not be required to pay anything or to surrender your Harris shares. Account statements reflecting your ownership of Lanier shares will be mailed to record holders of Harris stock shortly after -, 1999. If you are a participant in Harris' dividend reinvestment program and are entitled to receive a fractional Lanier share, you will receive a check for its cash value. If you are not a record holder of Harris stock, your Lanier shares should be credited to your account with your stockbroker or nominee on or about -, 1999. Following the distribution, you may also request physical stock certificates if you wish. Information for making that request will be furnished with your account statement.

                                          Sincerely,
                                        /s/ Phillip W. Farmer
                                        Phillip W. Farmer
                                        Chairman and Chief Executive Officer

                                      LOGO
                                      LOGO

                                                         Lanier Worldwide, Inc.
                                                         2300 Parklake Drive,
                                                         N.E.
                                                         Atlanta, Georgia
                                                         30345-2979
                                                         770/496-9500

                                                                         -, 1999

Dear Stockholder:

     We are very pleased that you will soon be a stockholder of Lanier Worldwide, Inc. We are one of the world's leading independent providers of office products and document management solutions, together with related service and support. Lanier is truly a global company. In fact, we have over 1,600 sales and service centers in over 100 countries around the world, through which we continually seek to provide "best of breed" products to our customers.

     As a subsidiary of Harris Corporation, Lanier has been known for its customer focused strategy. As an independent company, our highest priority will continue to be customer satisfaction. We continually train our sales people and service force on new products, technologies and techniques, and we believe that this training, coupled with our commitment to viewing business interactions through the eyes of our customers, will allow us to maintain our coveted reputation in our industry.

     We believe that the separation of our business from the businesses of our corporate parent, Harris Corporation, will enhance our ability to grow our businesses aggressively, both internally and through selective acquisitions. For the first time, we will have the ability to offer our employees incentive opportunities linked to Lanier's performance as a stand-alone company, which we believe will aid our efforts to enhance employee performance.

     As an independent company, we can more effectively focus on our objectives, support the capital needs of our company and thus bring value to you as a stockholder.

     Lanier has applied for listing of its shares on the New York Stock Exchange under the symbol "LR."

     Our board, management and employees are excited about our future as an independent company and we look forward to your support and participation in our success.

                                          Sincerely,
                                          /s/ Wesley E. Cantrell
                                          Wesley E. Cantrell
                                          President and Chief Executive Officer

                   SUBJECT TO COMPLETION, DATED JULY 28, 1999


                INFORMATION STATEMENT RELATING TO THE SPINOFF OF
                             LANIER WORLDWIDE, INC.
                            FROM HARRIS CORPORATION

                                  COMMON STOCK
                          (PAR VALUE $0.01 PER SHARE)

     Harris Corporation is sending you this information statement to describe the pro rata distribution to Harris stockholders of approximately 90% of the outstanding common stock of Lanier Worldwide, Inc. In this distribution, you will receive one share of Lanier common stock, together with an associated preferred stock purchase right, for every share of Harris common stock that you hold at the close of business on -, 1999. Harris will retain approximately 10% of Lanier's common stock. See "The Distribution" beginning on page 14.


     Lanier is currently a wholly owned subsidiary of Harris and is one of the world's largest independent providers of office products and document management solutions, related services and support, with over 1,600 sales and service centers in over 100 countries around the world. See "Lanier's Business" beginning on page 36.


     The distribution of Lanier shares will be effected at 11:59 p.m., Eastern Daylight Time, on -, 1999. You do not have to take any action to receive your Lanier shares. You will not be required to pay anything or to surrender your Harris shares. Harris intends to distribute the Lanier shares by book entry. The number of Harris shares that you own will not change as a result of the distribution.

     There is no current public trading market for the Lanier shares, although a "when-issued" trading market may develop prior to completion of the distribution. Lanier has filed an application to list the Lanier shares on the New York Stock Exchange under the symbol "LR." See "The Distribution -- Listing and Trading of the Lanier Shares" beginning on page 16.
                            ------------------------

     NO VOTE OF STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THE DISTRIBUTION. WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY OR YOUR SHARE CERTIFICATES.

     YOU SHOULD CAREFULLY CONSIDER THE RISK FACTORS DESCRIBED IN THIS INFORMATION STATEMENT BEGINNING ON PAGE 7.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES TO BE ISSUED UNDER THIS INFORMATION STATEMENT OR DETERMINED IF THIS INFORMATION STATEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     THIS INFORMATION STATEMENT IS NOT AN OFFER TO SELL OR THE SOLICITATION
                       OF AN OFFER TO BUY ANY SECURITIES.

               THE DATE OF THIS INFORMATION STATEMENT IS -, 1999.

                  QUESTIONS AND ANSWERS ABOUT THE DISTRIBUTION

     The following section answers various questions that you may have with respect to the pro rata distribution to Harris stockholders of approximately 90% of the outstanding shares of Lanier common stock. We refer to this distribution in this document as the "Distribution."

Q:  WHY IS HARRIS EFFECTING THE DISTRIBUTION?

A: Harris' board of directors and management believe that the Distribution is in the best interests of Harris, Lanier and Harris stockholders. Harris' board of directors and management believe that separating Lanier from the rest of Harris' businesses will allow both Lanier and Harris to focus on their respective businesses and provide them with the flexibility to pursue different strategies and react quickly to changing market environments. Lanier's business is a distinct business with significant differences from Harris' other operations with respect to its markets, products, capital needs and plans for growth. Harris' board of directors and management believe that the Distribution will enhance the ability of each of Lanier and Harris to focus on strategic initiatives and new business opportunities, improve cost structures and operating efficiencies and design equity-based compensation programs targeted to its own performance. In addition, Harris' board of directors expects that the transition to an independent company will heighten Lanier management's focus, provide Lanier with greater access to capital, and allow the investment community to measure Lanier's performance relative to its peers. For a more detailed discussion of the reasons for the Distribution, see "The
Distribution -- Reasons for the Distribution" on page 14.

Q:  WHY IS HARRIS RETAINING APPROXIMATELY 10% OF THE LANIER SHARES?

A: Harris will retain approximately 10% of the Lanier shares because the contemplated future sale of these shares will provide Harris with a source of cash following the Distribution. Harris intends to use this cash to make acquisitions in the telecommunications equipment industry and for general working capital purposes. See "The Distribution -- Reasons for Harris' Retention of Lanier Shares" on page 15.

Q:  WHEN WILL THE DISTRIBUTION OCCUR?

A:  We currently anticipate completing the Distribution on -, 1999.

Q:  WHAT BUSINESS WILL LANIER CONDUCT FOLLOWING THE DISTRIBUTION?


A: After the Distribution, Lanier will continue operating its current business. See "Summary -- Lanier's Business" on page 1, "The Distribution -- Results of the Distribution" beginning on page 15 and "Lanier's Business" beginning on page 36.


Q:  WHAT WILL I RECEIVE AS A RESULT OF THE DISTRIBUTION?

A: For every share of Harris common stock that you own of record on -, 1999, you will receive one share of Lanier common stock. For example, if you own 123 shares of Harris common stock on -, you will receive 123 shares of Lanier common stock.

     Harris currently intends to distribute the Lanier shares by book entry. If you are a record holder of Harris stock, instead of physical stock certificates, you will receive from Lanier's transfer agent shortly after -, 1999 a statement of your book entry account for the Lanier shares distributed to you. Following the Distribution, you may request physical stock certificates if you wish, and instructions for making that request will be furnished with your account statement. If you are a participant in Harris' dividend reinvestment plan and are entitled to receive a fractional Lanier share, you will receive a check for the cash value of the fractional Lanier share, which may be taxable to you. If you are not a record holder of Harris stock because such shares are held on your behalf by your stockbroker or other nominee, your Lanier shares should be credited to your account with your stockbroker or nominee on or about -, 1999.

     Associated with every share of Lanier common stock that you receive will be one preferred stock purchase right. These rights are similar to the rights associated with your existing shares of Harris common stock and may have certain anti-takeover effects similar to Harris' current preferred stock purchase rights. See "The Distribution -- Manner of Effecting the Distribution" on page 15, "Risk Factors -- Certain Provisions of Lanier's Restated Certificate of Incorporation and Bylaws and Rights Plan and the Tax Disaffiliaton Agreement May

Discourage Takeovers" beginning on page 11 and "Certain Anti-Takeover Provisions of Lanier's Certificate of Incorporation, Bylaws and Rights Agreement and Delaware Law" beginning on page 58.

Q:  WHAT DO I HAVE TO DO TO RECEIVE MY LANIER SHARES?

A: Nothing. Your Lanier shares will be either reflected in an account statement that Lanier's transfer agent will send to you shortly after -, 1999 or credited to your account with your broker or nominee on or about -, 1999.

Q:  WHEN WILL I RECEIVE MY LANIER SHARES?

A: If you hold your Harris shares in your own name, your account statement will be mailed to you on or about -, 1999. You should allow several days for the mail to reach you.

     If you hold your Harris shares through your stockbroker, bank or other nominee, you are probably not a stockholder of record and your receipt of Lanier shares depends on your arrangements with the nominee that holds your Harris shares for you. Harris anticipates that stockbrokers and banks generally will credit their customers' accounts with Lanier shares on or about -, 1999, but you should check with your stockbroker, bank or other nominee. See "The
Distribution -- Manner of Effecting the Distribution" on page 15.

Q:  HOW WILL THE DISTRIBUTION AFFECT THE MARKET PRICE OF MY HARRIS SHARES?

A: Following the Distribution, Harris shares will continue to be listed and traded on the New York Stock Exchange under the symbol "HRS." As a result of the Distribution, the trading price of Harris shares immediately following the Distribution will likely be lower than immediately prior to the Distribution. Until the market has fully analyzed the operations of Harris without the operations of Lanier, the price of Harris shares may fluctuate significantly. See "The Distribution -- Listing and Trading of the Lanier Shares" beginning on page 16.

Q:  WHERE WILL MY LANIER SHARES BE TRADED?

A: Lanier has submitted an application to list the Lanier shares on the New York Stock Exchange under the symbol "LR." Trading of the Lanier shares may commence on a when-issued basis after the record date. See "The
Distribution -- Listing and Trading of the Lanier Shares" beginning on page 16.

Q:  HOW WILL THE CASH PAYMENT FOR FRACTIONAL SHARES BE DETERMINED AND PAID?

A: If your account with Harris' dividend reinvestment plan is credited with a fractional share of Harris stock as of -, 1999, you will receive cash in lieu of the fractional Lanier share that you are entitled to receive. Your fractional Lanier share will be aggregated with the fractional Lanier shares of other stockholders and sold in the open market by Harris' distribution agent. You will receive a check for your share of the net proceeds of such sale. See "The Distribution -- Manner of Effecting the Distribution" on page 15.

Q:  WHAT IF I WANT TO SELL MY HARRIS SHARES OR MY LANIER SHARES?

A: You should consult with your own financial advisors, such as your stockbroker, bank or tax advisor. Harris does not make recommendations on the purchase, retention or sale of Harris shares or Lanier shares.

     If you do decide to sell any shares, you should make sure your stockbroker, bank or other nominee understands whether you want to sell your Harris shares or your Lanier shares, or both. The following information may be helpful in discussions with your stockbroker, bank or other nominee.

     Beginning about -, 1999 and continuing until -, 1999, New York Stock Exchange practices should generally allow you to sell your Harris shares either together with the right to receive the Lanier shares in the Distribution or without the right to receive the Lanier shares. If you sell your Harris shares with the right to receive the Lanier shares, you (or your broker or bank) will be required to deliver to the buyer the Lanier shares you receive in the Distribution. You should also be able to sell your right to receive the Lanier shares without selling your Harris shares.

     Sales of Harris shares with the right to receive the Lanier shares should generally settle in the three business day settlement period. Sales of Harris shares without the right to receive the Lanier shares and sales of the Lanier shares without Harris shares are expected to settle four business days following the date account statements for the Lanier shares are mailed. Check with your stockbroker, bank or other nominee. Beginning about -, 1999, you may only sell your Harris shares and Lanier shares separately. Once again, check with your stockbroker, bank or other nominee. See "The Distribution -- Listing and Trading of the Lanier Shares" beginning on Page 16.

Q: HOW WILL THE DISTRIBUTION AFFECT THE DIVIDENDS I CURRENTLY RECEIVE ON MY HARRIS SHARES?

A: Following the Distribution, Harris intends to pay quarterly dividends at an initial annual rate expected to be substantially below Harris' current annual dividend rate of $.96 per share. No determination has been made by Harris' board of directors with respect to the initial dividend rate that will be paid following the Distribution. The declaration and payment of dividends is at the discretion of Harris' board of directors and will be subject to Harris' financial results and the availability of surplus funds to pay dividends. The declaration of dividends and the amount thereof will depend on a number of factors, including Harris' financial condition, capital requirements, results of operations, future business prospects and other factors Harris' board of directors may deem relevant. No assurance can be given that Harris will pay any dividends. See "Dividend Policies" on page 23.

Q:  WILL LANIER PAY DIVIDENDS?


A: Lanier intends to pay quarterly cash dividends, although the declaration and payment of dividends is at the discretion of Lanier's board of directors and will be subject to Lanier's financial results and the availability of surplus funds to pay dividends. The amount of quarterly cash dividends will depend on a number of factors, including Lanier's financial condition, capital requirements, results of operations, future business prospects and other factors Lanier's board of directors may deem relevant. No assurance can be given that Lanier will pay any dividends. See "Risk Factors -- Uncertainty of Dividends" on page 11 and "Dividend Policies" on page 23. Certain covenants set forth in the revolving credit facility that Lanier will enter into in connection with the Distribution may limit Lanier's ability to declare and pay dividends on the Lanier Shares. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Credit Facility" on page 33.


Q:  WILL LANIER HAVE A DIVIDEND REINVESTMENT OR STOCK PURCHASE PLAN?

A: Lanier intends to establish a direct stock purchase and dividend reinvestment plan that will enable holders to purchase additional Lanier shares and to reinvest dividends into additional Lanier shares. See "Dividend Policies" on page 23.

Q:  WILL I HAVE TO PAY TAXES ON THE LANIER SHARES THAT I RECEIVE?

A: Based upon the opinion of Sullivan & Cromwell, special counsel to Harris, Harris anticipates that the Distribution will be tax-free to Harris stockholders for U.S. federal income tax purposes, except for any tax payable because of any cash stockholders may receive in lieu of fractional Lanier shares. (You will be entitled to receive cash in lieu of a fractional Lanier share only if you are a participant in Harris' dividend reinvestment plan and your account with such plan is credited with a fractional share of Harris common stock as of -, 1999). In addition, you may have to pay taxes if you sell your Lanier shares. If you have any questions, please consult your tax advisor. See "Risk
Factors -- Failure to Qualify as a Tax Free Transaction Could Result in Substantial Liability" beginning on page 8 and "The Distribution -- Federal Income Tax Consequences of the Distribution" beginning on page 17.

Q: WILL THERE BE ANY CHANGE IN THE UNITED STATES FEDERAL TAX BASIS OF MY HARRIS SHARES AS A RESULT OF THE DISTRIBUTION?

A: Yes, your tax basis in your Harris shares will be reduced. If you are the record holder of your Harris shares, you will receive information with your account statement that will help you calculate the adjusted tax basis for your Harris shares, as well as the tax basis for your Lanier shares. See "The Distribution -- Federal Income Tax Consequences of the Distribution" beginning on page 17.

Q:  WHERE CAN I GET MORE INFORMATION?

A: If you have any questions relating to the mechanics of the Distribution and the delivery of account statements or the trading of Harris or Lanier shares prior to the Distribution, you can contact the Distribution Agent:

                            ChaseMellon Shareholder Services, L.L.C.
                            85 Challenger Road
                            Ridgefield Park, NJ 07660
                            (201) 296-4040

     For other questions related to the Distribution, Harris or Lanier, please contact:

                            Georgeson Shareholder Communications, Inc.
                            17 State Street
                            New York, New York 10004
                            (800) 223-2064

     After the Distribution, Lanier stockholders with inquiries relating to the Distribution or their investment in Lanier should contact:

                            Lanier Worldwide, Inc.
                            2300 Parklake Drive, N.E.
                            Atlanta, Georgia 30345
                            Attention: Corporate Secretary
                            (770) 621-1588

     After the Distribution, Harris stockholders with inquiries relating to the Distribution or their investment in Harris should contact:

                            Harris Corporation
                            1025 West NASA Boulevard
                            Melbourne, Florida 32919
                            Attention: Corporate Secretary
                            (407) 727-9100

                               TABLE OF CONTENTS


                                                               PAGE
                                                              -------
QUESTIONS AND ANSWERS ABOUT THE DISTRIBUTION................       ii
SUMMARY.....................................................        1
RISK FACTORS................................................        7
INTRODUCTION................................................       14
THE DISTRIBUTION............................................       14
RELATIONSHIP BETWEEN HARRIS AND LANIER FOLLOWING THE
  DISTRIBUTION..............................................       19
LANIER WORLDWIDE, INC. AND SUBSIDIARIES HISTORICAL AND PRO
  FORMA CONSOLIDATED CAPITALIZATION.........................       22
DIVIDEND POLICIES...........................................       23
LANIER WORLDWIDE, INC. UNAUDITED PRO FORMA CONSOLIDATED
  FINANCIAL STATEMENTS......................................       24
LANIER WORLDWIDE, INC. SELECTED FINANCIAL DATA..............       28
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................       29
LANIER'S BUSINESS...........................................       36
LANIER'S MANAGEMENT.........................................       43
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS.............       54
BENEFICIAL OWNERSHIP OF MANAGEMENT..........................       56
DESCRIPTION OF LANIER'S CAPITAL STOCK.......................       56
CERTAIN ANTI-TAKEOVER PROVISIONS OF LANIER'S CERTIFICATE OF
  INCORPORATION, BYLAWS AND RIGHTS AGREEMENT AND DELAWARE
  LAW.......................................................       58
LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS.....       63
INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS....................       64
ADDITIONAL INFORMATION......................................       64
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS..........      F-1
LANIER WORLDWIDE, INC. AND SUBSIDIARIES CONSOLIDATED
  FINANCIAL STATEMENTS......................................      F-2

                                    SUMMARY

     This summary highlights selected information contained elsewhere in this document. It is not complete and may not contain all of the information that is important to you. To better understand the Distribution and Lanier, you should read this entire document carefully, including the risks described beginning on page 7 and the financial statements and the notes pertaining thereto beginning on page F-1.

                        WHY WE SENT THIS DOCUMENT TO YOU

     Harris Corporation ("Harris") sent you this document because you were an owner of Harris common stock on -, 1999. This entitles you to receive a pro rata distribution of one share of common stock of Lanier Worldwide, Inc. ("Lanier"), which is currently a wholly owned subsidiary of Harris, for every Harris share you owned on that date. We refer to this distribution in this document as the "Distribution." No action is required on your part to participate in the Distribution and you do not have to pay cash or other consideration to receive your Lanier shares.

     This document describes Lanier's business, the relationship between Harris and Lanier, and how this transaction benefits Harris and its stockholders, and provides other information to assist you in evaluating the benefits and risks of holding or disposing of the Lanier shares that you will receive in the Distribution. You should be aware of certain risks relating to the Distribution and Lanier's business, which are described in this document beginning on page 7.

                               LANIER'S BUSINESS

     Lanier and its subsidiaries form one of the world's largest independent suppliers of copiers, facsimiles and other related automated office imaging equipment. With over 1,600 sales and service locations in more than 100 countries, Lanier markets these products and related services, parts and supplies to customers both on a direct sales basis and through a worldwide network of independent dealers. Lanier provides customers with a wide array of customized document management solutions including black and white digital and analog copiers, color copiers, facsimile machines, multifunction devices, dictation equipment, computer based health care information management systems, associated parts and supplies, and a variety of related outsourcing services, including legal support services. Lanier sources substantially all of these products from a variety of manufacturers, seeking out the "best-of-breed." Selected products undergo rigorous testing by Lanier, and upgrades are often recommended to the manufacturers in order to meet Lanier's demanding standards.

     Lanier targets sales of its products to four primary markets: (i) global/national or "key" accounts; (ii) major accounts; (iii) commercial users; and (iv) specific vertical industries, such as the health care and legal industries. Some of Lanier's national customers include Abbott Laboratories, Corning, Inc., CountryWide Home Loans, Federal Express, Merck & Company, Inc., Minnesota Mining & Manufacturing Co. and the National Aeronautics & Space Administration (NASA).

     Lanier's goal is to become the leading global provider of document management solutions and related services and support. In order to accomplish this goal, Lanier intends to use the following strategies:

     - continue to cultivate its "best of breed" sourcing and distribution relationships;

     - deliver integrated document management solutions to its customers;

     - focus on customer satisfaction and retention;

     - maintain and develop its effective marketing initiatives;

     - attract, retain and incentivize its high caliber employees; and

     - continue to add revenue and operating income through selective acquisitions.

                               \ THE DISTRIBUTION

DISTRIBUTING COMPANY.......  Harris Corporation, a Delaware corporation.

DISTRIBUTED COMPANY........  Lanier Worldwide, Inc., a Delaware corporation.

PRIMARY PURPOSES OF
  DISTRIBUTION.............  Harris' board of directors believes that separating
                             Lanier from the rest of Harris' businesses will allow both Lanier and Harris to focus on their respective businesses and provide them with the flexibility to pursue different strategies and react quickly to changing market environments. Lanier's business is a distinct business with significant differences from Harris' other operations with respect to its markets, products, capital needs and plans for growth. Harris' board of directors believes that separating the two companies will enhance the ability of each of Lanier and Harris to focus on strategic initiatives and new business opportunities, improve cost structures and operating efficiencies and design equity-based compensation programs targeted to its own performance. In addition, Harris' board of directors believes that Lanier will have greater access to capital as an independent company and that the investment community will be better able to measure Lanier's performance relative to its peers. For a more detailed discussion of the reasons for the Distribution, see "The
                             Distribution -- Reasons for the Distribution" on page 14 and "-- Reasons for Harris' Retention of Lanier Shares" on page 15.

LANIER SHARES TO BE
DISTRIBUTED................  We will distribute to Harris stockholders approximately - Lanier shares, par value $.01 per share (together with the associated preferred stock purchase rights, the "Lanier Shares"), based on approximately - Harris shares outstanding on -, 1999. The Lanier Shares to be distributed will constitute approximately 90% of the Lanier Shares outstanding after the Distribution.

LANIER SHARES TO BE
RETAINED BY HARRIS.........  Harris will retain approximately 10% of the Lanier
                             Shares and Lanier will grant Harris certain rights to cause Lanier to register these Lanier Shares for sale under the securities laws. Harris will retain such Lanier Shares because the contemplated future sale of these shares will provide Harris with a source of cash following the Distribution. Harris has agreed not to sell its Lanier Shares for six months following the Distribution, but intends to sell its Lanier Shares within two years following the Distribution. In addition, Harris has agreed to vote its Lanier Shares in proportion to votes cast by other Lanier stockholders. See "Risk
                             Factors -- The Possibility of Substantial Sales May Have an Adverse Impact on the Trading Price of the Lanier Shares" on page 8, "The
                             Distribution -- Reasons for Harris' Retention of Lanier Shares" on page 15 and "The
                             Distribution -- Listing and Trading of the Lanier Shares" beginning on page 16.

TRADING MARKET AND
SYMBOL.....................  There is no current trading market for the Lanier
                             Shares, although a when-issued market may develop prior to completion of the Distribution. Lanier has filed an application to list the Lanier Shares on the New York Stock Exchange under the symbol "LR."

RECORD DATE................  If you owned Harris shares at the close of business on -, 1999 (the "Record Date"), then you will receive Lanier Shares in the Distribution.

DISTRIBUTION DATE..........  The Distribution will occur at 11:59 p.m., Eastern
                             Daylight Time, on -, 1999 (the "Distribution
                             Date"). If you are a record holder of Harris stock, instead of physical stock certificates you will receive from Lanier's transfer agent shortly after -, 1999 a statement of your book entry account for the Lanier Shares distributed to you. Following the Distribution, you may request physical stock certificates if you wish, and instructions for making that request will be furnished with your account statement. If you are not a record holder of Harris stock because such shares are held on your behalf by your stockbroker or other nominee, your Lanier Shares should be credited to your account with your stockbroker or other nominee on or about -, 1999.

DISTRIBUTION RATIO.........  You will receive one Lanier Share for every Harris share you held on the Record Date.

DISTRIBUTION AGENT.........  ChaseMellon Shareholder Services, L.L.C.

TRANSFER AGENT AND
REGISTRAR FOR THE LANIER
  SHARES...................  ChaseMellon Shareholder Services, L.L.C.

FRACTIONAL SHARE
INTERESTS..................  Fractional Lanier Shares will not be issued. You will be entitled to receive a fractional Lanier Share only if you are a participant in Harris' dividend reinvestment plan and your account with such plan is credited with a fractional share of Harris common stock as of the Record Date. Your fractional Lanier Share will be aggregated with the fractional Lanier Shares of other stockholders and sold in the open market by Harris' Distribution Agent. You will receive a check for your pro rata share of the net proceeds of such sale. See "The Distribution -- Manner of Effecting the Distribution" on page 15.

TAX CONSEQUENCES...........  Sullivan & Cromwell, special counsel to Harris, expects to render an opinion to Harris that the Distribution will be tax-free to you for U.S. federal income tax purposes except to the extent of any cash you receive in lieu of fractional Lanier Shares. See "Risk Factors -- Failure to Qualify as a Tax Free Transaction Could Result in Substantial Liability" beginning on page 8 and "The Distribution -- Federal Income Tax Consequences of the Distribution" beginning on page 17.

RELATIONSHIP WITH HARRIS
AFTER THE DISTRIBUTION.....  Immediately prior to the Distribution Date, Harris and Lanier will enter into agreements to transfer to Lanier selected assets and liabilities of Harris related to Lanier's business, to transfer to Harris selected assets and liabilities of Lanier related to Harris' business, to arrange for the continued provision of certain services by each company to the other, to make arrangements for the Distribution and to define the ongoing relationships between Harris and Lanier. In addition, Lanier will grant Harris registration rights with respect to the Lanier Shares which Harris will continue to own. Harris and Lanier will also enter into an agreement providing for the sharing of taxes incurred by them prior to the Distribution and providing certain indemnification rights with respect to tax matters. After the Distribution, Harris and Lanier will not have any other material contracts or other arrangements between them other than arrangements made on an arm's length basis. See "Relationship Between Harris and Lanier Following the Distribution" beginning on page 19.

BOARD OF DIRECTORS OF
LANIER.....................  After the Distribution, Lanier will have an initial board of nine directors, classified into three classes of three directors each. Directors of each class will serve three-year terms. See "Lanier's Management" beginning on page 43.



MANAGEMENT OF LANIER.......  Lanier's current executive officers will continue to serve as executive officers of Lanier after the Distribution. See "Lanier's Management" beginning on page 43.



CREDIT FACILITY............  Prior to the Distribution, Lanier will incur debt under a credit facility to be entered into with certain major financial institutions (the "Credit Facility") in connection with the payment of a dividend by Lanier to Harris immediately prior to the Distribution. As a result of this incurrence of debt and the assumption by Lanier of certain of Harris' indebtedness relating to Lanier's business, Lanier will have approximately $700 million of indebtedness net of cash on the Distribution Date. The terms of the Credit Facility will include customary affirmative and negative covenants that will, among other things, require Lanier to satisfy certain financial tests and maintain certain financial ratios, and will limit Lanier's ability to declare and pay dividends on the Lanier Shares. Lanier may also incur additional indebtedness from time to time, for general corporate purposes, including working capital requirements, capital expenditures and future acquisitions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Credit Facility" on page 33.



POST-DISTRIBUTION DIVIDEND
  POLICIES.................  Lanier. Following the Distribution, Lanier's
                             dividend policy will be set by Lanier's board of directors. Lanier intends to pay quarterly cash dividends, although the declaration and payment of dividends is at the discretion of the Lanier Board and will be subject to Lanier's financial results and the availability of surplus funds to pay dividends. The amount of quarterly cash dividends will depend on a number of factors, including Lanier's financial condition, capital requirements, results of operations, future business prospects and other factors Lanier's board of directors may deem relevant. No assurance can be given that Lanier will pay any dividends. See "Risk
                             Factors -- Uncertainty of Dividends" on page 11 and "Dividend Policies" on page 23. Certain covenants set forth in the Credit Facility will limit Lanier's ability to declare and pay dividends and distributions on the Lanier Shares. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Credit Facility" on page 33.


                             Harris. Following the Distribution, Harris intends to pay quarterly dividends at an initial annual rate expected to be substantially below Harris' current annual dividend rate of $.96 per share. No determination has been made by Harris' board of directors with respect to the initial dividend rate that will be paid following the Distribution. The payment and level of dividends is at the discretion of Harris' board of directors and will be subject to Harris' financial results and the availability of surplus funds to pay dividends. The declaration of dividends and the amount thereof will depend on a number of factors, including Harris' financial condition, capital requirements, results of operations, future business prospects and other factors Harris' board of directors may deem relevant. No assurance can be given that Harris will pay any dividends. See "Dividend Policies" on page 23.

CERTAIN ANTI-TAKEOVER
EFFECTS....................  Certain provisions of Lanier's restated certificate of incorporation and bylaws may have the effect of making the acquisition of control of Lanier in a transaction not approved by Lanier's board of directors more difficult. The stockholder protection rights agreement that Lanier will enter into in connection with the Distribution also would make such a transaction more difficult. Moreover, certain provisions of the Tax Disaffiliation Agreement that Lanier will enter into in connection with the Distribution could discourage potential acquisition proposals. See "Risk Factors -- Certain Provisions of Lanier's Certificate of Incorporation and Bylaws and Rights Plan and the Tax Disaffiliation Agreement May Discourage Takeovers" beginning on page 11 and "Certain Anti-Takeover Provisions of Lanier's Certificate of Incorporation, Bylaws and Rights Agreement and Delaware Law" beginning on page 58.


RISK FACTORS...............  You should review the risks relating to the
                             Distribution and Lanier's business described in "Risk Factors" beginning on page 7.

                    LANIER WORLDWIDE, INC. AND SUBSIDIARIES

          SUMMARY HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL DATA


     The summary historical and pro forma consolidated financial data of Lanier set forth below is qualified in its entirety by, and should be read in conjunction with, the Consolidated Financial Statements of Lanier, including the Notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this document. The income statement data for each of the three fiscal years ended July 2, 1999 and the balance sheet data as of July 2, 1999 and July 3, 1998 are derived from, and are qualified by reference to, the consolidated financial statements included elsewhere in this document that have been audited by Ernst & Young LLP, Lanier's independent certified public accountants.



     The summary pro forma consolidated financial data reflect adjustments to the historical consolidated balance sheet of Lanier as if the Distribution had occurred on July 2, 1999 and to the historical consolidated income statement of Lanier as if the Distribution had occurred on July 4, 1998. The historical and pro forma consolidated financial statements of Lanier do not necessarily reflect the results of operations or financial position that Lanier would have had if Lanier had been a separate, independent company for the periods indicated.



                                                             HISTORICAL
                           ------------------------------------------------------------------------------
                                                         FISCAL YEAR ENDED
                           ------------------------------------------------------------------------------
                                                                                            PRO FORMA (A)
                            JULY 2,      JULY 3,      JUNE 27,     JUNE 30,     JUNE 30,       JULY 2,
                              1999         1998         1997         1996         1995          1999
                           ----------   ----------   ----------   ----------   ----------   -------------
                                              (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
  Revenue from sales,
     rentals and
     services............  $1,430,488   $1,254,777   $1,170,014   $1,115,962   $1,023,544    $1,430,488
  Gross margin...........     533,111      495,908      488,267      448,075      414,101       533,111
  Income before income
     taxes...............     111,270       99,401      101,907       90,603       82,747        93,096
  Income taxes...........      40,000       36,604       38,208       33,331       30,454        33,094
  Net income.............      71,270       62,797       63,699       57,272       52,293        60,002
PRO FORMA INCOME PER
  SHARE..................                                                                    $   0.68(B)
BALANCE SHEET DATA (END
  OF PERIOD):
  Total assets...........  $1,337,708   $1,123,296   $1,075,307   $1,056,814   $1,011,404    $1,150,093
  Long-term debt.........       4,622        3,660        3,990        4,103        4,192       577,616
  Shareholder equity.....     882,738      803,657      750,157      689,240      635,113        87,421


---------------

(A) The pro forma consolidated financial data reflect the elimination of a corporate expense allocation by Harris, the addition of administrative and general expenses that Lanier expects to incur as an independent public company, the allocation of additional debt and related interest expense, pro forma income adjustments, settlement of intercompany loans and a dividend to be paid by Lanier to Harris immediately prior to the Distribution. The aggregate amount of such dividend will be the sum of: (i) $700 million; plus
    (ii) any cash retained by Lanier on the Distribution Date; less (iii) the amount of debt retained or assumed by Lanier; and less (iv) amounts owed by Lanier under Lanier's European asset securitization facility. See "Lanier Worldwide, Inc. Pro Forma Consolidated Financial Statements" beginning on page 24 and the Notes thereto.


(B) Pro forma income per share for the fiscal year ended July 2, 1999 is computed based on 88,857,000 shares, which represents the approximate number of Lanier Shares expected to be distributed in the Distribution based on the number of Harris shares outstanding as of July 2, 1999, the retention of Lanier Shares by Harris and conversion of performance share awards.

                                  RISK FACTORS

     This document contains forward-looking statements that reflect Lanier's current assumptions and estimates of future performance and economic conditions. Such statements are made in reliance upon the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Harris and Lanier may make these statements directly in this document or incorporate such statements into this document by reference to other documents. Harris and Lanier may also include statements pertaining to periods following the Distribution. You can find many of these statements by looking for words such as "believes," "expects," "anticipates," "estimates" or similar expressions. Any forward-looking statements are subject to risks and uncertainties that may cause actual results and future trends to differ materially from those projected, stated, or implied by the forward-looking statements.

     Lanier's results and the accuracy of the forward-looking statements could be affected by, among other things, general economic conditions in the markets in which Lanier operates; economic developments that have a particularly adverse effect on one or more of the markets served by Lanier; the ability to execute management's internal operating plans; stability of key markets for office products and document management solutions; fluctuation in foreign currency exchange rates and the effectiveness of Lanier's currency hedging program; worldwide demand and product and service pricing for office products and document management solutions; and the other risk factors discussed below. Lanier disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

     In addition to the information contained elsewhere in this document, you should carefully read the following risk factors related to the Distribution.

RISKS RELATING TO THE DISTRIBUTION

  THERE HAS NOT BEEN ANY PRIOR TRADING MARKET FOR THE LANIER SHARES

     There is no current trading market for the Lanier Shares, although a when-issued trading market may develop prior to completion of the Distribution. Lanier has filed an application to list the Lanier Shares on the New York Stock Exchange under the symbol "LR." See "The Distribution -- Listing and Trading of the Lanier Shares" beginning on page 16.

     There can be no assurance as to whether the Lanier Shares will be actively traded or as to the prices at which the Lanier Shares will trade. Some of the Harris stockholders who receive Lanier Shares may decide that they do not want shares in an office products and document management solutions company, and may sell their Lanier Shares following the Distribution. This may delay the development of an orderly trading market in the Lanier Shares for a period of time following the Distribution. Until the Lanier Shares are fully distributed and an orderly market develops, the prices at which the Lanier Shares trade may fluctuate significantly and may be lower or higher than the price that would be expected for a fully distributed issue. Prices for Lanier Shares will be determined in the marketplace and may be influenced by many factors, including the depth and liquidity of the market for the shares, Lanier's results of operations, what investors think of Lanier and the office products and document management solutions industry, the amount of dividends that Lanier pays, changes in economic conditions in the office products and document management solutions industry and general economic and market conditions. In addition, the stock market often experiences significant price fluctuations that are unrelated to the operating performance of the specific companies whose stock is traded. Market fluctuations could have a material adverse impact on the trading price of the Lanier Shares. See "The Distribution -- Listing and Trading of the Lanier Shares" beginning on page 16.

  THE DISTRIBUTION MAY CAUSE FLUCTUATIONS IN TRADING PRICES OF HARRIS COMMON
STOCK

     Following the Distribution, Harris common stock will continue to be listed and traded on the New York Stock Exchange under the symbol "HRS." As a result of the Distribution, the trading price of Harris common stock immediately following the Distribution will likely be lower than the trading price of Harris common stock immediately prior to the Distribution. The combined trading prices of Harris common stock and the Lanier Shares after the Distribution may be less than, equal to or greater than the trading prices of Harris common stock immediately prior to the Distribution. Until the market has fully analyzed the operations of Harris without the operations of Lanier, the prices at which Harris common stock trades may fluctuate significantly. In addition, the stock market often experiences significant price fluctuations that are unrelated to the operating performance of the specific companies whose stock is traded. Market fluctuations could have a material adverse effect on the trading price of Harris common stock. See "The Distribution -- Listing and Trading of the Lanier Shares" beginning on page 16.

  THE POSSIBILITY OF SUBSTANTIAL SALES MAY HAVE AN ADVERSE IMPACT ON THE TRADING PRICE OF THE LANIER SHARES

     Based on the number of shares of Harris common stock outstanding on the Record Date, Harris will distribute to its stockholders a total of approximately
- million Lanier Shares. Under the United States federal securities laws, almost all of these shares may be resold immediately in the public market, except for Lanier Shares held by affiliates of Lanier. Lanier cannot predict whether stockholders will resell large numbers of Lanier Shares in the public market following the Distribution or how quickly they may resell these Lanier Shares. See "The Distribution -- Listing and Trading of the Lanier Shares" beginning on page 16.

     Harris will retain approximately 10% of the Lanier Shares and Lanier will grant Harris certain rights entitling Harris to cause Lanier to register its Lanier Shares under the securities laws. Harris has agreed not to sell its Lanier Shares for six months following the Distribution, but intends to sell these shares within two years after the Distribution. If Harris or Lanier stockholders sell large numbers of Lanier Shares over a short period of time, or if investors anticipate large sales of Lanier Shares over a short period of time, this could adversely affect the trading price of the Lanier Shares. See "The Distribution -- Listing and Trading of the Lanier Shares" beginning on page 16.

  FAILURE TO QUALIFY AS A TAX-FREE TRANSACTION COULD RESULT IN SUBSTANTIAL LIABILITY

     Harris and Lanier intend for the Distribution generally to be tax-free for federal income tax purposes. In connection with the Distribution, Sullivan & Cromwell, special counsel to Harris, expects to render an opinion that the Distribution will be tax-free to you for federal income tax purposes except to the extent of any cash you receive in lieu of fractional Lanier Shares. This opinion of counsel will not be binding on the Internal Revenue Service and, as a result, we cannot assure you that the Distribution will qualify as a tax-free transaction. Additionally, even though the Distribution is tax-free to Harris stockholders, it is possible that the Distribution could be rendered taxable to Harris as a result of a subsequent acquisition of Harris or Lanier.

     If the Distribution were not to qualify for tax-free treatment, then, in general, a substantial corporate tax would be payable by the consolidated group of which Harris is the common parent based upon the difference between (1) the aggregate fair market value of the Lanier Shares distributed in the Distribution and (2) Harris' adjusted basis in the Lanier Shares. The corporate level tax would be payable by Harris. However, under certain circumstances, Lanier has agreed to indemnify Harris for all or a portion of this tax liability. See "Relationship Between Harris and Lanier Following the Distribution -- Tax Disaffiliation Agreement" beginning on page 20. This indemnification obligation, if triggered, would have a material adverse effect on the results of operations and financial position of Lanier. In addition, under the consolidated return regulations, each member of Harris' consolidated group (including Lanier) is severally liable for such tax liability. See "The Distribution -- Federal Income Tax Consequences of the Distribution" beginning on page 17.

     Furthermore, if the Internal Revenue Service determines that the Distribution does not qualify as tax-free for any reason other than a post-Distribution acquisition of Harris or Lanier, each Harris stockholder who receives Lanier Shares in the Distribution would generally be taxed as if he or she received a dividend equal to the fair market value of his or her Lanier Shares. See "The Distribution -- Federal Income Tax Consequences of the Distribution" beginning on page 17.

     Harris would also incur a substantial corporate tax liability under Section 355(e) of the Internal Revenue Code of 1986, as amended (the "Code"), if Harris were to be acquired by a third party within two years after the

Distribution and Harris fails to prove that the subsequent acquisition of Harris and the Distribution were not made pursuant to a plan or a series of related transactions. Similarly, if Lanier is acquired by a third party within two years after the Distribution and Harris fails to prove that the subsequent acquisition of Lanier and the Distribution were not made pursuant to a plan or a series of related transactions, Harris may incur this substantial corporate tax liability under Section 355(e) of the Code. Lanier would be obligated to indemnify Harris for all or a portion of this substantial corporate tax liability under the Tax Disaffiliation Agreement under certain circumstances. This indemnification obligation would have a material adverse effect on the results of operations and financial position of Lanier. However, Harris stockholders would not recognize gain or loss under Section 355(e) of the Code solely because either Harris or Lanier is acquired by a third party after the Distribution. See "The Distribution -- Federal Income Tax Consequences of the Distribution" beginning on page 17 and "Relationship Between Harris and Lanier Following the Distribution -- Tax Disaffiliation Agreement" beginning on page 20.

RISKS RELATING TO LANIER

  LANIER HAS NO RECENT OPERATING HISTORY AS AN INDEPENDENT PUBLIC COMPANY

     Lanier does not have a recent operating history as an independent public company and since 1983 has relied on Harris for various financial, administrative and managerial expertise in conducting its operations. Following the Distribution, Lanier will maintain its own credit and banking relationships and perform its own financial and investor relations functions. While Lanier has been profitable as a subsidiary of Harris, there can be no assurance that as an independent company profits will continue at the same level, if at all. Additionally, there can be no assurance that Lanier will be able to put in place successfully the financial, administrative and managerial structure necessary to operate as an independent public company, or that the development of such structure will not require a significant amount of management's time and other resources.

  HISTORICAL FINANCIAL INFORMATION MAY BE OF LIMITED RELEVANCE

     The historical financial information included in this document does not reflect the results of operations, financial position and cash flows of Lanier in the future or the results of operations, financial position and cash flows of Lanier operated as a separate stand-alone entity during the periods presented. The financial information included herein does not reflect any changes that may occur in the funding and operations of Lanier as a result of the Distribution.

  LANIER'S CREDIT FACILITY AND OTHER INDEBTEDNESS MAY RESTRICT CERTAIN
ACTIVITIES


     Prior to the Distribution, Lanier will incur debt under the Credit Facility in connection with the payment of a dividend by Lanier to Harris immediately prior to the Distribution and for general working capital purposes. As a result of this incurrence of debt and the assumption by Lanier of certain of Harris' indebtedness relating to Lanier's business, Lanier will have approximately $700 million of indebtedness net of cash on the Distribution Date. The terms of the Credit Facility will include customary affirmative and negative covenants that will, among other things, require Lanier to satisfy certain financial tests and maintain certain financial ratios, and will limit Lanier's ability to declare and pay dividends on the Lanier Shares. Lanier may also incur additional indebtedness from time to time for general corporate purposes, including working capital requirements, capital expenditures and future acquisitions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Credit Facility" on page 33.


  ADVERSE ECONOMIC CONDITIONS COULD AFFECT LANIER'S ABILITY TO SERVICE DEBT

     Lanier's ability to service its indebtedness will depend on its future operating performance, which will be affected by prevailing economic conditions and financial and other factors, certain of which Lanier cannot control. While Lanier believes that future operating cash flow, together with financing arrangements, will be sufficient to finance current operating requirements, Lanier's leverage and debt service requirements may make Lanier more vulnerable to economic downturns. If Lanier could not service its indebtedness, it would be forced to pursue one or more alternative strategies such as reducing its capital expenditures, selling assets, restructuring or refinancing its indebtedness or seeking additional equity capital (which may substantially dilute the ownership interest of holders of Lanier Shares). There can be no assurance that Lanier can effect any of these strategies on satisfactory terms, if at all. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" beginning on page 32.


  CHANGES IN LANIER'S CREDIT STANDING COULD REDUCE LANIER'S ABILITY TO FINANCE CUSTOMER PURCHASES

     A portion of Lanier's operating income arises from the financing of its customers' purchases of Lanier products. On average, 46% of Lanier's aggregate sales in the United States, Puerto Rico, Canada and Australia are financed through leases that typically have a term of 3 years. In Europe, 16% of Lanier's sales derive from rental arrangements that differ from leases primarily because customers may terminate the rental agreement more quickly and easily. Lanier's ability to provide financing at competitive rates and realize operating income is highly dependent upon its own costs of borrowing, which in turn depend upon Lanier's credit standing. Significant changes in such standing could reduce the profitability of Lanier's financing business and/or make Lanier's financing less attractive to customers. Lanier cannot be certain that it can maintain credit standing sufficient to realize profits on the portion of revenues derived from financing arrangements.

  LANIER OPERATES IN HIGHLY COMPETITIVE MARKETS


     Lanier's competitors include the distribution units of large office equipment manufacturers and independent distributors, as well as office superstores and consumer electronics chains. As digital and other new technology develops, Lanier may find itself competing with new distribution channels, including computer distributors and value added resellers, for products containing new technology. While Lanier is a significant distributor in the office products and document management solutions market, certain competitors, principally the distribution units of large office equipment manufacturers, may have greater total financial, purchasing and/or sourcing power than Lanier. Lanier believes that the principal competitive factors in the office products and document management solutions market are price and product capabilities; quality and speed of post-sales service support; availability of equipment, parts and supplies; speed of delivery; financing terms; and availability of financing, leasing or rental programs. See "Lanier's Business -- Lanier Products and Services" beginning on page 37 and "-- Competition" on page 41.


  LANIER'S SUCCESS WILL DEPEND ON ITS ABILITY TO RESPOND TO TECHNOLOGICAL DEVELOPMENTS


     The document imaging and management industry is undergoing an evolution in product, moving toward digital technology in a multi-functional office environment. Lanier's success will partly depend on its ability to respond to this rapidly changing environment. There can be no assurance that Lanier will be able to anticipate which products or technologies will gain market acceptance or that, even if Lanier does correctly anticipate market demand, Lanier's suppliers will be willing or able to supply such products to Lanier at competitive prices. Further, there can be no assurance that Lanier will be able to obtain any manufacturer's authorization necessary to market any newly developed equipment. Additionally, new products containing new technology may be sold through other channels of distribution. While it is possible that technological advancements, including the lowered per unit cost that often accompanies technological improvements, may enhance unit sales, this trend may reduce Lanier's sales revenues, and reliability improvements may result in reduced service revenues. Lanier will also incur increased expenses for the training of its sales and service personnel to familiarize them with such new technologies. See "Lanier's Business -- Industry Overview" beginning on page 36.


  LANIER IS DEPENDENT ON OUTSIDE SUPPLIERS


     Lanier relies on outside suppliers to manufacture the products that it distributes, including Ricoh, Toshiba, Canon, Sharp and Okidata. Although Lanier has long-term relationships with its suppliers, there can be no assurance that products from Lanier's suppliers will continue to be available in the future. Although Lanier has no reason to believe that access to current sources of products will become restricted, loss of such access could have a material adverse effect on Lanier's business, financial condition and results of operations. See "Lanier's Business -- Suppliers" on page 41.

  LANIER IS DEPENDENT ON CERTAIN KEY PERSONNEL


     Lanier's success depends to a significant extent on the continued service of certain key management personnel. The loss or interruption of the services of Lanier's senior management personnel or the inability to attract and retain other qualified management, sales, marketing and technical employees could also have an adverse effect on Lanier. Lanier intends to use a variety of incentive plans to attract and retain key management personnel, including a stock incentive plan, annual bonus plans, a pension plan and a 401(k) plan. See "Lanier's Management" beginning on page 43.


  LANIER IS SUBJECT TO RISKS RELATED TO INTERNATIONAL OPERATIONS


     Lanier operates a multinational business and, accordingly, is subject to risks inherent in international operations. Non-U.S. operations generated approximately 39.2% of Lanier's fiscal year 1999 revenues and approximately 29.2% of Lanier's fiscal 1998 revenues. Due to the significant amount of non-U.S. revenues, fluctuations in the value of foreign currencies relative to the U.S. dollar could increase the volatility of Lanier's U.S. dollar-denominated operating results. Lanier's non-U.S. operations are also subject to political, economic and other risks inherent in operating in countries outside the United States, including possible adverse government regulation, imposition of import and export duties and quotas, currency restrictions, price controls, potentially burdensome taxation and/or other restrictive government actions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Market Risk" beginning on page 33.


  LANIER IS SUBJECT TO RISKS RELATED TO FOREIGN CURRENCIES


     Lanier purchases and sells a significant portion of its products using currencies other than U.S. dollars. Approximately 39.5% of Lanier's fiscal year 1999 and 28.4% of Lanier's fiscal year 1998 cost of goods sold were denominated in foreign currencies. Approximately 36.9% of Lanier's fiscal year 1999 and 25.8% of Lanier's fiscal year 1998 revenues were denominated in foreign currencies. Due to the significant portion of products purchased and sold by Lanier in foreign currencies, fluctuations in the value of foreign currencies relative to the U.S. dollar could have a material adverse effect on Lanier's U.S. dollar-denominated operating results. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Impact of Foreign Exchange" on page 33.


  UNCERTAINTY OF DIVIDENDS

     The payment of dividends is at the discretion of Lanier's board of directors and will be subject to Lanier's financial results and the availability of surplus funds to pay dividends. No assurance can be given that Lanier will pay any dividends. See "Dividend Policies" on page 23.

 CERTAIN PROVISIONS OF LANIER'S RESTATED CERTIFICATE OF INCORPORATION AND BYLAWS AND RIGHTS PLAN AND THE TAX DISAFFILIATION AGREEMENT MAY DISCOURAGE TAKEOVERS

     Lanier's restated certificate of incorporation and bylaws contain provisions that may make more difficult or expensive or that may discourage a tender offer, change in control or takeover attempt that is opposed by Lanier's board of directors. In particular, Lanier's restated certificate of incorporation and bylaws:

          (1) classify Lanier's board of directors into three groups, so that stockholders elect only one-third of the board each year;

          (2) permit stockholders to remove directors only for cause and only by the affirmative vote of at least 80% of Lanier's voting shares;

          (3) permit a special stockholders' meeting to be called only by a majority of the board of directors;

          (4) do not permit stockholders to take action except at an annual or special meeting of stockholders;

          (5) require stockholders to give Lanier advance notice to nominate candidates for election to Lanier's board of directors or to make stockholder proposals at a stockholders' meeting;

          (6) permit Lanier's board of directors to issue, without stockholder approval, preferred stock with such terms as the board may determine; and

          (7) require the vote of the holders of at least 80% of Lanier's voting shares for stockholder amendments to Lanier's bylaws.

     The preferred stock purchase rights attached to the Lanier Shares would, in effect, prevent a person or group from acquiring more than 15% of the Lanier Shares without approval from Lanier's board of directors. In addition, Delaware law generally restricts mergers and other business combinations between Lanier and any holder of 15% or more of the Lanier Shares, unless the transaction or the 15% acquisition is approved in advance by Lanier's board of directors. See "Description of Lanier's Capital Stock" beginning on page 57 and "Certain Anti-Takeover Provisions of Lanier's Certificate of Incorporation, Bylaws and Rights Agreement and Delaware Law" beginning on page 58.

     These provisions of Lanier's restated certificate of incorporation and bylaws, Delaware law and the preferred stock purchase rights could discourage potential acquisition proposals and could delay or prevent a change in control of Lanier, even though a majority of Lanier's stockholders may consider such proposals, if effected, desirable. Such provisions could also make it more difficult for third parties to remove and replace the members of Lanier's board of directors. Moreover, these provisions could diminish the opportunities for stockholders to participate in certain tender offers, including tender offers at prices above the then-current market value of the Lanier Shares, and may also inhibit increases in the trading price of the Lanier Shares that could result from takeover attempts or speculation.

     In connection with the Distribution, Lanier has agreed to indemnify Harris for all taxes and liabilities incurred solely because (1) Lanier breaches a representation or covenant given to Sullivan & Cromwell in connection with rendering its tax opinion, which contributes to an Internal Revenue Service determination that the Distribution was not tax-free or (2) Lanier or an affiliate's post-Distribution action or omission contributes to an Internal Revenue Service determination that the Distribution was not tax-free. Unless Harris effectively rebuts the presumption that a change in control transaction involving Lanier or disposition of Lanier occurring prior to the second anniversary of the Distribution Date is pursuant to the same plan or series of related transactions as the Distribution, the Internal Revenue Service might determine that the Distribution was not tax-free, giving rise to Lanier's indemnification obligation. These provisions of the Tax Disaffiliation Agreement may have the effect of discouraging or preventing an acquisition of Lanier or a disposition of Lanier's businesses, which may in turn depress the market price for the Lanier Shares. See "Relationship Between Harris and Lanier Following the Distribution -- Tax Disaffiliation Agreement" beginning on page 20.

 LANIER IS SUBJECT TO RISKS OF SIGNIFICANT EXPENSE AND BUSINESS DISRUPTION DUE TO YEAR 2000 PROBLEMS


     Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. These date code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, prior to January 1, 2000, computer systems and/or software used by many companies (including Lanier) will need to be upgraded to comply with such "Year 2000" requirements. Significant uncertainty exists in the software industry concerning the potential consequences of the Year 2000 problem. Although Lanier has determined that it needs to replace or modify several of its software systems and is in the process of replacing or outsourcing many of its time sensitive software systems, there can be no assurance that the costs of these programs will not be significantly greater than expected, that compliance will be achieved in a timely manner, or that Lanier's suppliers, customers or other third parties will bring their systems into Year 2000 compliance in a timely manner. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Impact of Year 2000" beginning on page 34.


  EURO CONVERSION COULD ADVERSELY IMPACT LANIER'S SYSTEMS

     On January 1, 1999, certain member nations of the European Economic and Monetary Union ("EMU") adopted a common currency, the Euro. For a three-year transition period, both the Euro and the individual countries' currencies will remain in circulation. After January 1, 2002, the Euro will represent the sole legal tender for EMU countries. The adoption of the Euro affects a multitude of financial systems and business applications, as EMU countries begin to conduct commerce in the Euro and in their existing national currencies.


     For the fiscal year ended July 2, 1999, Lanier derived 20.7% of its revenues from EMU countries. Lanier is currently addressing Euro-related issues and their impact on Lanier's information systems, currency exchange rate risk, taxation, contracts, competition and pricing. Action plans being implemented are expected to result in compliance with all applicable laws and regulations. However, there can be no certainty that Lanier's plans to address Euro-related issues are adequate or that they will be successfully implemented or that external factors will not have a material adverse effect upon Lanier's operations or business in the EMU or elsewhere. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Euro Conversion" on page 35.

                                  INTRODUCTION

     On -, 1999, Harris' board of directors declared a pro rata distribution payable to the holders of record of Harris common stock at the close of business on -, 1999 (the "Record Date"), of one share of common stock (the "Lanier Common Stock") of Lanier, together with the associated preferred stock purchase right (the shares of Lanier Common Stock and the associated preferred stock purchase rights collectively, the "Lanier Shares"), for every share of Harris common stock outstanding on the Record Date. The Distribution will be effected at 11:59 p.m., Eastern Daylight Time, on -, 1999 (the "Distribution Date"). As a result of the Distribution, approximately 90% of the outstanding Lanier Shares will be distributed to Harris stockholders, and Harris will retain ownership of approximately 10% of the outstanding Lanier Shares. Harris intends to distribute the Lanier Shares by book entry. Instead of stock certificates, each Harris stockholder that is a record holder of Harris shares will receive a statement of such stockholder's book entry account for the Lanier Shares distributed to such stockholder. Account statements reflecting ownership of the Lanier Shares will be mailed shortly after the Distribution Date. Lanier Shares should be credited to accounts with stockbrokers, banks or nominees of Harris stockholders that are not record holders on or about -, 1999.

     Lanier was incorporated in 1985 as the successor to a business established in 1935 and acquired by Harris in 1983. Lanier's principal executive offices are located at 2300 Parklake Drive, N.E., Atlanta, Georgia 30345, and its telephone number is (770) 496-9500.

     The business of Lanier constitutes a significant part of the business of Harris. Following the Distribution, which was first announced on April 13, 1999, and following the unrelated sale of Harris' semiconductor business, which was first announced on June 3, 1999, Harris will be a more focused organization with five divisions, all focusing on communications. Harris will provide communications equipment, systems and support services -- concentrating on the wireless, broadcast, government systems and network support markets.

                                THE DISTRIBUTION

REASONS FOR THE DISTRIBUTION

     The board of directors and management of Harris believe that the Distribution is in the best interests of Harris, Lanier and Harris stockholders. Harris believes that the Distribution will meaningfully enhance value for Harris stockholders and give Lanier the financial and operational flexibility to take advantage of significant growth opportunities in the office products and document management solutions business. Lanier's business is a distinct business with significant differences from Harris' other operations with respect to its markets, products, capital needs and plans for growth. Harris' board of directors and management believe that the Distribution will enhance the ability of each of Lanier and Harris to focus on strategic initiatives and new business opportunities, improve cost structures and operating efficiencies and design equity-based compensation programs targeted to its own performance. In addition, Harris' board of directors expects that the transition to an independent company will heighten Lanier management's focus, provide Lanier with greater access to capital, and allow the investment community to measure Lanier's performance relative to its peers.

     In addition, the Distribution will give Lanier direct access to capital markets. As part of Harris, Lanier competed with Harris' other core business groups for capital to finance expansion and growth opportunities. As a separate entity, Lanier will be free of Harris' capital structure restrictions and should be in a better position to fund the implementation of its business strategy. The Distribution will also enable Lanier to provide its management and employees incentive compensation in the form of equity ownership in Lanier, enhancing Lanier's ability to attract, retain and motivate key employees.

     The separation will also enable Harris management to concentrate its attention on the remaining Harris businesses. Harris management strongly believes that these businesses may be expanded more effectively if Lanier is no longer controlled by Harris.

REASONS FOR HARRIS' RETENTION OF LANIER SHARES

     Harris will retain approximately 10% of the Lanier Shares because the contemplated future sale of these Lanier Shares will provide Harris with a source of cash following the Distribution. Harris intends to use this cash to make acquisitions in the telecommunications equipment industry and for general working capital purposes.

MANNER OF EFFECTING THE DISTRIBUTION

     The general terms and conditions relating to the Distribution will be set forth in an Agreement and Plan of Distribution (the "Distribution Agreement") between Harris and Lanier. See "Relationship between Harris and Lanier Following the Distribution -- Distribution Agreement" beginning on page 19.


     The Distribution will be made on the basis of one Lanier Share for every share of Harris common stock outstanding on the Record Date. The actual total number of Lanier Shares to be distributed will depend on the number of Harris shares outstanding on the Record Date. Based upon the number of Harris shares outstanding on -, 1999, approximately - Lanier Shares will be distributed to Harris stockholders. The Lanier Shares to be distributed will constitute approximately 90% of the outstanding Lanier Shares. Harris will retain approximately 10% of the outstanding Lanier Shares. Options to purchase Harris shares ("Harris Options") held by Lanier employees or Harris employees who will become Lanier employees will be replaced by options to purchase Lanier Shares ("Lanier Options"). The option price and number of shares subject to each option will be adjusted so that the aggregate difference between the market price and the option price will be equal for the Harris Options and the Lanier Options. See "Relationship Between Harris and Lanier Following the
Distribution -- Employee Benefits and Compensation Allocation Agreement" on page
21. Performance share awards of Harris shares previously granted to Lanier employees under the Harris Stock Incentive Plan will be canceled and replaced by Lanier performance shares granted under the Lanier Stock Incentive Plan (the "Lanier Stock Plan"). The Lanier Shares will be fully paid and non-assessable and the holders thereof will not be entitled to preemptive rights. See "Description of Lanier's Capital Stock" beginning on page 56.


     Harris intends to use a book entry system to distribute the Lanier Shares in the Distribution unless the stockholder requests a stock certificate. Following the Distribution, each record holder of Harris stock on the Record Date will receive from ChaseMellon Shareholder Services, L.L.C. (the "Distribution Agent") a statement of the Lanier Shares credited to the stockholder's account. After the Distribution, stockholders may request stock certificates from Lanier's transfer agent instead of participating in the book entry system.

     Fractional Lanier Shares will not be issued. If a stockholder's account with Harris' dividend reinvestment program is credited with a fractional Harris share as of the Record Date, the Distribution Agent will aggregate all fractional Lanier Shares that would otherwise have been credited to a stockholder's account into whole shares, and sell such whole shares in the open market at then prevailing prices on behalf of all stockholders entitled to receive fractional shares, who will receive cash in the amount of their pro rata share of the total sale proceeds, net of brokerage commissions. Such sales are expected to be made as soon as practicable after the mailing of the account statements to Harris stockholders.

     No Harris stockholder will be required to pay any cash or other consideration for the Lanier Shares received in the Distribution, or to surrender or exchange Harris shares in order to receive Lanier Shares. The Distribution will not affect the number of, or the rights attaching to, outstanding Harris shares. No vote of Harris stockholders is required or sought in connection with the Distribution, and Harris stockholders will have no appraisal rights in connection with the Distribution.

     In order to receive Lanier Shares in the Distribution, Harris stockholders must be stockholders at the close of business on the Record Date.

RESULTS OF THE DISTRIBUTION

     After the Distribution, Lanier will be a separate public company operating its current office products and document management solutions business. Immediately after the Distribution, Lanier expects to have approximately - holders of record of Lanier Shares and approximately - Lanier Shares outstanding, based on the number of stockholders of record and outstanding Harris shares on -, 1999, the distribution ratio of one Lanier Share for every Harris share and the retention by Harris of approximately 10% of the outstanding Lanier Shares. Harris Options held by Lanier employees or Harris employees who will become Lanier employees will be replaced by Lanier Options. Performance share awards granted to Lanier employees under the Harris Stock Incentive Plan will be canceled and replaced by Lanier performance shares granted under the Lanier Stock Plan. See "Relationship Between Harris and Lanier Following the Distribution -- Employee Benefits and Compensation Allocation Agreement" on page 21. The actual number of Lanier Shares to be distributed will be determined as of the Record Date. The Distribution will not affect the number of outstanding Harris shares or any rights of Harris stockholders.

LISTING AND TRADING OF THE LANIER SHARES

     Lanier has filed an application to list the Lanier Shares on the New York Stock Exchange under the symbol "LR." A stockholder who decides to sell any Lanier Shares or Harris shares should make sure that such stockholder's stockbroker, bank or other nominee understands whether such stockholder wants to sell Harris shares, Lanier Shares, or both. Beginning on or about -, 1999 and continuing until -, 1999, New York Stock Exchange practices should generally allow sales of Harris shares either together with the right to receive the Lanier Shares in the Distribution or without the right to receive the Lanier Shares. A stockholder that sells Harris shares with the right to receive the Lanier Shares will be required to deliver to the buyer the Lanier Shares received in respect of such Harris shares in the Distribution. Stockholders should also be able to sell their rights to receive Lanier Shares without selling Harris shares.

     Sales of Harris shares with the right to receive the Lanier Shares should generally settle in the three business day settlement period. Sales of Harris shares without the right to receive the Lanier Shares and sales of the Lanier Shares without Harris shares are expected to settle four business days following the date account statements for the Lanier Shares are mailed. Beginning about -, 1999, stockholders should only be able to sell Harris shares and Lanier Shares separately. Stockholders should check with their brokers or banks.

     The Lanier Shares distributed to Harris stockholders will be freely transferable, except for Lanier Shares received by persons who may be deemed to be "affiliates" of Lanier under the Securities Act of 1933. Persons who may be deemed to be affiliates of Lanier after the Distribution generally include individuals or entities that control, are controlled by, or are under common control with Lanier and may include certain directors, officers and significant stockholders of Lanier. Persons who are affiliates of Lanier will be permitted to sell their Lanier Shares only pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, such as the exemptions afforded by Section 4(1) of the Securities Act and the brokerage sales provisions of Rule 144 thereunder. It is believed that persons who may be deemed to be affiliates of Lanier after the Distribution will own approximately - Lanier Shares, or less than 2% of the outstanding Lanier Shares.

     Harris will retain approximately 10% of the outstanding Lanier Shares, and Lanier will grant Harris certain rights entitling Harris to cause Lanier to register Harris' Lanier Shares under the securities laws. Harris has agreed not to sell its Lanier Shares for six months following the Distribution, but Harris intends to sell its shares within two years after the Distribution. In addition, Harris has agreed to vote its Lanier Shares in proportion to votes cast by other Lanier stockholders. See "Relationship Between Harris and Lanier Following the Distribution -- Registration Rights Agreement" on page 20.

     There can be no assurance as to whether the Lanier Shares will be actively traded or as to the prices at which Lanier Shares will trade. Some of the Harris stockholders who receive Lanier Shares may decide that they do not want shares in an office products and document management solutions company, and may sell their Lanier Shares following the Distribution. This may delay the development of an orderly trading market in the Lanier Shares for a period of time following the Distribution. Until the Lanier Shares are fully distributed and an orderly market develops, the prices at which the Lanier Shares trade may fluctuate significantly and may be lower or higher than the price that would be expected for a fully distributed issue. Prices for Lanier Shares will be determined in the marketplace and may be influenced by many factors, including the depth and liquidity of the market for the Lanier Shares, Lanier's results of operations, what investors think of Lanier and the office products and document management solutions business, the amount of dividends that Lanier pays, changes in economic conditions in the office products and document management solutions business and general economic and market conditions.

     Following the Distribution, Harris common stock will continue to be listed and traded on the New York Stock Exchange under the symbol "HRS." As a result of the Distribution, the trading price of Harris common stock immediately following the Distribution will likely be lower than the trading price of Harris common stock immediately prior to the Distribution. Until the market has fully analyzed the operations of Harris without the operations of Lanier, the prices at which Harris common stock trades may fluctuate significantly.

     In addition, the stock market often experiences significant price fluctuations that are unrelated to the operating performance of the specific companies whose stock is traded. Market fluctuations could have a material adverse impact on the trading price of the Lanier Shares and/or Harris common stock.

FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION

     The following summary of the material federal income tax consequences of the Distribution is not a complete description of those consequences and, in particular, may not address federal income tax considerations that affect the treatment of a stockholder who acquired Harris stock pursuant to an employee benefit plan. Each stockholder's individual circumstances may affect the tax consequences of the Distribution to such stockholder. In addition, no information is provided herein with respect to tax consequences under applicable foreign, state or local laws. Consequently, each Harris stockholder is advised to consult his or her own tax advisor as to the specific tax consequences of the Distribution.

     Neither Harris nor Lanier has requested an advance ruling from the Internal Revenue Service as to the tax consequences of the Distribution.

  GENERAL

     Sullivan & Cromwell, special counsel to Harris, expects to render an opinion to Harris that the Distribution is a distribution described in Section 355 of the Code. In rendering its opinion, counsel will rely upon analysis, representations and future undertakings from Lanier and Harris and certain other data, documentation and other materials that Sullivan & Cromwell deemed necessary for purposes of its opinion. The opinion of counsel will not be binding on the Internal Revenue Service or the courts; accordingly, there can be no complete assurance that the Distribution will qualify as a tax-free transaction.

  HOLDERS OF HARRIS COMMON STOCK

     The following is a summary, subject to the qualifications set forth above, of the material federal income tax consequences of the Distribution to holders of Harris common stock:

     - Except for any cash received in lieu of a fractional Lanier Share, a Harris stockholder will not recognize any income, gain or loss as a result of the receipt of Lanier Shares in the Distribution.

     - A Harris stockholder's holding period for the Lanier Shares received in the Distribution will include the period for which that stockholder's Harris shares were held if those shares were held as capital assets.

     - A Harris stockholder's tax basis for Lanier Shares received in the Distribution will be determined by allocating to the Lanier Shares, on the basis of the relative fair market values of Harris shares and Lanier Shares at the time of the Distribution, a portion of the stockholder's basis in his or her Harris shares. The Harris stockholder's basis in his or her Harris shares will be decreased by the portion allocated to the Lanier Shares.

     - The receipt of cash in lieu of a fractional Lanier Share will be treated as a sale of the fractional Lanier Share, and a stockholder will recognize gain or loss equal to the difference between the amount of cash received and the stockholder's basis in the fractional Lanier Share, as determined above. The gain or loss will be capital gain or loss if the stockholder holds his or her Harris shares as capital assets, and will be long-term capital gain or loss if the holding period for the fractional Lanier Share, as determined above, is more than one year.

     - A Harris stockholder will not recognize any income, gain or loss as a result of the receipt of the preferred stock purchase rights which are attached to Lanier Common Stock in the Distribution, and the receipt of such rights will have no effect on a stockholder's basis or holding period in the Lanier Shares or the Harris shares. For federal income tax purposes, the distribution of such rights will not occur unless and until they become separately transferable.

     - Current Treasury regulations require each holder of Harris common stock who receives Lanier Shares pursuant to the Distribution to attach to his or her federal income tax return for the year in which the Distribution occurs a detailed statement setting forth such data as may be appropriate in order to show the applicability of Section 355 of the Code to the Distribution. Harris will convey appropriate information to each holder of record of Harris common stock as of the Record Date.

     - If, contrary to the opinion of Sullivan & Cromwell, the Distribution were not to qualify for tax-free treatment under Section 355 of the Code for any reason other than a post-Distribution acquisition of Harris or Lanier, then each Harris stockholder who receives Lanier Shares in the Distribution would generally be taxed as if he or she received a dividend equal to the fair market value of his or her Lanier Shares. However, Harris stockholders would not recognize gain or loss solely because either Harris or Lanier is acquired by a third party after the Distribution.

  HARRIS AND LANIER

     Assuming that the Distribution qualifies for tax-free treatment under
Section 355 of the Code, neither Harris nor Lanier will recognize any gain or loss in the Distribution other than deferred intercompany gains that may be triggered as a result of the Distribution. Harris expects that the Distribution will trigger deferred gains resulting in tax liabilities of less than $5 million that will be payable by Lanier under the Tax Disaffiliation Agreement. Harris does not expect that the Distribution will result in the recognition of any other deferred intercompany transactions or excess loss accounts.

     However, if the Distribution were not to qualify for tax-free treatment, then, in general, a substantial corporate tax would be payable by the consolidated group of which Harris is the common parent based upon the difference between (1) the aggregate fair market value of Lanier Shares distributed in the Distribution and (2) Harris' adjusted basis in the Lanier Shares. The corporate level tax would be payable by Harris. However, under certain circumstances, Lanier has agreed to indemnify Harris for this tax liability. This indemnification obligation would have a material adverse effect on the results of operations and financial position of Lanier. See "Relationship Between Harris and Lanier Following the Distribution -- Tax Disaffiliation Agreement" beginning on page 20. In addition, under the consolidated return regulations, each member of Harris' consolidated group (including Lanier) is severally liable for such tax liability.

     Harris would incur this substantial corporate tax liability under Section 355(e) of the Code if Harris were to be acquired by a third party within two years after the Distribution and Harris failed to prove that the subsequent acquisition of Harris and the Distribution were not made pursuant to a plan or a series of related transactions. Similarly, if Lanier is acquired by a third party within two years after the Distribution, and Harris failed to prove that the subsequent acquisition of Lanier and the Distribution were not made pursuant to a plan or a series of related transactions, Harris would also incur this substantial corporate tax liability under Section 355(e) of the Code.

     Lanier would be obligated to indemnify Harris under the Tax Disaffiliation Agreement for the full amount of any liability of Harris incurred solely because
(1) Lanier breaches a representation or covenant given to Sullivan & Cromwell in connection with rendering its tax opinion, which breach contributes to an Internal Revenue Service determination that the Distribution was not tax-free, or (2) Lanier or an affiliate's post-Distribution action or omission contributes to an Internal Revenue Service determination that the Distribution was not tax-free. Harris will indemnify Lanier for all taxes and liabilities incurred solely because (1) Harris breaches a representation or covenant given to Sullivan & Cromwell in connection with rendering its tax opinion, which breach contributes to an Internal Revenue Service determination that the Distribution was not tax-free, or (2) Harris or an affiliate's post-Distribution action or omission contributes to an Internal Revenue Service determination that the Distribution was not tax-free. If the Internal Revenue Service determines that the

Distribution was not tax-free for any other reason, Harris and Lanier will indemnify each other against 50% of all taxes and liabilities. If triggered, Lanier's indemnification obligation would have a material adverse effect on the results of operations and financial position of Lanier.

     Lanier will also indemnify Harris for any taxes resulting from any internal realignment undertaken to facilitate the Distribution on or before the Distribution Date. Any such taxes are not expected to be material.

     For a description of the agreement pursuant to which Harris and Lanier have provided for certain tax disaffiliation and other tax-related matters, see "Relationship Between Harris and Lanier Following the Distribution -- Tax Disaffiliation Agreement" beginning on page 20.

REASONS FOR FURNISHING THIS DOCUMENT

     This document is being furnished solely to provide information to Harris stockholders who will receive Lanier Shares in the Distribution. It is not, and is not to be construed as, an inducement or encouragement to buy or sell any securities of Harris or Lanier. Neither Harris nor Lanier will update the information contained in this document except in the normal course of their respective public disclosure practices.

                     RELATIONSHIP BETWEEN HARRIS AND LANIER
                           FOLLOWING THE DISTRIBUTION


     For purposes of governing certain of the ongoing relationships between Harris and Lanier after the Distribution and to provide for an orderly transition to the status of two independent companies, Harris and Lanier have entered or will enter into the agreements described in this section. The forms of agreements summarized in this section are included as exhibits to the Registration Statement on Form 10 (including any amendments thereto, the "Registration Statement") that Lanier has filed with the Securities and Exchange Commission (the "Commission"), and the following summaries are qualified in their entirety by reference to the agreements as so filed. See "Additional Information" beginning on page 64.


DISTRIBUTION AGREEMENT

     Prior to the Distribution Date, Harris and Lanier will enter into the Distribution Agreement, which will provide for, among other things, the principal corporate transactions required to effect the Distribution and certain other agreements relating to the continuing relationship between Lanier and Harris after the Distribution.

     The Distribution Agreement will provide that prior to the Distribution Date Lanier will issue to Harris a number of Lanier Shares so that the total number of Lanier Shares owned by Harris is one less than 10% of the outstanding Lanier Shares after giving effect to the Distribution. Harris will effect the Distribution by delivering a certificate representing approximately 90% of such Lanier Shares to the Distribution Agent.

     Although Harris and Lanier have generally held their assets separately, the Distribution Agreement will provide for the transfer of certain assets used exclusively in Lanier's business to Lanier and the assumption by Lanier of the related liabilities, and the transfer of certain assets used exclusively in Harris' business to Harris and the assumption by Harris of the related liabilities. The asset transfers made pursuant to the Distribution Agreement will be made without any representation, warranty or covenant of Harris or Lanier with respect to such assets, title thereto or the legal sufficiency of the transfers and assignments thereof. All asset transfers will be effected on an "as is, where is" basis.

     Under the Distribution Agreement and effective as of the Distribution Date, Lanier will assume, and will agree to indemnify Harris against, all liabilities, litigation and claims, including related insurance costs, arising out of Lanier's business, and Harris will retain, and will agree to indemnify Lanier against, all liabilities, litigation and claims, including related insurance costs, arising out of Harris' businesses. The foregoing obligations will not entitle an indemnified party to recovery to the extent any such liability is covered by proceeds received by such party from any third party insurance policy.

     The Distribution Agreement will provide for the payment of a dividend by Lanier or its affiliates to Harris or its affiliates immediately prior to the Distribution, the assumption by Lanier of certain of Harris' indebtedness relating to Lanier's business and the settlement of certain intercompany loans between Harris and Lanier. The aggregate amount of such dividend will be the sum of: (i) $700 million; plus (ii) any cash retained by Lanier on the Distribution Date; less (iii) the amount of debt retained or assumed by Lanier; and less (iv) amounts owed by Lanier under Lanier's European asset securitization facility.

     The Distribution Agreement will provide that each of Harris and Lanier shall be granted access to certain records and information in the possession of the other, and will require the retention by each of Harris and Lanier for a period of eight years following the Distribution Date of all such information in its possession.

TRANSITION SERVICES AGREEMENT

     Harris and Lanier will enter into a Transition Services Agreement prior to the Distribution Date under which, in exchange for the fees specified in such agreement, Harris will agree to continue to provide certain administrative services to Lanier, including tax filing assistance, information management services and other services, and Lanier will agree to provide certain administrative services to Harris. The Transition Services Agreement will provide that each of Lanier and Harris will undertake to provide the same degree of care and diligence as it uses in providing these services to itself and its subsidiaries. The Transition Services Agreement will expire - years from the Distribution Date. Lanier believes that the terms and conditions of the Transition Services Agreement are as favorable to Lanier as those available from unrelated parties for a comparable arrangement.

REGISTRATION RIGHTS AGREEMENT

     Harris and Lanier will enter into a Registration Rights Agreement prior to the Distribution Date in which Harris will agree not to offer, sell, contract to sell or otherwise transfer or dispose of any of the Lanier Shares retained by Harris during the period ending on the 180th calendar day following the Distribution Date. The Registration Rights Agreement will provide that Harris will vote its Lanier Shares on all matters in proportion to the way in which the other Lanier stockholders vote their Lanier Shares. The Registration Rights Agreement will also provide that at any time during the period commencing on the 120th calendar day after the Distribution Date and terminating upon the second anniversary of the Distribution Date, Harris will have the right on two occasions to require Lanier to file with the Commission a registration statement under the Securities Act registering all or a portion of the Lanier Shares held by Harris. On one of these occasions, Harris will be entitled to cause Lanier to file with the Commission a "shelf" registration statement covering the resale of the Lanier Shares retained by Harris. Lanier has agreed to use its reasonable efforts to keep any such registration statement continuously effective for the period of time terminating upon the earlier of the date that Harris no longer holds any Lanier Shares or the second anniversary of the Distribution Date. The Registration Rights Agreement will also provide that Lanier will take certain actions to assist Harris in offering, marketing and selling the Lanier Shares retained by Harris and pay certain expenses in connection therewith. In addition, the Registration Rights Agreement will also provide that Lanier will indemnify Harris against certain losses, claims, damages and liabilities, including liabilities under the federal securities laws.

TAX DISAFFILIATION AGREEMENT

     Harris and Lanier will enter into a Tax Disaffiliation Agreement which sets out each party's rights and obligations with respect to deficiencies and refunds, if any, of federal, state, local or foreign taxes for periods before and after the Distribution and related matters such as the filing of tax returns and the conduct of Internal Revenue Service and other audits. Under the Tax Disaffiliation Agreement, Lanier will indemnify Harris for any tax liability of Lanier or its affiliates for any period. Lanier will also indemnify Harris for all taxes and liabilities incurred solely because (1) Lanier breaches a representation or covenant given to Sullivan & Cromwell in connection with rendering its tax opinion, which breach contributes to an Internal Revenue Service determination that the Distribution was not tax-free or (2) Lanier or an affiliate's post-Distribution action or omission contributes to an Internal Revenue Service determination that the Distribution was not tax-free. Harris will indemnify Lanier for all taxes and liabilities incurred solely because (1) Harris breaches a representation or covenant given to Sullivan & Cromwell in connection with rendering its tax opinion, which breach contributes to an Internal Revenue Service determination that the Distribution was not tax-free, or (2) Harris or an affiliate's post-Distribution action or omission contributes to an Internal Revenue Service determination that the Distribution was not tax-free. If the Internal Revenue Service determines that the Distribution was not tax-free for any other reason, Harris and Lanier will indemnify each other against 50% of all taxes and liabilities.

     Lanier will also indemnify Harris for any taxes resulting from any internal realignment undertaken to facilitate the Distribution on or before the Distribution Date. Any such taxes are not expected to be material.

EMPLOYEE BENEFITS AND COMPENSATION ALLOCATION AGREEMENT

     Prior to the Distribution, Harris and Lanier will enter into the Employee Benefits and Compensation Allocation Agreement (the "Employee Benefits Agreement"), which will contain certain provisions relating to employee compensation, benefits and labor matters and the treatment of options to purchase and awards with respect to Harris shares held by Lanier employees or Harris employees who will become Lanier employees. The Employee Benefits Agreement will provide that Harris Options held by Lanier employees or Harris employees who will become Lanier employees will be replaced by Lanier Options. The option price and number of shares subject to each option will be adjusted so that the aggregate difference between the market price and the option price will be equal for the Harris Options and the Lanier Options. The number of shares subject to each Lanier Option will be determined by multiplying (i) the number of shares subject to each Harris Option by (ii) a number equal to (A) the closing price of Harris shares on the New York Stock Exchange on the Record Date, divided by (B) the opening price of the Lanier Shares on the New York Stock Exchange on the day following the Distribution Date (such result, the "Lanier Option Adjustment Ratio"). Similarly, the price of each Lanier Option will be determined by dividing the price of each Harris Option by the Lanier Option Adjustment Ratio. Performance share awards granted to Lanier employees under Harris' Stock Incentive Plan will be canceled and replacement performance shares will be awarded under the Lanier Stock Plan by multiplying the number of performance shares by the Lanier Option Adjustment Ratio.

                    LANIER WORLDWIDE, INC. AND SUBSIDIARIES

              HISTORICAL AND PRO FORMA CONSOLIDATED CAPITALIZATION


     The following table sets forth the historical and pro forma consolidated debt and capitalization of Lanier at July 2, 1999. This data should be read in conjunction with the historical consolidated balance sheet of Lanier and the unaudited pro forma consolidated balance sheet and the notes thereto, and the introduction to the unaudited pro forma consolidated financial statements appearing elsewhere in this document. The pro forma information set forth below gives effect to the Distribution as if it had occurred on July 2, 1999. The pro forma information may not necessarily reflect the debt and capitalization of Lanier in the future or as it would have been had Lanier been a separate, independent company at July 2, 1999 or had the Distribution actually been effected on such date.



                                                                     JULY 2, 1999
                                                       ----------------------------------------
                                                       HISTORICAL    ADJUSTMENTS      PRO FORMA
                                                       ----------    -----------      ---------
                                                                    (IN THOUSANDS)
Short-term debt......................................  $  138,011            --       $ 138,011
Current portion of long-term debt....................       2,582            --           2,582
Long-term debt.......................................       4,622     $ 572,994(A)      577,616
Shareholder Equity:
  Preferred stock, par value $1.00; authorized
     1,000,000 shares; issued none...................          --            --              --
  Common stock, par value $1.00; authorized 1,000,000
     shares; issued 41,893 shares....................          42           843(B)          885
  Additional paid-in-capital.........................     329,679      (209,604)(C)     120,075
  Retained earnings..................................     586,556      (586,556)(C)          --
  Accumulated comprehensive loss.....................     (33,539)           --         (33,539)
                                                       ----------     ---------       ---------
Total shareholder equity.............................     882,738      (795,317)         87,421
                                                       ----------     ---------       ---------
Total capitalization.................................  $1,027,953     $(222,323)      $ 805,630
                                                       ==========     =========       =========


NOTES TO PRO FORMA COMBINED CAPITALIZATION


The following adjustments were made to the balance sheet of Lanier as of July 2, 1999 to give effect to the Distribution as if it had occurred as of that date.


(A) To reflect additional debt of Lanier to be incurred on or prior to the Distribution Date under a new credit facility. Pro forma debt is subject to change and the components may be revised prior to the Distribution Date.

(B) To reflect Lanier common stock to be distributed in the Distribution and the conversion of performance share awards. Pro forma par value is $.01 and 500,000,000 shares of Lanier Common Stock are authorized.


(C) To reflect pro forma income adjustments, settlement of intercompany loans and a dividend to be paid by Lanier to Harris immediately prior to the Distribution. The aggregate amount of such dividend will be the sum of: (i) $700 million; plus (ii) any cash retained by Lanier on the Distribution Date; less (iii) the amount of debt retained or assumed by Lanier; and less
    (iv) amounts owed by Lanier under Lanier's European asset securitization facility. See "Notes to Unaudited Pro Forma Consolidated Income Statement" on page 27 and "Notes to Unaudited Pro Forma Consolidated Balance Sheet" on page 26.

                               DIVIDEND POLICIES


     Following the Distribution, Lanier's dividend policy will be set by Lanier's board of directors. Lanier intends to pay quarterly cash dividends, although the declaration and payment of dividends is at the discretion of Lanier's board of directors and will be subject to Lanier's financial results and the availability of surplus funds to pay dividends. Delaware law prohibits Lanier from paying dividends or otherwise distributing funds to its stockholders, except out of legally available funds. The amount of quarterly cash dividends will depend on a number of factors, including Lanier's financial condition, capital requirements, results of operations, future business prospects and other factors the Lanier Board may deem relevant. No assurance can be given that Lanier will pay any dividends. See "Risk Factors -- Uncertainty of Dividends" on page 11. Certain covenants set forth in the Credit Facility may limit Lanier's ability to declare and pay dividends and distributions on the Lanier Shares. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Credit Facility" on page 33. Lanier intends to establish a direct stock purchase and dividend reinvestment plan that will enable holders to purchase additional Lanier Shares and to reinvest dividends into additional Lanier Shares.


     Following the Distribution, Harris intends to pay quarterly dividends at an initial annual rate substantially below Harris' current dividend rate of $.96 per share. No determination has been made by Harris' board of directors with respect to the initial dividend rate that will be paid following the Distribution. The payment and level of dividends is at the discretion of Harris' board of directors and will be subject to Harris' financial results and the availability of surplus funds to pay dividends. Delaware law prohibits Harris from paying dividends or otherwise distributing funds to its stockholders, except out of legally available funds. The declaration of dividends and the amount thereof will depend on a number of factors, including Harris' financial condition, capital requirements, results of operations, future business prospects and other factors Harris' board of directors may deem relevant. No assurance can be given that Harris will pay any dividends.

                             LANIER WORLDWIDE, INC.


             UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS



INTRODUCTION TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS


     Lanier was acquired by Harris in 1983 and has no recent operating history as an independent company. The historical consolidated financial statements of Lanier contained in this document reflect periods during which Lanier did not operate as an independent company, and certain assumptions were made in preparing such financial statements. Therefore, the historical consolidated financial statements may not necessarily reflect the consolidated results of operations or financial position that would have existed had Lanier been an independent company.


     The following unaudited pro forma consolidated financial statements of Lanier make adjustments to the historical consolidated balance sheet at July 2, 1999 as if the Distribution had occurred on July 2, 1999, and the historical consolidated income statements for the fiscal year ended July 2, 1999, as if the Distribution had occurred on July 4, 1998.



     The unaudited pro forma consolidated financial statements of Lanier should be read in conjunction with the historical Consolidated Financial Statements of Lanier and the Notes thereto contained elsewhere in this document. The pro forma consolidated financial information is presented for informational purposes only and may not necessarily reflect the future earnings, results of operations or financial position of Lanier or what the earnings, results of operations or financial position would have been had Lanier's businesses been operated as an independent company for the periods indicated.

                             LANIER WORLDWIDE, INC.


                 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET



                                  JULY 2, 1999



                                                        HISTORICAL    ADJUSTMENTS    PRO FORMA
                                                        ----------    -----------    ----------
                                                        (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
ASSETS
CURRENT ASSETS
  Cash and cash equivalents...........................  $   18,209            --     $   18,209
  Trade receivables...................................     348,604            --        348,604
  Receivables from parent.............................     194,521     $(194,521)(A)         --
  Inventories.........................................     166,404            --        166,404
  Prepaid expenses....................................      17,107            --         17,107
  Deferred income taxes...............................      39,276         6,906(B)      46,182
                                                        ----------     ---------     ----------
          TOTAL CURRENT ASSETS........................     784,121      (187,615)       596,506
OTHER ASSETS
  Rental equipment-net................................     140,718            --        140,718
  Property, plant and equipment-net...................      42,755            --         42,755
  Notes receivables-net...............................     203,657            --        203,657
  Intangibles-net.....................................     125,504            --        125,504
  Other...............................................      40,953            --         40,953
                                                        ----------                   ----------
          TOTAL OTHER ASSETS..........................     553,587            --        553,587
                                                        ----------     ---------     ----------
TOTAL ASSETS..........................................  $1,337,708     $(187,615)    $1,150,093
                                                        ==========     =========     ==========
LIABILITIES AND SHAREHOLDER EQUITY
CURRENT LIABILITIES
  Notes payable.......................................  $  138,011            --     $  138,011
  Trade payables......................................      86,815            --         86,815
  Accrued compensation................................      38,964            --         38,964
  Retirement plan accounts............................      39,066            --         39,066
  Accrued interest and sundry taxes...................      21,772     $  27,708(B)      49,480
  Other accrued items.................................      33,610         7,000(B)      40,610
  Unearned service income.............................      57,898            --         57,898
  Income taxes........................................      15,460            --         15,460
  Long-term debt-current portion......................       2,582            --          2,582
                                                        ----------     ---------     ----------
          TOTAL CURRENT LIABILITIES...................     434,178        34,708        468,886
OTHER LIABILITIES
  Deferred income taxes...............................      16,170            --         16,170
  Long-term debt......................................       4,622       572,994(C)     577,616
SHAREHOLDER EQUITY
  Common Stock, $1.00 par value, 1,000,000 shares
     authorized; issued and outstanding 41,893
     shares...........................................          42           843(D)         885
  Additional paid-in capital..........................     329,679      (209,604)(E)    120,075
  Retained earnings...................................     586,556      (586,556)(E)         --
  Accumulated comprehensive loss......................     (33,539)           --        (33,539)
                                                        ----------     ---------     ----------
          Total Shareholder Equity....................     882,738      (795,317)        87,421
                                                        ----------     ---------     ----------
TOTAL LIABILITIES AND SHAREHOLDER EQUITY..............  $1,337,708     $(187,615)    $1,150,093
                                                        ==========     =========     ==========

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET



The following adjustments were made to Lanier's July 2, 1999 historical consolidated balance sheet to give effect to the Distribution as if it had occurred on that date.


(A) Settlement of intercompany accounts between Harris and Lanier.

(B) Accruals for additional interest expense, additional administrative expenses expected to be incurred by Lanier as a publicly traded corporation, and the related tax benefit resulting from these expenses.

(C) To reflect additional new debt of Lanier to be incurred on or prior to the Distribution Date under the Credit Facility. Pro forma debt is subject to change and correspondingly may be revised prior to the Distribution Date.

(D) To reflect additional Lanier Shares to be distributed after giving effect to the Distribution, Lanier Shares retained by Harris and the conversion of performance share awards of Harris. Pro forma par value is $.01 and 500,000,000 shares of Lanier Common Stock are authorized.

(E) To reflect pro forma income adjustments, settlement of intercompany loans and a dividend to be paid by Lanier to Harris immediately prior to the Distribution. The aggregate amount of such dividend will be the sum of: (i) $700 million; plus (ii) any cash retained by Lanier on the Distribution Date; less (iii) the amount of debt retained or assumed by Lanier; and less
    (iv) amounts owed by Lanier under Lanier's European asset securitization facility.

                             LANIER WORLDWIDE, INC.


               UNAUDITED PRO FORMA CONSOLIDATED INCOME STATEMENT



                     FOR THE FISCAL YEAR ENDED JULY 2, 1999



                                                      HISTORICAL    ADJUSTMENTS    PRO FORMA
                                                      ----------    -----------    ----------
                                                      (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
REVENUE
Product sales and rentals.........................    $  807,468           --      $  807,468
Service income....................................       623,020           --         623,020
Finance income....................................        38,132           --          38,132
                                                      ----------                   ----------
                                                       1,468,620           --       1,468,620
COSTS AND EXPENSES
Cost of product sales and rentals.................       547,929           --         547,929
Cost of service...................................       349,448           --         349,448
Selling and administrative expenses...............       438,516     $(17,974)(A)     420,542
Interest expenses.................................        22,692       27,708(B)       50,400
Other-net.........................................        (1,235)       8,440(C)        7,205
                                                      ----------     --------      ----------
                                                       1,357,350       18,174       1,375,524
                                                      ----------     --------      ----------
Income before income taxes........................       111,270      (18,174)         93,096
Income taxes......................................        40,000       (6,906)(D)      33,094
                                                      ----------     --------      ----------
NET INCOME........................................    $   71,270     $(11,268)     $   60,002
                                                      ==========     ========      ==========
Net income per share..............................                                 $     0.68(E)
                                                                                   ==========



NOTES TO UNAUDITED PRO FORMA CONSOLIDATED INCOME STATEMENT



The following adjustments were made to Lanier's historical consolidated income statement for the fiscal year ended July 2, 1999.



(A) The pro forma adjustments to administrative expense reflect the estimate of $7.0 million for additional legal, audit and other similar expenses that Lanier is expected to incur as a publicly traded corporation. Allocation of Harris expense is made as a percentage of Lanier's net sales. Prior to the Distribution, Harris charged Lanier for certain administrative expenses. This expense ($25.0 million) has been eliminated as a pro forma adjustment.


(B) Adjustment to interest expense to reflect additional long-term debt of Lanier using an annual estimated interest rate of 7.2% assuming $700 million of indebtedness net of cash on July 4, 1998.


(C) Adjustment to eliminate interest income on loans from Lanier to Harris that will be repaid to Lanier prior to the distribution date.



(D) Adjustment for income tax provision related to pretax adjustments.



(E) Net income per share is computed based on 88,857,000 shares, which represents the approximate number of Lanier Shares expected to be distributed in the Distribution based on the number of Harris shares outstanding as of July 2, 1999, the retention of Lanier Shares by Harris and conversion of Harris performance share awards.

                             LANIER WORLDWIDE, INC.

                            SELECTED FINANCIAL DATA


     The selected historical consolidated financial data of Lanier set forth below is qualified in its entirety by, and should be read in conjunction with, the Consolidated Financial Statements of Lanier, including the Notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this document. The income statement data for each of the three fiscal years ended July 2, 1999 and the balance sheet data as of July 2, 1999 and July 3, 1998 are derived from, and are qualified by reference to, the consolidated financial statements included elsewhere in this document that have been audited by Ernst & Young LLP, Lanier's independent certified public accountants.



                                                       FISCAL YEARS ENDED
                               ------------------------------------------------------------------
                                JULY 2,       JULY 3,       JUNE 27,      JUNE 30,      JUNE 30,
                                  1999          1998          1997          1996          1995
                               ----------    ----------    ----------    ----------    ----------
                                                         (IN THOUSANDS)
Revenue
  Product sales and
     rentals................   $  807,468    $  721,791    $  704,282    $  719,803    $  674,694
  Service income............      623,020       532,986       465,732       396,159       348,850
  Finance income............       38,132        33,558        29,871        28,760        27,543
                               ----------    ----------    ----------    ----------    ----------
                                1,468,620     1,288,335     1,199,885     1,144,722     1,051,087
Costs and Expenses
  Cost of product sales and
     rentals................      547,929       453,968       426,042       448,845       415,121
  Cost of service...........      349,448       304,901       255,705       219,042       194,322
  Selling and administrative
     expenses...............      438,516       410,452       399,470       370,004       349,840
  Restructuring expenses....           --         8,500            --            --            --
  Interest expenses.........       22,692         8,236         8,797        11,010        11,485
  Other -- net..............       (1,235)        2,877         7,964         5,218        (2,428)
                               ----------    ----------    ----------    ----------    ----------
                                1,357,350     1,188,934     1,097,978     1,054,119       968,340
                               ----------    ----------    ----------    ----------    ----------
Income before income
  taxes.....................      111,270        99,401       101,907        90,603        82,747
Income taxes................       40,000        36,604        38,208        33,331        30,454
                               ----------    ----------    ----------    ----------    ----------
Net Income..................   $   71,270    $   62,797    $   63,699    $   57,272    $   52,293
                               ==========    ==========    ==========    ==========    ==========
Financial Position (end of
  period)
Total assets................   $1,337,708    $1,123,296    $1,075,307    $1,056,814    $1,011,404
Long-term debt..............        4,622         3,660         3,990         4,103         4,192
Shareholder equity..........      882,738       803,657       750,157       689,240       635,113

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


     The following discussion should be read in conjunction with "Unaudited Pro Forma Consolidated Financial Statements," "Selected Financial Data," the Consolidated Financial Statements of Lanier, including the Notes thereto, and the other financial information appearing elsewhere in this document. Except for the historical information contained herein, the discussions in this document contain forward-looking statements that involve risks and uncertainties. Lanier's actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to, those discussed under "Risk Factors" beginning on page 7, as well as those discussed elsewhere in this document.


GENERAL

     Lanier is a worldwide supplier of office equipment and facilities management services. On April 13, 1999 Lanier's parent company, Harris, announced that it would spin Lanier off into a separate publicly traded company. Harris intends to accomplish this transaction through a U.S. tax-free distribution of Lanier stock to Harris shareholders.

     Lanier and its subsidiaries form one of the world's largest independent suppliers of copiers, facsimiles and other related automated office imaging equipment. With over 1,600 sales and service locations in more than 100 countries, Lanier markets these products and related services, parts and supplies to customers both on a direct sales basis and through a worldwide network of independent dealers, Lanier's centralized sales and service organizations give it a competitive advantage in the pursuit of national and global account business. Lanier provides customers with a wide array of customized document management solutions including black and white digital and analog copiers, color copiers, facsimile machines, multi-function devices, dictation equipment, computer based health care information management systems, associated parts and supplies, and a variety of related outsourcing services, including legal support services. Lanier sources substantially all of these products from a variety of manufacturers, seeking out the "best-of-breed."


     In March 1997, Lanier acquired Quorum Group, Inc., a litigation services company (the "Quorum Acquisition"). In July 1998, Lanier acquired the Copying Systems Division of Agfa-Gevaert Group ("Agfa") for $168.3 million (the "Agfa Acquisition"). The sale of Agfa private label products has added $201.5 million in revenues for the year ended July 2, 1999. The combined effect of these sales and the additional sales force presence provided by the Agfa Acquisition has effectively doubled Lanier's sales and market size in the European office equipment market.



     In May 1999, Lanier sold its electronic medical transcription services business to MedQuist Transcriptions, Ltd. for approximately $34.0 million. The sale resulted in a pre-tax gain of $21.5 million. In June 1999, Lanier sold its direct sales operations in France which resulted in a $4.0 million pre-tax loss.



CERTAIN COMPONENTS OF NET INCOME



     Lanier derives its revenues from three primary sources: (i) sales of equipment and related supplies, parts and services; (ii) consulting and other professional services; and (iii) finance income from its captive leasing company. Revenues generated by these areas depend upon a number of factors, such as the technological competitiveness of its product line, demand for and price of equipment, Lanier's reputation for providing timely and reliable service, Lanier's competition in the industry and general economic conditions.



     Net Sales. Net sales consists of revenue from product sales, rentals and service revenue, net of any returns and finance income.



     Cost of Goods Sold. Cost of goods sold consists primarily of the cost of new equipment, cost of supplies and parts, labor costs to provide services, rental equipment depreciation and other direct operating costs. Lanier depreciates its rental equipment primarily over periods of three to five years on a straight-line basis.

     Operating Expenses. Operating expenses consist of selling, administrative, engineering and general expenses, including salaries, wages and related expenses paid to employees, advertising costs, employee training costs, occupancy of leased space directly related to sales or service, and other selling expenses. Operating expenses also include all overhead expenses related to Lanier's corporate offices, such as salaries, taxes and benefits, occupancy of corporate leased space, training and travel expenses.



     Other Income and Expense. Other income and expense consists of provisions for bad debts, interest expense, amortization of goodwill, royalties and other miscellaneous items of income and expense.



RESULTS OF OPERATIONS



     Operating expenses include charges by Harris to Lanier for Lanier's proportionate share of legal, financial, and other administrative expenses. Following the Distribution, Lanier plans to acquire these services independently of Harris. Although it is not possible to predict accurately what relationship the future expense will bear to the historic expense for these items, Lanier does not expect that the acquisition of these services from sources independent of Harris will have any material adverse effect.



     Interest expense reflected in the historical financial statements is related to currently outstanding debt. Future interest expense will be significantly higher as a result of debt incurred related to the Distribution. See "-- Credit Facility" on page 33.



FISCAL YEAR ENDED JULY 2, 1999 COMPARED TO FISCAL YEAR ENDED JULY 3, 1998



     Net Sales. Net sales increased 14.0% to $1,430.5 million in fiscal year 1999 from $1,254.8 million in fiscal year 1998. This increase is primarily attributable to the Agfa Acquisition, which was completed at the beginning of the first quarter.



     Product sales and rental revenue increased 11.9% to $807.5 million for the fiscal year compared to $721.8 million for the prior fiscal year. Increased sales and rentals resulting from the Agfa Acquisition were $101.3 million for the fiscal year. The increase in product sales and rental revenues from the Agfa Acquisition was partially offset by increased competition and by the continued market transition from analog to digital copier technology. This transition has resulted in a market-wide excess supply of analog copiers, which is driving down prices on used and re-manufactured equipment.



     Service revenue increased 16.9% to $623.0 million for the fiscal year from $533.0 for the prior fiscal year. This increase is primarily due to the Agfa Acquisition, which contributed $100.2 million of service revenue for the fiscal year.



     Sales from Lanier's operations outside of the United States increased by 53.2% to $569.2 million for the fiscal year compared to $371.5 million for the prior fiscal year. Sales from Agfa private label products and services in Europe and the United Kingdom provided $201.5 million for the fiscal year. Sales in the United States decreased 2.5 % to $861.3 million for the fiscal year from $883.8 million for the prior fiscal year.



     Gross Margin. Gross margin on product and rental revenue declined to 32.2% of net sales for the fiscal year compared to 37.1% prior fiscal year. This decline was primarily a result of increased price competition on analog products coupled with lower overall margins on digital products. Margins were also impacted by management's decision to record a pre-tax charge to earnings of $8.0 million in order to write down certain components of Lanier's inventory to their net realizable values. This action was primarily a result of the fact that the shift in technology in the document imaging industry from analog products to digital products has occurred at a much more rapid rate than either the industry or Lanier's management had anticipated, resulting in an excess supply of analog and older generation digital products. Lanier's sales of used analog products decreased 33% in unit terms during fiscal year 1999, while placements of digital products increased by over 300% in unit terms during the same period. This trend has accelerated during the third and fourth quarters of fiscal year 1999. In the month of April 1999, for the first time, sales of Lanier's digital products exceeded sales of its analog products. Additionally, in recent months, Lanier has observed a dramatic decline in demand for analog products. Lanier also recorded a $2.0 million inventory charge related to a discontinued product line which is described below under "Other Income and Expense". Service margins increased to 43.9% compared to 42.8% of net sales for the prior fiscal year. This increase was the result of reductions in personnel and related compensation expenses following Lanier's restructuring actions and cost containment programs, which were initiated in fiscal year 1998 and completed in fiscal year 1999.



     Operating Expenses. Selling and administrative expenses increased 6.8% to $438.5 million for the fiscal year compared to $410.5 million for the prior fiscal year. Selling and marketing expenses increased by $19.9 million in total dollars as a result of the Agfa Acquisition, but decreased from 16.8% to 16.1% of net sales. General and administrative expenses increased by $10.3 million in total dollars as a result of the Agfa Acquisition, but decreased from 14.3% to 13.3% of net sales. This increase included $5.0 million of non-recurring integration costs related to the Agfa Acquisition.



     Other Income and Expense. Finance income increased $4.6 million for the fiscal year over the prior fiscal year due to increased customer leasing. Interest expense increased to $22.7 million as compared to $8.2 million during the prior fiscal year primarily due to borrowings used to fund the Agfa Acquisition. Other-net expense decreased $4.1 million for the fiscal year over the prior fiscal year due primarily to the gain from sale of Lanier's electronic medical transcription services to Medquist, offset by an increased provision for doubtful accounts, loss from the sale of Lanier's direct sales operations in France, and write-off of its investment in a technology-related company. Lanier's management determined that its investment in this technology-related company had been significantly impaired due to developments related to this company and Lanier's decision to discontinue the product line which utilized the software sold by the company. Lanier therefore recorded an impairment charge of $7.7 million before tax relating to these assets in 1999.



     Net Income. Net income increased 13.5% to $71.3 million for the fiscal year compared to $62.8 million in the prior fiscal year. Net income for domestic operations declined 8.1% to $48.7 million as compared to $53.0 million during the prior fiscal year. Net income from international operations increased 130.6% to $22.6 million from $9.8 million during the prior fiscal year. This increase primarily resulted from the income generated by European operations from the sale of Agfa products and services.


FISCAL YEAR ENDED JULY 3, 1998 COMPARED TO FISCAL YEAR ENDED JUNE 27, 1997

     Net Sales. Net sales increased 7.2% to $1,254.8 million in fiscal year 1998 from $1,170.0 million in fiscal year 1997. Product sales and rental revenue in Lanier's core business increased by $17.5 million. Of this amount, $8.6 million resulted from the acquisition of six copy and dictation companies. The remainder of the increase resulted from internal growth.

     Service related revenue increased by $67.3 million, or 14.4%, to $533.0 million. The facilities management product line contributed $36.2 million of this increase, primarily as a result of having a full year of revenue in fiscal year 1998 as a result of the Quorum Acquisition. The incremental fiscal year 1998 revenue over fiscal year 1997 revenue resulting from the Quorum Acquisition, which was completed during the third quarter of fiscal year 1997, was $20.5 million. Lanier also acquired two other facilities management companies in fiscal year 1998 which resulted in $6.6 million of incremental revenue for the period. The remainder of the service revenue increase was a result of growth in equipment service revenue and transcription services.


     Lanier's sales outside the United States increased 2.6% to $371.5 million in fiscal 1998 compared to $362.2 million in fiscal year 1997. Lanier's European operation experienced a $12.8 million decrease, while sales in the Latin American region increased $11.8 million. Lanier's operations in Australia, Canada and the United Kingdom contributed to a smaller increase.


     Gross Margin. Gross Margin decreased from 41.7% of net sales in fiscal year 1997 to 39.5% of net sales in fiscal year 1998. Gross margins were lower in fiscal year 1998 as a result of increasing price competition throughout the copier industry. Margin pressure has also resulted from the lower margin outsourcing and service based businesses becoming a larger portion of Lanier's revenue.

     Operating Expenses. Selling, administrative and general expenses for fiscal year 1998 remained relatively constant in absolute dollars but decreased as a percentage of net sales from 34.1% in fiscal year 1997 to 32.7% in fiscal year 1998. Selling, administrative and general expenses all contributed to reduced operating expenses as a percentage of net sales.


     Restructuring Charge. In fiscal year 1998, Lanier recorded a charge to income of $8.5 million ($5.3 million after tax) related to the restructuring of the organization. These cash charges reflect the costs of severance payments and out-placement services for terminated employees. Of the total amount, approximately $3.0 million was used in the U.S. operations and approximately $5.5 million was used in the European operations.


     Other Income and Expense. Finance income increased $3.7 million in fiscal year 1998 due to increased customer leasing. Interest expense decreased by $0.6 million from fiscal year 1997 due to a favorable average interest rate of 8.4% in 1998 as compared to 9.2% in 1997. Other-net expense decreased $5.1 million in fiscal year 1998 due primarily to lower provisions for doubtful accounts and prior year expenses associated with acquisitions of new businesses.

     Net Income. Net income for fiscal year 1998 decreased 1.4% to $62.8 million from $63.7 million in fiscal year 1997. Fiscal year 1998 net income attributable to domestic operations increased 0.6% to $53.0 million from $52.7 million in the prior year. Net income attributable to international operations in 1998 decreased 10.9% to $9.8 million compared to $11 million in fiscal 1997.


RESTATEMENT OF FINANCIAL RESULTS


     In connection with its internal audit reviews in early 1999, Lanier detected accounting misstatements by a former employee at one of its foreign subsidiaries. These misstatements resulted in an overstatement of earnings over the past five fiscal years in an aggregate amount of $10.0 million before income taxes and any potential recovery. The financial statements included in this document reflect the correction of such misstatements. Lanier management has completed its investigation of these matters and believes that no further correction will be required.

LIQUIDITY AND CAPITAL RESOURCES


     Lanier's net cash flow provided by operating activities was $88.4 million, $146.4 million and $106.1 million in fiscal years 1999, 1998 and 1997, respectively. The decrease in fiscal year 1999 operating cash flows was primarily due to cash transfers and repayment of intercompany loans to Harris offset by a $61.9 million reduction in inventory levels during the period.



     Lanier used $253.0 million, $98.4 million and $107.5 million net cash in investing activities during fiscal years 1999, 1998 and 1997 respectively. During fiscal year 1999, Lanier used $171.1 million for acquiring new businesses, $168.3 million of which related to the Agfa Acquisition.



     Cash provided by financing activities was $90.1 million for the fiscal year ended July 2, 1999, consisting of financing used in the Agfa Acquisition, net of positive cash flows during the remainder of the fiscal year.



     Lanier has no material commitments other than its supply agreements with its vendors. Lanier will continue to make additional investment in facilities, equipment and computer equipment in order to support its revenue growth. Lanier's cash flow from operations, together with anticipated borrowing arrangements, is expected to adequately finance its operating cash requirements and capital expenditures for the next fiscal year. Lanier expects to fund future acquisitions and long-term growth primarily with cash flows from operations, borrowings under the Credit Facility and possible future sales of additional equity or debt securities.



     Capital expenditures for plant and equipment were $18.4 million for the fiscal year ended July 2, 1999, up $2.6 million from the total fiscal year 1998 expenditures. For the fiscal year ended July 2, 1999, $63.5 million was invested in equipment for rental to customers, which is slightly less than the amount invested for the fiscal year ended July 3, 1998.

CREDIT FACILITY


     Prior to the Distribution, Lanier will incur debt under the Credit Facility in connection with the payment of a dividend by Lanier to Harris immediately prior to the Distribution. As a result of this incurrence of debt and the assumption by Lanier of certain of Harris' indebtedness relating to Lanier's business, Lanier will have approximately $700 million of indebtedness net of cash on the Distribution Date. The terms of the Credit Facility will include customary affirmative and negative covenants that will, among other things, require Lanier to satisfy certain financial tests and maintain certain financial ratios, and may limit Lanier's ability to declare and pay dividends and distributions on the Lanier Shares.

     Lanier may also incur additional indebtedness under the Credit Facility from time to time for general corporate purposes, including working capital, capital expenditures and future acquisitions.


     In the fourth quarter of fiscal year 1999, Lanier sold receivables totaling $36.5 million under its European asset securitization agreement. This transaction is treated as a sale of receivables and therefore is not reflected on the balance sheet. This amount is included in determining indebtedness as stipulated in the dividend formula described in "Relationship Between Harris and Lanier Following the Distribution -- Distribution Agreement" beginning on page 19.


IMPACT OF FOREIGN EXCHANGE


     Lanier's international business is transacted in local currency. The impact of translating the assets and liabilities of these operations to U.S. dollars is included as a component of shareholder equity. At July 2, 1999 the cumulative translation adjustment reduced Shareholder Equity by $33.5 million compared to a reduction of $31.0 million at July 3, 1998.



     Lanier utilizes exchange rate agreements with suppliers and foreign currency hedging instruments to minimize the risks of international transactions. Gains and losses resulting from currency rate fluctuations did not have a material effect on Lanier's results in fiscal years 1999, 1998 or 1997.


SEASONALITY AND INFLATION

     Lanier's management does not believe that Lanier's business is subject to significant fluctuations based on seasonal effects.

     Lanier's management does not believe that the rate of inflation has had a material effect on the operating results of Lanier because, to the extent feasible, Lanier has consistently followed a practice of adjusting its prices to reflect the impact of inflation on wages and salaries for employees and costs of purchased materials and services.

MARKET RISK


     Impact of Foreign Exchange. Lanier's international sales are generally denominated in the currency of the customer, which exposes Lanier to fluctuations in foreign currency exchange rates and to other material risks associated with international operations. Lanier has not in the past suffered a material adverse impact from currency fluctuations for any of the periods under consideration. Lanier's risk from such activities has been reduced because Lanier has been able to pay the expenses of its international operations in local currencies, which has lessened the need for conversion into U.S. dollars. In addition, Lanier utilizes exchange rate agreements which provided limited protection against currency exchange risks. Factors that could impact the effectiveness of Lanier's hedging program include volatility of currency markets and the cost and availability of hedging instruments. A 10 percent adverse change in currency exchange rates for Lanier's foreign currency derivatives held at July 2, 1999 would have an impact of approximately $15.7 million on the fair value of such instruments. This quantification of exposure to the market risk associated with foreign exchange financial instruments does not take into account the offsetting impact of changes in the fair value of Lanier's foreign denominated assets, liabilities, and firm commitments.

     Gains and losses resulting from currency rate fluctuations did not have a material effect on Lanier's results of operations in fiscal years 1999, 1998 or 1997, but Lanier's risk in this area may increase in this regard as Lanier's international sales increase in volume and geographic distribution. The impact of translating the assets and liabilities of those operations into U.S. dollars is included as a component of Shareholder Equity.


     Interest Rate Risk. The financial statements included in this document were prepared based upon Lanier's current financing structure. Under this structure, Harris provides financing to Lanier via its own lines of credit. Following the Distribution, Lanier will arrange its own capital structure independent of Harris. Although it is not possible to predict accurately the exact nature of this capital structure or its related expense, Lanier does not expect an adverse effect from this change.

IMPACT OF YEAR 2000

     The year 2000 statements set forth below are designated as "Year 2000 Readiness Disclosures" pursuant to the Year 2000 Information and Readiness Disclosure Act.

     Certain software and hardware systems are time sensitive. Older time-sensitive systems often use a two-digit dating convention (e.g., "00" rather than "2000") that could result in system failure and disruption of operations as the year 2000 approaches. The Year 2000 problem will impact Lanier, its vendors and suppliers, customers, and other third parties that interface with Lanier.

     With regard to the Year 2000 problem, more than 40 project initiatives of varying magnitudes have been identified throughout Lanier and its various business operations. These initiatives relate to four basic aspects of Lanier and its various business operations: internal information technology ("IT") systems, including sales order processing, contract management, financial systems and service management; internal non-IT systems, including office equipment and test equipment; products; and material third-party relationships.


     Each project has been assigned a leader and prioritized based on the size of the task and the perceived business risk. A steering team comprising senior management in key functional areas including accounting, finance, legal, quality and new processes and information management has been established to monitor and oversee the progress of each project. In addition, Lanier has established a Year 2000 Task Force to manage Lanier's overall internal readiness and its business continuity planning efforts, and has created a web site at www.lanier.com, on which it provides detailed information and updates concerning year 2000 issues, Lanier's efforts to address such issues, and the year 2000 compliance of its products and internal systems. Lanier expects to have substantially completed all of its Year 2000 initiatives by the end of the quarter ending October 1, 1999.



     Internal IT Systems. Lanier has determined it needs to replace or modify several of its software systems and is in the process of replacing or outsourcing many of its time-sensitive software systems. In addition, Lanier has programs for reprogramming other time-sensitive software and equipment. For example, Lanier has replaced its accounts receivable and payable systems and its internal purchasing system. Lanier has upgraded its general ledger system to be Year 2000 compliant and has modified its sales order processing system, billing system and its contract management system to be Year 2000 compliant. As a result, Lanier believes that it will be 100% complete with its internal IT systems by the end of the quarter ending October 1, 1999.


     Internal Non-IT Systems. Lanier believes that a limited number of its non-IT systems, such as office equipment and test equipment with date-sensitive software and embedded microprocessors may be affected. Lanier believes that its exposure related to non-IT systems is minimal and that a disruption of any of these systems will not materially inhibit its ability to conduct business operations.

     Products. Lanier has initiated formal programs to advise and work with customers to resolve Year 2000 problems. All of Lanier's current product offerings are Year 2000 compliant. Customers who own older generation products which are not Year 2000 compliant have been notified of the issue and, wherever possible, been given suggestions for manual overrides of the particular product. However, Lanier believes it has no material exposure to contingencies related to the Year 2000 issue for the products it has sold. Lanier has Year 2000 exposure in its operating systems and business systems; including engineering, order fulfillment, program management, financial and administrative functions. It is Lanier's belief that the greatest potential risk from the

Year 2000 issue could be its inability to meet commitment dates on delivery of product and has focused the majority of Lanier's effort and dedicated resources to address this issue. In addition, Lanier believes that a limited number of the non-information technology systems, such as office equipment and test equipment with date-sensitive software and embedded microprocessors may be affected, and evaluation and remediation are underway.

     Material Third-Party Relationships. Lanier has also initiated communications with significant suppliers, customers, and other relevant third parties to identify and minimize disruptions to Lanier's operations and to assist in resolving Year 2000 issues. Lanier has identified 40 key suppliers and performed an in-depth analysis of the product lines provided to Lanier in order to ensure that such products are Year 2000 compliant. Additionally, Lanier has identified critical parts and components necessary to support its existing product lines and is building safety stocks of these items prior to the end of the calendar year 1999. However, there can be no certainty that the systems and products of other companies on which Lanier relies will not have an adverse effect on Lanier's operations.


     Lanier believes it has diligently addressed the Year 2000 issues and that it will satisfactorily resolve significant Year 2000 problems. Lanier anticipates completing substantially all of its Year 2000 projects by the end of the quarter ending October 1, 1999. In the event Lanier falls short of these milestones, additional internal resources will be focused on completing these projects or developing contingency plans.


     The estimated cost for resolving Year 2000 issues is approximately $11.5 million with an approximate remaining balance of $0.4 million planned for fiscal year 2000. These costs are generally not incremental to existing information technology budgets; internal resources were re-deployed and timetables for implementation of replacement systems were accelerated. The largest portion of this expenditure is being used to replace existing software and hardware. Approximately $5.2 million of the above total is related to investments in hardware or other capitalizable costs or operating leases which will be amortized in current or future periods. Estimates of the Year 2000 related costs are based on numerous assumptions and there is no certainty that estimates will be achieved and actual costs could be materially greater than anticipated. Specific factors that might cause such differences include, but are not limited to, the continuing availability of personnel trained in this area, the ability to timely identify and correct all relevant computer programs, and similar uncertainties.

     Lanier is working to identify and analyze the most likely worst-case scenarios, any of which could have a material adverse effect on Lanier's ability to provide products and services to its customers. These possible scenarios include the failure of water and power supplies, the failure of communications and financial systems, major transportation disruptions, and lack of Year 2000 readiness of third-party vendors and customers. Lanier continues to develop contingency plans to address potential Year 2000 problems relating to the infrastructure and Lanier's business partners. These plans are expected to be completed no later than September 30, 1999. Despite such efforts, an infrastructure problem or combination of the above-mentioned Year 2000 problems not within Lanier's control could have a material adverse impact on Lanier's business and its results of operations.

EURO CONVERSION


     On January 1, 1999, certain member nations of the EMU adopted a common currency, the Euro. For a three-year transition period, both the Euro and individual participants' currencies will remain in circulation. After January 1, 2002, the Euro will be the sole legal tender for EMU countries. The adoption of the Euro affects a multitude of financial systems and business applications as the commerce of these nations will be transacted in the Euro and the existing national currency. For fiscal year 1999, approximately 20.7% of Lanier's revenues were derived from EMU countries.



     Lanier is currently addressing Euro-related issues and its impact on information systems, currency exchange rate risk, taxation, contracts, competition, and pricing. For the fiscal year ended July 2, 1999, Lanier did not experience an adverse impact or material expense related to the adoption of the Euro. All cost associated with the adoption of the Euro has been expensed by Lanier as incurred. Lanier expects to complete the Euro-related systems conversion during the quarter ending October 1, 1999.

                               LANIER'S BUSINESS

GENERAL

     Lanier and its subsidiaries form one of the world's largest independent suppliers of copiers, facsimiles and other related automated office imaging equipment. With over 1,600 sales and service locations in more than 100 countries, Lanier markets these products and related services, parts and supplies to customers both on a direct sales basis and through a worldwide network of independent dealers. Lanier provides customers with a wide array of customized document management solutions including black and white digital and analog copiers, color copiers, facsimile machines, multi-function devices, dictation equipment, computer based health care information management systems, associated parts and supplies, and a variety of related outsourcing services, including legal support services. Lanier sources substantially all of these products from a variety of manufacturers, seeking out the "best-of-breed." Selected products undergo rigorous testing by Lanier, and upgrades are often recommended to the manufacturers in order to meet Lanier's demanding standards.

     Lanier targets sales of its products to four primary markets: (i) global/national or "key" accounts; (ii) major accounts; (iii) commercial users; and (iv) specific vertical industries, such as the health care and legal industries. Some of Lanier's national customers include Abbott Laboratories, Corning, Inc., CountryWide Home Loans, Federal Express, Merck & Company, Inc., Minnesota Mining & Manufacturing Co. and the National Aeronautics & Space Administration (NASA).

     Lanier, headquartered in Atlanta, Georgia, was founded in 1934 as The Lanier Company, a Southeastern distributor of "Ediphone" dictation machines. Lanier entered the copier business in 1955 as an independent distributor of 3M "Thermofax" dry process copiers. In 1977, Lanier was spun-off as a separate public company from its then-parent corporation, Oxford Industries. Lanier, then known as Lanier Business Products, was subsequently acquired by Harris in 1983. In 1985, Lanier was incorporated in Delaware as Harris/3M Document Products, Inc., a joint enterprise between Lanier Business Products, Inc., a subsidiary of Harris, and the Minnesota Mining and Manufacturing Co. Harris purchased 3M's interest in that venture in 1989 and changed the name of the company to Lanier Worldwide, Inc.

INDUSTRY OVERVIEW

     The document imaging and management industry consists of the production and supply of various imaging products and supplies, as well as the provision of pre-sale consulting services and after-market product services. Lanier's competitors include the distribution units of large office equipment manufacturers and other independent distributors. According to industry sources, the total global market for its document imaging and management products and services will grow from approximately $75 billion in 1999 to approximately $97 billion in 2002.

     Companies in the document imaging industry sell products primarily through three channels of distribution: (i) direct customer sales; (ii) dealer sales; and (iii) retail sales. Direct customer sales include sales calls by sales force personnel, sales through telephone marketing and internet sales. Dealer sales result from customer calls performed by independent or company-owned dealer outlets. Retail sales include sales of low-end products, typically through national retail outlets or local smaller retailers.

     Traditionally, the products offered by companies in the document imaging industry have used analog technology. Lanier's management believes, however, that customers' increasing use of digital technology will eventually lead to the replacement of analog products with digital products. According to industry sources, approximately 378,000 digital copiers were sold in the United States in 1998 (or approximately 19.6% of new copiers shipped in 1998), an increase of 1,114% since the end of 1996. Industry sources predict that, by the end of 2003, approximately 87% of all new copier placements will be digital machines. Digital products, unlike analog products, can connect and communicate with other office imaging equipment, enabling customers to more efficiently connect and utilize their document management solutions over a wide array of configurations. Digital products may also offer a wider array of more useful features, such as higher quality copies, color capability, finishing capability and multi-function capability. The market trend toward digital technology has also led document management companies to include training for sales, service, maintenance and help desk personnel with respect to the new digital products.

     As document imaging products and services have become more complex and service-intensive, customers have begun to seek outsourcing services, such as facilities management services, and professional services that require expertise in document imaging and management, such as consulting services and systems integration services.

     The document imaging industry as a whole remains highly fragmented, with only a few large companies. Many customers purchase products through independent dealers that operate only in a particular geographic area. As digital technology replaces analog technology, many of these independent dealers may not have the training to sell or service the new technology. Further, as customers consolidate their accounts in order to integrate their document management solutions, they may seek providers that have a larger geographic scope. Thus, smaller independent dealers may determine to sell to larger companies in the industry who have more training capability and cover a larger geographic area. Further, the fragmented nature of the industry allows for consolidation in order to achieve economies of scale and lower operating expenses on a company-wide basis.

LANIER PRODUCTS AND SERVICES

     Lanier offers its customers a comprehensive solution to their document management needs through products and services that take advantage of technological advancements and Lanier's experience in the document imaging and management industry.

  PRODUCTS

     Lanier offers a full range of document copiers, from desktop units to high speed and high volume systems. Within this range, Lanier offers both color copiers and black and white copiers, as well as both analog and digital copiers. Lanier offers several devices that perform more than one traditional function, such as Hewlett-Packard "mopiers" that can print multiple original copies direct from the customer's networked systems as a finished (i.e., stapled, collated, etc.) document product.

     Lanier also offers a full range of facsimile machines. Lanier offers multi-function products that can meet customers' facsimile needs, as well as traditional stand-alone machines.

     Finally, Lanier offers a range of both digital and analog dictation products.

  SERVICES

     Product Support. Lanier's service force provides a range of product-support services from traditional on-site repairs to after-market supplies such as toner and paper products. Lanier supports many of its customers with around the clock, seven days a week on-site service, and supports all of its customers' service and help needs with a sophisticated logistics, call reception/dispatch and multi-level help desk and hotline. Additionally, Lanier provides customer application training and support if needed by the customer.

     Lanier has a worldwide service force of approximately 2,900 employees. Lanier continually trains its sales force on new products, technologies, and sales techniques. Because of the industry trend toward digital technology and new systems, Lanier's management believes that its training and instruction services, as well as its help desk and hotline, provide Lanier with an advantage over its competitors.

     Outsourcing Services. Lanier provides its customers with a wide range of consulting and professional services, such as facilities management, systems integration and other consulting services.

     Through its facilities management services, Lanier can equip, staff and manage most aspects of a customer's reprographic and document management needs at the customer's facility. In addition to copying and printing, Lanier provides file room maintenance, decentralized copier management, facility mail and courier services and address list maintenance. Lanier seeks to work with the customer to identify methods in which Lanier can help meet all of the customer's document management needs, whether by implementation of new products or by systems integration.

     Lanier's systems integration services offer customers the ability to leverage Lanier's substantial experience in the areas of connectivity and efficiency of document management networks. Lanier helps customers enhance the performance of their network by either adding new or enhanced technology products or increasing the efficiency of the current system. As an example, Lanier offers its health care clients a system that allows its customers to connect a digital dictation station with the hospital database containing patient records in order to enable doctors to view a patient's information while at the same time dictating a diagnosis or prescription for the patient.

     DOCutivity(TM) Approach. Lanier has implemented its DOCutivity(TM) approach in order to improve its customers' document management productivity by strategically integrating Lanier's products and services. DOCutivity(TM) streamlines the process for customers and allows Lanier to provide each customer with customized document analysis that will allow the customer to improve its document productivity and efficiency. Each member of the Lanier sales force is trained in the DOCutivity(TM) approach and analysis.

     Through the DOCutivity(TM) approach, Lanier assesses the customer's document management challenges and goals, while extensively analyzing the customer's existing capabilities. Lanier's sales personnel examine the customer's office and workgroup functions and determine the financial impact of implementing a new, more productive and efficient document management solution for the customer. Lanier's sales personnel then offer solutions to the customer based on Lanier's extensive industry knowledge and experience, for an improved document management strategy.

     For example, one recent oil refinery customer sought to replace its analog copiers supplied by multiple vendors on a cost-effective basis. Lanier sales personnel used the DOCutivity(TM) analysis to implement a strategy to: (i) reduce the customer's high cost of copying and print cartridges associated with multiple vendors; (ii) improve efficiency by eliminating manual distribution of documents; and (iii) eliminate redundancy in the document management cycle. Lanier proposed an all-digital, multi-function device configuration connected to the customer's Local Area Network. Through this configuration, Lanier helped the customer (i) reduce costs by capturing original prints and their corresponding replication and (ii) eliminate redundancy by combining the creation of originals with both duplication and distribution. Overall, Lanier estimated that the DOCutivity(TM) approach saved the customer approximately $144,000 per year in excess costs.

  PRODUCT FINANCING

     A portion of Lanier's operating income arises from the financing of its customers' purchases of Lanier products. On average, 46% of Lanier's aggregate sales in the United States, Puerto Rico, Canada and Australia are financed through leases that typically have a term of 3 years. In Europe, 16% of Lanier's sales derive from rental arrangements that differ from leases primarily because customers may terminate the rental agreement more quickly and easily. Lanier's ability to provide financing at competitive rates and realize operating income is highly dependent upon its own costs of borrowing, which, in turn, depend upon Lanier's credit standing. Significant changes in such standing could reduce the profitability of Lanier's financing business and/or make Lanier's financing less attractive to customers. Lanier cannot be certain that it can maintain credit standing sufficient to realize profits on the portion of its revenues derived from financing arrangements.

LANIER'S TARGET MARKETS

     Lanier targets four primary markets: (i) global/national or "key" accounts;
(ii) major accounts; (iii) commercial accounts; and (iv) specific vertical industry markets, such as the health care and legal industry.

     National or "key" accounts are large corporations that tend to require full document imaging and management throughout the customer's entire organization, whether that organization is regional, national or global. Lanier management has targeted these accounts with multiple sales and service entries as a growth vehicle for Lanier because these accounts tend to generate substantial and recurring revenues over longer-term contracts.

     Some of Lanier's national or "key" accounts include Abbott Laboratories, Corning, Inc., Countrywide Home Loans, Federal Express, Merck & Company, Inc., Minnesota Mining & Manufacturing Co. and the National Aeronautics & Space Administration (NASA).

     Lanier has set specific criteria to define major accounts and identified a list of these accounts in each district. Management is then focused on these accounts utilizing major account representatives and the DOCutivity(TM) methodology.

     Lanier has also targeted commercial accounts, which are local or small businesses. Sales to commercial accounts typically consist of the sale of Lanier products, coupled with a maintenance and supply agreement.

     Lanier also targets specific vertical industries that tend to involve more intensive use of Lanier's products, such as the health care and legal industries. Because of its heavy use of documents, Lanier sales and service personnel target the legal market for the full range of Lanier products and services. Lanier management believes that Lanier has a reputation for quality products and superior after-sales service and support within the legal market. Because of the legal market's use of multiple products that Lanier sells and services, Lanier management believes that the legal market represents a significant source for cross-selling opportunities.

     Similarly, Lanier targets the health care industry because Lanier's management believes it offers continued growth opportunities. Over 50% of the hospitals in the United States use Lanier digital dictation systems, often in multiple areas of the hospital. As digital systems become more accepted in other areas of Lanier products (particularly copiers), management believes that Lanier can leverage its reputation for digital dictation systems with these hospitals in order to become the provider of choice for other products. In addition, the increased complexity and connective nature of these products will allow Lanier to offer to its health care customers its expertise in systems integration and other consulting services.

STRATEGY

     Lanier's goal is to become the leading global provider of document imaging products and related services and support. In order to accomplish this goal, Lanier intends to use the following strategies:

     - continue to cultivate its "best of breed" sourcing and distribution relationships;

     - deliver integrated document management solutions to its customers;

     - focus on customer satisfaction and retention;

     - maintain and develop its effective marketing initiatives;

     - attract, retain and incentivize its employees; and

     - continue to add revenue and operating income through selective acquisitions.

  Cultivate Sourcing and Distribution Relationships


     Lanier has historically sought out the "best of breed" in its products by sourcing products from a variety of manufacturers. Selected products undergo rigorous testing by Lanier, and Lanier often recommends upgrades to its suppliers. Lanier intends to continue to seek the best products available throughout the world in order to offer the best possible products to its customers. In particular, in order to maintain pace with the industry-wide shift to digital products, Lanier intends to expand its offering of digital document imaging products. Lanier believes that its current supplier relationships will allow it to offer high-quality document imaging products in each segment of the digital market. Lanier also intends to explore new relationships as manufacturers develop new multi-function digital machines.


  Deliver Integrated Document Management Solutions

     Lanier sales personnel have been trained to approach every sales opportunity using the DOCutivity(TM) sales method. Lanier seeks to offer its customers a full range of products and services and to address its customers' document production and management needs through an integrated document solution. Management believes that this integrated DOCutivity(TM) approach enables Lanier to be more successful in securing larger, national customers that seek such comprehensive document solutions and generate substantial and recurring revenues over longer term contracts. Management also believes that its DOCutivity(TM) approach allows Lanier to cross sell its products and services, as they comprise components of an integrated solution. Additionally, management believes that as document management technology grows more complex, many customers, particularly legal and other professional service providers, will seek to outsource more of their document management functions. Lanier seeks to continue to grow its facilities management business in order to meet the growth in this document outsourcing market.

  Focus on Customer Satisfaction

     Lanier focuses on customer satisfaction as an opportunity to grow its business through continuing and expanding its sales with existing customers. Lanier analyzes its clients' document production and management needs and challenges through the eyes of its customers, an approach Lanier refers to as Customer Vision(TM). Management believes that this perspective allows Lanier to align its business practices and processes with the way that its customers wish to do business, build customer loyalty and foster long term customer relationships. Lanier provides the Performance Promise(TM), which Lanier believes is the document management industry's first and most comprehensive product guarantee that covers all product lines and guarantees product performance with 99% uptime, as well as a service availability guarantee. Lanier also offers a 24 hour, seven day a week help desk to provide customer service support by highly trained personnel that management believes helps contribute to its reputation as a leading service provider in the industry. Lanier believes that it has achieved customer satisfaction levels exceeding 90% in each of its target markets in each of the last two fiscal years and has received customer satisfaction awards from several of its customers, including Abbott Laboratories, DuPont, Kinko's and Pacific Bell.

  Maintain and Develop Effective Marketing Initiatives

     Lanier believes that it has a high quality sales force that is trained in effective sales techniques, sophisticated document imaging products, such as digital and multi-function machines, and Lanier's DOCutivity(TM) sales approach. Lanier seeks to capitalize on its trained sales force by cross selling its products and services to its customers through the integrated DOCutivity(TM) approach. Management also seeks to grow its business by marketing its global presence to multi-national customers that seek a worldwide product and service provider. Lanier is also expanding its low cost telemarketing initiative, which currently accounts for a majority of the sales of its supplies and lower end products. Lanier is also seeking to develop marketing and sales of its products over the Internet.

  Attract, Retain and Incentivize Employees

     Management believes that Lanier can stimulate internal growth by continuing to attract and retain high quality employees. Management also believes that Lanier can increase the productivity of its sales personnel through the use of performance benchmarks and other incentive opportunities. Lanier management believes that the ability to offer equity incentives to its employees that match Lanier's performance as a stand-alone company will aid its efforts to increase its employees' productivity.

  Grow through Selective Acquisitions


     Lanier will actively seek strategic acquisitions that complement its existing businesses, either in Lanier's existing markets or in new markets. Lanier seeks acquisition targets that embody a similar culture to Lanier's and that management believes it can successfully integrate into Lanier's existing businesses. Lanier seeks to make acquisitions that will enable Lanier to leverage cost saving opportunities and increase revenue and operating income. During the last three fiscal years, Lanier has acquired 18 businesses, including the Copying Systems Division of Agfa in July 1998. The Agfa Acquisition added $201.5 million in revenues for the fiscal year ended July 2, 1999, and doubled Lanier's sales and market size in the European office equipment market.


EMPLOYEES


     Lanier employs approximately 8,700 individuals throughout the world, including 2,100 sales personnel. None of Lanier's United States employees is covered by a collective bargaining agreement. Management believes that Lanier has good relations with its employees.

SALES AND MARKETING

     Lanier distributes its sales personnel both geographically and by target market. Lanier operates domestically from 106 district offices in the United States and operates internationally through subsidiaries and branches located in 27 countries throughout the world. Lanier is represented through independent distributors in over 80 additional countries. Overall, Lanier operates over 1,600 sales and service locations throughout the world. Lanier's Global Accounts Program enables its international customers to make supplier and equipment selections on a worldwide basis through one agreement in order to improve the customer's purchasing power, office productivity and operating efficiency. Lanier has separate sales groups focused on each of its target markets, with sales personnel dedicated to each of the global/national, major, commercial, health care and legal target markets.

INTERNATIONAL OPERATIONS


     Net sales from international operations were $569.2 million, or 39.8% of Lanier's total net sales for fiscal year 1999 compared with $371.5 million, or 29.6%, for fiscal year 1998. Foreign operations represented 50.4% of long-lived assets as of July 2, 1999, compared to 23.0% of long-lived assets as of July 3, 1998. Lanier's products are primarily produced in Asia.


     The particular economic, social and political conditions for business conducted outside of the United States differ from those encountered by domestic operations. Management of Lanier believes that the composite business risk for Lanier's international operations as a whole is somewhat greater than that faced by its domestic operations as a whole. Lanier's international operations are subject to political, economic and other risks inherent in operating in countries outside the United States, including possible adverse government regulation, imposition of import and export duties and quotas, currency restrictions, price controls, potentially burdensome taxation and/or other restrictive government actions. See "Risk Factors -- Lanier is Subject to Risks Related to International Operations" on page 11. Nevertheless, Lanier's management believes that these risks are offset by the diversification of Lanier's international operations.

     Financial information regarding Lanier's domestic and international operations is contained in Note O to Lanier's Consolidated Financial Statements.

SUPPLIERS


     Lanier sources its products from multiple suppliers throughout the world, including Ricoh, Toshiba, Canon, Sharp and Okidata. Although Lanier has contractual relationships with many of its suppliers, Lanier continually seeks the best products to offer to its customers and does not enter into exclusive arrangements with any of its suppliers. Management does not believe that Lanier depends on any one particular supplier.



TRADEMARKS AND LICENSES



     Lanier distributes its products principally under the Lanier trademark. Lanier expects to begin selling and servicing Hewlett-Packard's Mopier line of products under the Hewlett-Packard trademark, in addition to products sold under the Lanier trademark.



COMPETITION


     Lanier operates in highly competitive markets. Lanier's competitors include the distribution units of large office equipment manufacturers and independent distributors, as well as office superstores and consumer electronics chains. As digital and other new technology develops, Lanier may find itself competing with new distribution channels, including computer distributors and value added resellers, for products containing new technology. Principal areas of competition in these markets include price and product capabilities, quality and speed of post-sales service support, availability of equipment, parts and supplies, speed of delivery, financing terms and availability of financing, leasing or rental programs.

PROPERTIES

     Lanier generally leases its business properties, with the exception of two facilities that consist of a total of approximately 200,000 square feet located in Wilmington, Delaware and Tucker, Georgia, neither of which are material to the operations of Lanier as a whole. Lanier leases a total of approximately 1.6 million square feet of space for its business operations in the United States. Management of Lanier believes that the properties Lanier occupies are, in general, suitable and adequate for the purpose for which Lanier utilizes them.

LEGAL PROCEEDINGS

     In 1992, the General Services Administration of the United States federal government (the "GSA") commenced an audit of 48 Multiple Award Schedule Contracts between Lanier and the GSA. In 1998, the GSA notified Lanier that the United States federal government might be entitled to a refund with respect to payments under six of such contracts. Lanier and the GSA have continued discussions as to the amount of any such refund, which Lanier believes in the aggregate will not be material to its results of operations or financial condition.

     From time to time, as a normal incident of the nature and kind of business in which Lanier is engaged, various claims or charges may be asserted and litigation commenced against Lanier. The amounts claimed may be substantial but may bear no reasonable relationship to the merits of the claim or the extent of any real risk or final award. In the opinion of Lanier's management, final judgments, if any, which might be rendered against Lanier in any current claim or litigation are either adequately reserved for or would not have a material adverse effect on Lanier's results of operations or financial condition.

                              LANIER'S MANAGEMENT

BOARD OF DIRECTORS

     The following table sets forth information as to the persons who are expected to serve as directors of Lanier following the Distribution. As provided in Lanier's restated certificate of incorporation, Lanier's board of directors will be divided into three classes. The table sets forth the names of the directors of each class and their original terms. Directors in each class initially will serve until the annual meeting of shareholders held in the year in which the term for such class expires and will serve thereafter for three-year terms. Lanier initially intends to have a board of directors that will consist of nine directors, two of whom are officers of Lanier. Additional directors will be added to Lanier's board of directors prior to the Distribution. Information concerning directors selected through the date hereof is set forth below:


                                        TERM                               POSITION WITH LANIER AND PRINCIPAL
             NAME                AGE   EXPIRES        POSITION        BUSINESS AFFILIATIONS DURING PAST FIVE YEARS
             ----                ---   -------        --------        --------------------------------------------
Wesley E. Cantrell.............  64    2002      Chairman of the      Chief Executive Officer since March, 1987.
                                                 Board and Chief      President, Lanier Business Products, 1977 to
                                                 Executive Officer    1987. Executive Vice President and National
                                                                      Sales Manager, 1972 to 1977. Vice President,
                                                                      1966 to 1972. Employed by Lanier since 1955.
                                                                      Member of the board of directors of Ann
                                                                      Taylor Stores Corp., Environmental Design
                                                                      International Ltd. and Impact Ministries, a
                                                                      not-for-profit organization, and member of
                                                                      the advisory board of First Union National
                                                                      Bank of Atlanta.
C. Lance Herrin................  57    2001      President and Chief  Chief Operating Officer since July, 1998.
                                                 Operating Officer    Executive Vice President and General
                                                                      Manager - U.S. Operations, 1993 to 1998.
                                                                      Executive Vice President and General
                                                                      Manager - Imaging Systems Division, 1987 to
                                                                      1993. Executive Vice President, Lanier
                                                                      Business Products, 1982 to 1987. Senior Vice
                                                                      President, 1981 to 1982. Vice President,
                                                                      1977 to 1981. Employed by Lanier since 1967.
Sidney E. Harris...............  49    2000      Director             Dean, J. Mack Robinson College of Business,
                                                                      Georgia State University since 1997. From
                                                                      1987 through July 1997, Professor of
                                                                      Management at the Peter F. Drucker Graduate
                                                                      Management Center at the Claremont Graduate
                                                                      School, Claremont, California. Director of
                                                                      TransAmerica Investors, Inc., ServiceMaster
                                                                      Company and Amresco, Inc.
David H. Hughes................  55    2001      Director             Chairman and Chief Executive Officer of
                                                                      Hughes Supply, Inc. since November 1986.
                                                                      Director of SunTrust Bank, Inc. and Brown &
                                                                      Brown, Inc.

                                        TERM                               POSITION WITH LANIER AND PRINCIPAL
             NAME                AGE   EXPIRES        POSITION        BUSINESS AFFILIATIONS DURING PAST FIVE YEARS
             ----                ---   -------        --------        --------------------------------------------
Amos R. McMullian..............  61    2000      Director             Chairman and Chief Executive Officer of
                                                                      Flowers Industries, Inc. Employed by Flowers
                                                                      Industries, Inc. (or its predecessors) since
                                                                      1963. Director of Keebler Foods Company.
Clarence B. Rogers, Jr.........  69    2002      Director             Chairman of the Executive Committee of the
                                                                      Board of Directors of Equifax, Inc. Director
                                                                      of Sears Roebuck & Co., Morgan Stanley Dean
                                                                      Witter & Co., Briggs & Stratton Corporation,
                                                                      Oxford Industries, Inc. and ChoicePoint Inc.


COMMITTEES OF THE BOARD OF DIRECTORS

     Lanier's board of directors will establish three standing committees to assist in the discharge of its responsibilities. The principal functions of each committee are described below.

  AUDIT COMMITTEE

     The Audit Committee will assist the board of directors in ensuring that Lanier's financial, auditing and reporting practices, procedures and controls are within acceptable limits of sound practice and in accordance with applicable laws and regulations. The Audit Committee will meet periodically with the independent auditors, together with representatives of management, as appropriate, for the purpose of reviewing the scope and results of the annual audit of the financial statements and the recommendations of the auditors. The Audit Committee will also evaluate the professional competency of the financial staff and internal auditors, review the scope of the internal audit program, review the nature and extent of non-audit professional services performed by the auditors and annually recommend to the board of directors the firm of independent public accountants to be selected as auditors of Lanier. From time to time the Audit Committee may also undertake special projects, such as reviewing Lanier's environmental policies.

  NOMINATING AND COMPENSATION COMMITTEE

     The Nominating and Compensation Committee will review and evaluate plans for the development, training and utilization of Lanier's management resources; review Lanier's compensation philosophy and will establish the compensation of officers of Lanier other than the chief executive officer and president, whose compensation will be recommended by the Nominating and Compensation Committee and approved by all of the outside directors; and administer Lanier's stock incentive and stock based compensation plans and other incentive plans. The Nominating and Compensation Committee will also oversee the financial administration and operation of Lanier's various retirement and pension plans, including the selection and review of the performance of the investment funds and the independent investment advisors for the plans.

     The Nominating and Compensation Committee will manage succession at the executive officer level and identify and promote candidates for and to executive positions; identify, evaluate and recommend director nominees to the board of directors to fill vacancies and to be elected at the annual meeting of the stockholders; recommend directors' compensation and benefit plans to the board of directors; recommend committees of the board of directors and committee members; set meeting schedules for the board of directors and recommend meeting schedules for the committees; and facilitate the board of directors' evaluation of its effectiveness. The committee will consider suggestions for director nominees from all sources, including stockholders. Any stockholder suggestion, together with an appropriate biographical summary, should be sent to the Secretary of Lanier. In addition, Lanier's bylaws establish certain requirements concerning stockholder nominations for election of directors, including that notice of such nominations be delivered to the Secretary of Lanier not less than 90 nor more than 120 days prior to the date of the annual meeting of stockholders. Each notice of nomination is required to contain the name and address of the stockholder who intends to make the nomination; the name, address and written consent of the nominee and such other nominee information as would be required to be disclosed in a proxy solicitation.

  EXECUTIVE COMMITTEE

     The Executive Committee will be authorized to evaluate and review Lanier's financial position, capital structure, significant capital asset transactions, major acquisitions and divestitures, and during the intervals between the meetings of the board of directors, to the extent permitted by law, to exercise all of the powers of the board of directors (except for certain matters reserved for the board of directors) in the management of the business of Lanier.

DIRECTORS' COMPENSATION

     Non-employee directors will receive an annual retainer fee of $30,000. In addition, non-employee directors who serve on the standing committees will receive an additional annual fee of $1,500 for their services on each committee, or $3,000 if serving as chairperson of a committee.

     Each non-employee director will also receive $1,000 for attendance at each board meeting. In addition, each non-employee director will receive $800 for attendance at each committee meeting and for participation in a telephonic or video conference meeting. Each non-employee director will also be reimbursed for out-of-pocket expenses incurred in connection with attendance at board and committee meetings. In addition, each non-employee director will be provided travel, accident and disability insurance in the event that the director is involved in an accident while traveling on business relating to Lanier.

     Under the Lanier Stock Plan, which will be adopted in connection with the Distribution, each non-employee director will be granted an option to purchase 10,000 Lanier Shares on the later of the Distribution Date or the date such director joins Lanier's board of directors and thereafter, beginning in 2000, will automatically be granted an option to purchase 2,000 Lanier Shares on the first business day of the month following the month in which the annual meeting is held. The options will be non-statutory options for tax purposes and will be priced at 100% of the fair market value on the date of grant. Fifty percent of the options will become exercisable on the first anniversary of the date of grant and 25% on each of the next two succeeding anniversary dates; however, any options outstanding for more than one year at the time a Change in Control (as defined in the Lanier Stock Plan) of Lanier occurs will become immediately exercisable. In the event of a director's retirement, vested options may be exercised for three years thereafter, and, in the event of a director's death or disability, options then exercisable may be exercised for twelve months thereafter. In no event may such options be exercisable more than ten years after the date of grant. Neither Lanier's board of directors nor any committee of the board of directors has any discretion with respect to options granted to non-employee directors.

     Under the Lanier Directors Deferred Compensation Plan (the "Directors Plan"), which will be adopted in connection with the Distribution, each non-employee director may also elect to defer all or a portion of his or her fees. A director's account will be credited with a number of units of Lanier common stock equivalents based upon the fair market value of the Lanier Shares on the date the fees otherwise would be paid. Once amounts are deferred they are only payable following a director's resignation, retirement or death. Each Lanier common stock unit will be credited with dividend equivalents, which are deemed reinvested in additional Lanier common stock units on the dividend payment date. Amounts deferred under the Directors Plan will be paid in whole shares of Lanier common stock and in cash for any factional shares as soon as practicable following resignation, retirement or death. Within ninety days following a Change in Control (as defined in the Directors' Plan), Lanier shall pay to each director (or former director) a cash lump sum payment equal to the then remaining balance in each such director's account.

     In connection with the Distribution, each of the directors and executive officers (including those named in the Summary Compensation Table below) will enter into an indemnification agreement with Lanier pursuant to which each director and executive officer shall be indemnified against expenses (including attorneys' fees, judgments, fines, and amounts paid in settlement) actually and reasonably incurred in connection with any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal or administrative or investigative, to which he or she was, is, or is threatened to be made a party by reason of being or having been such a director or officer, to the full extent allowable under Delaware law.

     Lanier has adopted a policy that directors retire from the board of directors effective at the end of the month in which they reach age seventy-two. In addition, a director is expected to automatically tender his or her resignation in the event of retirement or other significant change in status from the positions held at the time of election to the board of directors, although the board of directors may opt to have such director continue to serve on the board of directors.

EXECUTIVE OFFICERS

     Listed below is certain information concerning individuals who are expected to serve as executive officers of Lanier following the Distribution. These individuals are currently responsible for the management of Lanier's business as conducted in its capacity as a subsidiary of Harris.


                                                                       POSITION WITH LANIER AND PRINCIPAL
            NAME              AGE         CURRENT POSITION        BUSINESS AFFILIATIONS DURING PAST FIVE YEARS
            ----              ---         ----------------        --------------------------------------------
Wesley E. Cantrell..........  64    Chairman of the Board and     Chief Executive Officer since March, 1987.
                                    Chief Executive Officer       President, Lanier Business Products, 1977 to
                                                                  1987. Executive Vice President and National
                                                                  Sales Manager, 1972 to 1977. Vice President,
                                                                  1966 to 1972. Employed by Lanier since 1955.
                                                                  Member of the board of directors of Ann
                                                                  Taylor Stores Corp., Environmental Design
                                                                  International Ltd. and Impact Ministries, a
                                                                  not-for-profit organization, and member of
                                                                  the advisory board of First Union National
                                                                  Bank of Atlanta.
C. Lance Herrin.............  57    President and Chief           Chief Operating Officer since July, 1998.
                                    Operating Officer             Executive Vice President and General
                                                                  Manager -- U.S. Operations, 1993 to 1998.
                                                                  Executive Vice President and General
                                                                  Manager -- Imaging Systems Division, 1987 to
                                                                  1993. Executive Vice President, Lanier
                                                                  Business Products, 1982 to 1987. Senior Vice
                                                                  President, 1981 to 1982. Vice President,
                                                                  1977 to 1981. Employed by Lanier since 1967.
James A. MacLennan..........  40    Executive Vice President,     Executive Vice President and Chief Financial
                                    Chief Financial Officer       Officer since November, 1998. Vice
                                                                  President, Finance, 1997 to 1998. Vice
                                                                  President Accounting, Noble Drilling Corp.,
                                                                  1995 to 1997. Director-Risk/Audit, Noble
                                                                  Drilling Corp., 1993 to 1995. Financial
                                                                  Reporting Manager, Esso Australia, Ltd.,
                                                                  1990 to 1993. Affiliate Advisor, Exxon Co.,
                                                                  Intl., 1987 to 1990. Financial Analyst, Esso
                                                                  UK, 1985 to 1987.
David J. Marini.............  45    Executive Vice President and  General Manager, Worldwide Field Operations,
                                    General Manager, Worldwide    since July, 1998. Executive Vice President
                                    Field Operations              since 1991. Vice President, Scientific
                                                                  Calculations Division of Harris Corporation,
                                                                  1983 to 1991.
Paul M. Anderson............  50    Vice President-Worldwide      Vice President, Worldwide Marketing since
                                    Marketing                     July, 1998. Vice President since 1989.
                                                                  Employed by Lanier since 1972.

                                                                       POSITION WITH LANIER AND PRINCIPAL
            NAME              AGE         CURRENT POSITION        BUSINESS AFFILIATIONS DURING PAST FIVE YEARS
            ----              ---         ----------------        --------------------------------------------
Vera M. Arthur..............  43    Vice President-Human          Vice President, Human Resources since April,
                                    Resources                     1999. Vice President, Marketing, 1993 to
                                                                  1999. Various management positions, 1986 to
                                                                  1993. International Marketing Services
                                                                  Manager, Sangamo Weston, 1984 to 1986.
                                                                  Export Operations Manager, Lanier Business
                                                                  Products, 1979 to 1984.
Brian R. Bergin.............  52    Vice President-Worldwide      Vice President, Worldwide Sourcing and
                                    Sourcing and Development      Development since November, 1998. Vice
                                                                  President since 1992. Employed by Lanier
                                                                  since 1976.
J. Michael Kelly............  52    Vice President, General       Corporate Secretary since January, 1999,
                                    Counsel and Secretary         Vice President since 1989. General Counsel
                                                                  since 1987. Counsel, Harris Corporation,
                                                                  1980 to 1987.
Timothy A. Vellek...........  43    Vice President-Worldwide      Vice President, Worldwide Service since
                                    Service                       August, 1998. Vice President since 1991.
                                                                  Employed by Lanier since 1978.

     There is no family relationship between any of Lanier's executive officers or directors and there are no arrangements or understandings between any of Lanier's executive officers or directors and any other person pursuant to which any of them was elected an officer or director, other than arrangements or understandings with directors or officers of Lanier acting solely in their capacities as such. Generally, following the Distribution, Lanier's executive officers will be elected annually and will serve at the pleasure of Lanier's board of directors.

     Lanier has established suggested stock ownership guidelines for its Chairman and Chief Executive Officer, President and Chief Operating Officer and certain vice presidents. Target ownership levels are based on the officer's base salary (three times base salary for the Chairman and Chief Executive Officer, two and one half times base salary for the President and Chief Operating Officer, two times base salary for executive vice presidents and up to one times base salary for certain vice presidents). Attainment of the target levels may be spread over a five year period and the suggested ownership level is 25% of target after two years and an additional 25% each year thereafter. All shares owned (or beneficially owned) by the officer will be counted towards the target, including, for example, shares owned for the officer's account under a qualified retirement plan.

HISTORICAL COMPENSATION OF LANIER EXECUTIVE OFFICERS


     The following table sets forth certain information with respect to the annual and long-term compensation for services to Lanier for Lanier's chief executive officer and the other four most highly compensated executives of Lanier. During the fiscal years ended July 2, 1999, July 3, 1998 and June 27, 1997, the individuals were compensated in accordance with Harris' plans and policies. All references in the following tables to stock and stock options relate to awards of stock and stock options granted by Harris. Harris has not granted stock appreciation rights. Such amounts do not reflect the compensation such persons will receive following the Distribution. All share data have been adjusted to reflect a two-for-one stock split effected by Harris in September 1997. Harris options held by Lanier employees will be replaced by Lanier Options. The option price and number of shares subject to each Lanier Option will be adjusted so that the aggregate difference between the market price and the option price will be equal for the Harris Options and the Lanier Options. The number of Lanier Shares subject to each Lanier Option will be determined by multiplying the number of shares subject to each Harris Option by the Lanier Option Adjustment Ratio, and the option price of each Lanier Option will be determined by dividing the price of each Harris option by the Lanier Option Adjustment Ratio.

                           SUMMARY COMPENSATION TABLE


                                                                                     LONG-TERM
                                                                                   COMPENSATION
                                                                             -------------------------
                                                                               AWARDS        PAYOUT
                                                                             ----------   ------------
                                             ANNUAL COMPENSATION             UNDERLYING
                                    --------------------------------------    OPTIONS/        LTIP          ALL OTHER
   NAME AND PRINCIPAL      FISCAL                           OTHER ANNUAL        SARS      PAYOUT(3)(4)   COMPENSATION(5)
        POSITION            YEAR    SALARY($)   BONUS($)   COMPENSATION(1)      (#)           ($)              ($)
   ------------------      ------   ---------   --------   ---------------   ----------   ------------   ---------------
Wesley E. Cantrell.......   1999     337,886         (2)       24,000          25,000             --          27,879
  Chairman and              1998     312,115    352,501        26,400          25,986        407,100          26,386
  Chief Executive Officer   1997     300,000    403,100        15,200          25,988        302,500          25,411
C. Lance Herrin..........   1999     228,077         (2)        9,600          10,000             --          20,412
  President and Chief       1998     218,077    255,585        10,560           8,000        159,300          20,046
  Operating Officer         1997     206,154    292,320         6,080           8,000        176,000           7,677
James A. MacLennan(6)....   1999     165,385         (2)            0           1,800             --           8,281
  Executive Vice
    President               1998     152,462     48,921             0               0              0           1,968
  Chief Financial Officer   1997      43,269     12,499             0               0              0             132
David J. Marini..........   1999     182,115         (2)        7,200           8,000             --          11,793
  Executive Vice
    President               1998     169,038    181,070         7,920          13,658        119,475          11,538
  and General Manager,      1997     161,539    174,825         4,560          11,040        137,500           3,451
  Worldwide Field
    Operations
Paul M. Anderson.........   1999     124,615         (2)        1,920           3,300             --          10,382
  Vice President --         1998      88,654    122,283         2,640           2,000         39,825           7,443
  Worldwide Marketing       1997      81,200    123,468         1,520           2,000         63,800           4,141


---------------


(1) None of the executive officers named in the Summary Compensation Table received personal benefits in excess of the lesser of $50,000 or 10% of annual salary and bonus for fiscal 1999, 1998, or 1997; the amounts reported represent dividend equivalent payments on outstanding performance shares granted under the Harris Stock Incentive Plan for which the performance period had not expired.



(2) Bonuses for the fiscal year ended July 2, 1999 have not yet been determined by Lanier.



(3) The value of the performance shares earned for the three year performance period ended July 3, 1998 (Mr. Cantrell -- 9,200 shares; Mr. Herrin -- 3,600 shares; Mr. Marini -- 2,700 shares; and Mr. Anderson -- 900 shares) is based upon the closing price of Harris common stock on July 2, 1998 (the last trading day of fiscal year 1998). LTIP payouts have not yet been determined for the fiscal year ended July 2, 1999.



(4) Payouts for fiscal 1997 were made pursuant to grants under the Lanier Long Term Incentive Plan for key employees. The payments reflected in the table for fiscal year 1997 are for performance during the three-year performance period ended June 27, 1997.



(5) Amounts reported include:



          (i) Contributions to the Lanier Savings Incentive Plan for fiscal year 1999: Mr. Cantrell -- $5,209; Mr. Herrin -- $5,258, Mr.
     MacLennan -- $3,863, Mr. Marini -- $4,931 and Mr. Anderson -- $5,194; for fiscal year 1998: Mr. Cantrell -- $5,935, Mr. Herrin -- $7,415, Mr. MacLennan -- $847, Mr. Marini -- $6,403 and Mr. Anderson -- $6,034; for fiscal year 1997; Mr. Cantrell -- $4,500, Mr. Herrin -- $4,500, Mr. MacLennan -- $132, Mr. Marini -- $2,729 and Mr. Anderson -- $3,247.



          (ii) Contributions to the Lanier Supplemental Executive Retirement Savings Plan for fiscal year 1999: Mr. Cantrell -- $17,686, Mr.
     Herrin -- $11,509, Mr. MacLennan -- $3,939, Mr. Marini -- $5,737 and Mr. Anderson -- $3,529; for fiscal year 1998: Mr. Cantrell -- $15,537, Mr. Herrin -- $7,681, Mr. MacLennan -- $920, Mr. Marini -- $4,398, and Mr. Anderson -- $363.



          (iii) The taxable portion of premiums on life insurance provided for fiscal year 1999: Mr. Cantrell -- $4,984, Mr. Herrin -- $3,645, Mr. MacLennan -- $479, Mr. Marini -- $1,125 and Mr. Anderson -- $1,659; for fiscal year 1998: Mr. Cantrell -- $4,914, Mr. Herrin -- $4,950, Mr. MacLennan -- $201,

     Mr. Marini -- $737, and Mr. Anderson -- $1,046; for fiscal year 1997: Mr. Cantrell -- $4,914, Mr. Herrin -- $3,177, and Mr. Anderson -- $894.



(6) Mr. MacLennan commenced employment with Lanier in March 1997; the amounts reported for fiscal year 1997 reflect less than a full year of employment.


OPTION/SAR GRANTS IN LAST FISCAL YEAR


     Shown below is additional information on grants of stock options made under the Harris Stock Incentive Plan during Harris' fiscal year 1999. The amounts shown for potential realizable values are based upon assumed annualized rates of Harris stock price appreciation of five percent and ten percent over the full ten year term (or shorter term) of the options, as required by the Commission, and are not intended to represent or forecast possible future appreciation, if any, of the price of Harris common stock.



                                           INDIVIDUAL GRANTS                        POTENTIAL REALIZABLE VALUE
                       ---------------------------------------------------------        AT ASSUMED ANNUAL
                        NUMBER OF       % OF TOTAL                                        RATES OF STOCK
                        SECURITIES     OPTIONS/SARS                                   PRICE APPRECIATION FOR
                        UNDERLYING      GRANTED TO     EXERCISE OR                         OPTION TERM
                       OPTIONS/SARS    EMPLOYEES IN    BASE PRICE     EXPIRATION    --------------------------
        NAME            GRANTED(1)     FISCAL YEAR      ($/SHARE)        DATE         5%($)          10%($)
        ----           ------------    ------------    -----------    ----------    ----------    ------------
Wesley E. Cantrell...     25,000           3.23           34.06        8/28/08       535,543       1,357,171
C. Lance Herrin......     10,000           1.29           34.06        8/28/08       214,217         542,869
James A. MacLennan...      1,800           0.23           38.56       11/24/08        43,653         110,626
David J. Marini......      8,000           1.03           34.06        8/28/08       171,374         434,295
Paul M. Anderson.....      3,300           0.43           34.06        8/28/08        70,692         179,147


---------------


(1) All stock option grants were made under the Harris Stock Incentive Plan. The term of each stock option is generally ten years and is exercisable in installments of 50% after one year, 75% after two years, and 100% after three years. The exercise price is the closing price of a share of Harris common stock on the date of the grant. The exercise price may be paid in cash and/or shares of Harris common stock, or "cashless exercise" procedures may be used. If shares of Harris common stock are delivered in payment of the exercise price, a Restoration Stock Option ("RSO") is granted equal to the number of shares used to exercise the stock option. The expiration date of these options is the same as the expiration date of the underlying options. RSO grants are non-qualified, and are exercisable commencing six months after the date of grant at the market value on the grant date. In the event of a change of control, outstanding options become immediately exercisable.


AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION/SAR VALUES


     Shown below is information with respect to the number of Harris shares acquired upon exercise of stock options and the aggregate gains realized on exercises during fiscal year 1999 for those executive officers of Lanier named in the Summary Compensation Table. The table also sets forth the number of shares covered by exercisable and unexercisable options held by such executives on July 2, 1999 and the aggregate gains that would have been realized had these options been exercised on July 2, 1999, even though these options were not exercised, and the unexercisable options could not have been exercised on July 2, 1999. These options were granted under the Harris Stock Incentive Plan.



                                                         NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                                                        UNDERLYING UNEXERCISED             IN-THE-MONEY
                                                            OPTIONS/SARS AT               OPTIONS/SARS AT
                        HARRIS SHARES      VALUE          FISCAL YEAR-END (#)          FISCAL YEAR-END(2)($)
                         ACQUIRED ON    REALIZED(1)   ---------------------------   ---------------------------
         NAME            EXERCISE(#)        ($)       EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
         ----           -------------   -----------   -----------   -------------   -----------   -------------
Wesley E. Cantrell....          0               0       107,070        40,000        1,210,345       176,250
C. Lance Herrin.......          0               0        30,000        16,000          403,810        70,500
James A. MacLennan....          0               0             0         1,800                0         1,463
David J. Marini.......          0               0        16,170        12,500           28,125        55,531
Paul M. Anderson......          0               0         4,500         4,800           33,156        21,875


---------------

(1) Market value on the date of exercise of Harris shares covered by exercised options, less option exercise price.


(2) Market value of Harris shares underlying in-the-money options on July 2, 1999, less option exercise price. The market value is based on the July 2, 1999 closing price of $39.38 per share of the Harris common stock reported as New York Exchange Composite Transactions.


LONG-TERM INCENTIVE PLANS -- AWARDS IN LAST FISCAL YEAR


     Shown below is information with respect to awards of performance shares granted under the Harris Stock Incentive Plan during Harris fiscal year 1999 to those Lanier executive officers named in the Summary Compensation Table.



                                                                      ESTIMATED FUTURE PAYOUT UNDER
                                              PERFORMANCE OR           NON-STOCK PRICE-BASED PLANS
                                               OTHER PERIOD     ------------------------------------------
                                                  UNTIL         THRESHOLD                         MAXIMUM
                               NUMBER OF        MATURATION       HARRIS           TARGET          HARRIS
           NAME              HARRIS SHARES      OR PAYOUT       SHARES(#)    HARRIS SHARES(#)    SHARES(#)
           ----              -------------    --------------    ---------    ----------------    ---------
Wesley E. Cantrell.........      5,000           6/30/01            0              5,000           10,000
C. Lance Herrin............      2,000           6/30/01            0              2,000            4,000
James A. MacLennan.........          0                --            0                  0                0
David J. Marini............      1,500           6/30/01            0              1,500            3,000
Paul M. Anderson...........          0                --            0                  0                0


     Awards of performance shares under the Harris Stock Incentive Plan to participants are made at the beginning of each performance period and are earned based on the performance of Lanier, Harris or some combination thereof. The Harris Stock Incentive Plan is designed to motivate key employees to maximize stockholder value by aligning their interests with stockholder interests. For Lanier executives the payout is determined by the Management Development and Compensation Committee of Harris' board of directors based upon financial performance compared with strategic plan objectives. Performance criteria include Lanier's net income and return on capital during the three-year strategic plan cycle. Share payouts are made following the determination of the committee and range from zero to a maximum of 200% of the original shares awarded. Participants receive quarterly cash payments on the performance share awards in an amount equal to dividends paid to stockholders on the Harris shares.

LANIER DEFINED BENEFIT RETIREMENT PLANS

     Lanier's domestic defined benefit retirement program consists of (i) a tax-qualified, funded pension plan, the Lanier Pension Equity Plan (the "PEP"), which is available to substantially all of the United States employees of Lanier and its participating subsidiaries and affiliated companies, and (ii) for executive officers and other key employees, one non-qualified, unfunded Lanier Supplemental Executive Retirement Plan (the "SERP") that provides benefits which, but for certain limits imposed by the Internal Revenue Code on tax-qualified plans, would be provided under the PEP. The PEP is a defined benefit plan. The PEP and the SERP are fully paid by Lanier, and employees become vested upon the completion of five years of service.

     In July 1997, the PEP was amended to provide for a lump-sum retirement benefit calculated by reference to a formula based upon final average pay, age and years of service. However, if the determination of benefits payable to individuals currently eligible for retirement or nearing retirement under the revised PEP, including Mr. Cantrell and Mr. Herrin, would result in a reduction of future benefit accruals under the PEP as in effect prior to the July 1997 amendment, the benefits payable to such a person would be as calculated under the PEP without giving effect to the July 1997 amendment. Such employees will receive annual pension benefits determined by adding (a) 1.22% of the average of the employee's five highest consecutive years' compensation in the last ten calendar years before retirement ("five-year average compensation") multiplied by the lesser of the employee's years of service or 30 and (b) 0.33% of that part of the employee's five-year average compensation in excess of a certain amount, multiplied by the lesser of the employee's years of service or 30 (the "Pre-July 1997 Formula"). Benefits are computed as a straight life annuity, but may be converted to a lump sum or other form.

     The pension benefits for Mr. MacLennan, Mr. Marini and Mr. Anderson under the PEP is based on the July 1997 amendment and is stated as a lump sum benefit. The formula for the lump sum benefit is the product of the employee's PEP credits times the employee's five-year average compensation plus 50% of the five-year average compensation in excess of a certain amount. PEP credits are awarded for age and service performed on or after July 1, 1997 and for the frozen accrued benefit calculated under Pre-July 1997 Formula described above determined as of June 30, 1997. Benefits are computed as a lump sum but may be converted to a straight life annuity or other form.

     The following table sets forth the estimated annual benefits under the PEP and the SERP for Mr. Cantrell and Mr. Herrin calculating annual benefits under the terms of the PEP (as in effect prior to the July 1997 amendment) and the SERP payable at age 65 or older.

                                                      ESTIMATED ANNUAL RETIREMENT BENEFITS
              HIGHEST CONSECUTIVE                        FOR CREDITED YEARS OF SERVICE
                 5-YEAR AVERAGE                   --------------------------------------------
                  COMPENSATION                       15          20          25          30
              -------------------                 --------    --------    --------    --------
$ 250,000.......................................  $ 56,600    $ 75,400    $ 94,300    $113,200
   500,000......................................   114,700     152,900     191,200     229,400
   750,000......................................   172,800     230,400     288,100     345,700
 1,000,000......................................   231,000     307,900     384,900     461,900
 1,250,000......................................   289,100     385,400     481,800     578,200

     The following table sets forth the estimated annual benefits under the PEP and the SERP for Mr. MacLennan, Mr. Marini and Mr. Anderson, calculating benefits under the terms of the PEP (as in effect after the July 1997 amendment) and the SERP payable at age 65 or older:

                                                    ESTIMATED ANNUAL RETIREMENT BENEFITS FOR
              HIGHEST CONSECUTIVE                          CREDITED YEARS OF SERVICE
                 5-YEAR AVERAGE                   --------------------------------------------
                  COMPENSATION                       15          20          25          30
              -------------------                 --------    --------    --------    --------
$ 250,000.......................................  $ 51,260    $ 60,580    $ 69,900    $ 76,114
   500,000......................................   104,884     123,954     143,024     155,737
   750,000......................................   158,508     187,328     216,148     235,361
 1,000,000......................................   212,132     250,702     289,271     314,984
 1,250,000......................................   265,756     314,075     362,395     394,608

     Executives have estimated credited years of service under the PEP and the SERP as follows:

              Wesley E. Cantrell -- 30 years
              C. Lance Herrin -- 28 years
              James A. MacLennan -- 2 years

              David J. Marini -- 7 years
              Paul M. Anderson -- 29 years

     Executives have estimated five-year average compensation under the PEP and the SERP as follows:

Wesley E. Cantrell..........................................    $880,962
C. Lance Herrin.............................................    $509,811
James A. MacLennan..........................................    $207,817
David J. Marini.............................................    $391,592
Paul M. Anderson............................................    $208,048

     Compensation as in effect prior to the July 1997 amendment consists of base salary, bonuses and sales commissions and, for periods prior to 1998, income recognized upon the exercise of Harris stock options. Compensation as in effect after the July 1997 amendment consists of gross income, including salary, bonuses, sales commissions, vacation pay, compensation received while on an authorized leave of absence, and short-term disability payments, but excluding severance pay, payments made in consideration of a release of employment with Lanier, payments attributable to domestic or foreign assignment differential, any contest payments, any expense-related reimbursement, and payments made under any long-term incentive plan, including income for the exercise of stock options or the value of life insurance includible in the participant's gross income. For periods prior to 1998, income recognized upon the exercise of Harris stock options is included. Base salary includes certain deferred amounts.

     Benefits under the PEP and the SERP are not subject to any deduction for Social Security or other offset amounts.

LONG-TERM COMPENSATION

     Equity-based incentive compensation for Lanier executives will be provided under the Lanier Stock Plan, which will be adopted by Harris as the sole stockholder of Lanier prior to the Distribution. The Lanier Stock Plan will permit the granting of (1) stock based on performance criteria, (2) restricted stock, (3) stock options, including incentive stock options, (4) stock appreciation rights (freestanding or in tandem with stock options) and (5) other awards valued by reference to, or otherwise based on, Lanier Share Awards granted pursuant to the Lanier Stock Plan, as determined and approved by a committee comprising of at least two non-employee directors (the "Committee").

     Incentives will be awarded in the form of stock options, which provide value to the executives only when the price of Lanier Shares increases above the option grant price. Options may vest based on established performance criteria.

     In connection with the Distribution, stock options granted to Lanier employees under the Harris Stock Incentive Plan will be replaced by Lanier Options. The option price and number of shares subject to each Lanier Option will be adjusted so that the aggregate difference between the market price and the option price will be equal for the Harris Options and the Lanier Options. The number of Lanier Shares subject to each Lanier Option will be determined by multiplying the number of shares subject to each Harris Option by the Lanier Option Adjustment Ratio and the option price of each Lanier Option will be determined by dividing the price of each Harris Option by the Lanier Option Adjustment Ratio.

     Incentives may also be awarded in the form of performance share awards. The Lanier Stock Plan will provide for the Committee to determine the applicable performance goals utilizing one or more of the performance criteria set forth in the Lanier Stock Plan, Lanier's strategic planning process and a period of time (generally, three fiscal years) during which Lanier's performance is to be measured. The Committee then will assign to each participant a number of performance shares and establish a mechanism for computing the number of performance shares that can be earned during the period based on Lanier's performance. If the performance goals are satisfied the participant will receive a number of Lanier Shares equal to the number of performance shares.

     In connection with the Distribution, performance share awards granted to Lanier employees under the Harris Stock Incentive Plan will be canceled and replacement performance shares will be awarded under the Lanier Stock Plan by multiplying the number of performance shares by the Lanier Option Adjustment Ratio.

     Cash-based long-term incentive compensation for Lanier executives will be provided under the Lanier Long-Term Incentive Plan (the "LTIP") which is currently in effect. The LTIP will permit the granting of cash awards based on performance criteria. Awards granted pursuant to the LTIP will be determined and approved by the Committee.

     The LTIP will provide for the Committee to determine the applicable performance criteria utilizing Lanier's strategic planning process and a period of time (generally, three fiscal years) during which Lanier's performance is to be measured. The Committee then will assign to each participant a cash award target and establish a mechanism for computing the amount of the cash award that can be earned during the period based on Lanier's performance.

     The maximum amount that may be awarded to a participant each year is 200% of such target award based on the degree of achievement of the performance goals. The maximum incentive award payable to any executive officer in any year will be $2,000,000. Upon the occurrence of a Change in Control (as defined in the LTIP), Lanier will pay an amount equal to the target award for the performance period. An employee may elect to defer all or a portion of any award until normal retirement age. Interest will be paid on the amount deferred based on the average long-term treasury bill rate. Deferred awards are payable in a lump sum or installments as elected by the employee. Stock options and performance share awards made under the Lanier Stock Plan or cash awards paid under the LTIP are intended to satisfy the exemption for performance-based compensation under Section 162(m) of the Internal Revenue Code.

LANIER DEFINED CONTRIBUTION RETIREMENT PLANS

     Lanier's defined contribution retirement program consists of (i) a tax-qualified funded defined contribution plan, the Lanier Savings Incentive Plan (the "SIP"), which is available to substantially all of the United States employees of Lanier and its participating subsidiaries and affiliated companies and (ii) for executive officers and other key employees the non-qualified unfunded Lanier Supplemental Executive Retirement Savings Plan (the "SIP SERP") that provides benefits, which, but for certain limits imposed by the Internal Revenue Code on tax-qualified plans, would be provided under the SIP. The SIP will be funded by employee contributions and matching contributions (with certain limitations) by Lanier, which may be made in cash or Lanier common stock. An employee's interest in Lanier's contributions will vest based on the employee's years of service and a five-year vesting schedule.

     Benefits payable to an employee upon retirement will be based on the contributions made by the employee, the contributions made by Lanier, if any, and the performance of the employee's chosen investments. Therefore, Lanier cannot estimate the annual benefits which will be payable to participate in the SIP and the SIP SERP upon retirement at normal retirement age.

KEY CONTRIBUTOR PLAN

     Lanier's Key Contributor Plan (the "Key Contributor Plan"), which is currently in effect, links a portion of total compensation for certain key employees to the attainment of corporate financial objectives as approved by the Committee. Under the Key Contributor Plan, a target annual incentive award is established for each participant with quarterly targets. The maximum incentive amount that may be awarded to a participant each year is 120% of such target award based on the degree of achievement of pre-established performance goals, which may include any combination of the following: Lanier's revenue, earnings per share of common stock, net income, return on equity, return on capital, return on assets or total shareholder return or cash flow. The maximum annual incentive award payable to any executive officer of Lanier is $2,000,000. The awards are paid quarterly dependent upon attainment of quarterly performance targets or the annual performance targets. Upon the occurrence of a Change in Control (as defined in the Key Contributor Plan), Lanier will pay any annual incentive awards to participants as soon as practicable in an amount not less than the target annual incentive award as approved for the fiscal year. It is intended that the incentive awards satisfy the exemption for performance-based compensation under Section 162(m) of the Internal Revenue Code.

SEVERANCE AND CHANGE IN CONTROL AGREEMENTS

     In connection with the Distribution, the executive officers of Lanier will enter into Executive Severance Agreements ("Severance Agreement") which will provide certain officers of Lanier with severance benefits in the event the officer's employment is terminated by Lanier without Cause or by the executive for Good Reason within two years following a Change in Control (all terms as defined in the Severance Agreement). Under the Severance Agreement, the executive agrees not to voluntarily terminate his or her employment with Lanier during the six-month period following a Change in Control. The lump sum severance benefit payable under the Severance Agreement equals the sum of (a) the executive's unpaid base salary through date of termination, a pro rata annual bonus (as determined under the Severance Agreement) and any compensation deferred by the executive other than under a tax-qualified plan; and (b) from one to three times the executive's highest annual rate of base salary during the 12-month period prior to the date of termination and from one to three times the greater of the executive's highest annual bonus in the last three years, the executive's target bonus for the year during which the Change in Control occurred, or the executive's target bonus for the year in which the executive's employment is terminated. In addition, the executive receives the same level of medical, dental, accident, disability, life insurance and any similar benefits (or the highest level of coverage provided to active executives, if more favorable) or the cash equivalent to the value of such benefits if the executive is prevented from participating in the plans for a period of two years following termination. The executive also receives reimbursement for any relocation expense related to pursuit of other business opportunities incurred within two years following the date of termination, for recruitment or placement services of up to $4,000 and for professional financial or tax planning services of up to $5,000. The Severance Agreement also provides for a tax gross-up payment to the executive in the event that payment of any severance benefits are subject to excise tax imposed under Section 4999 of the Internal Revenue Code. In addition, Lanier shall reimburse the executive for any legal fees and costs with respect to any dispute arising under the Severance Agreement.

                SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

     All of the outstanding Lanier Shares are, and prior to the Distribution will be, held beneficially and of record by Harris. After the Distribution, Harris will retain approximately 10% of the outstanding Lanier Shares. The following table sets forth each person or entity, other than Harris, that is expected to own beneficially more than 5% of the Lanier Shares outstanding immediately following the Distribution, based on the ownership of Harris common stock as known to Lanier.

                                                               AMOUNT AND
                    NAME AND ADDRESS                           NATURE OF            PERCENT
                  OF BENEFICIAL OWNER                     BENEFICIAL OWNERSHIP    OF CLASS(1)
                  -------------------                     --------------------    -----------
The Prudential Insurance Company of America.............       7,965,692(2)           9.0%
751 Broad Street
Newark, New Jersey 07102-3777
J.P. Morgan & Co. Incorporated..........................       4,971,371(3)           5.6%
60 Wall Street
New York, NY 10260

---------------

(1) Based on the number of Lanier Shares expected to be outstanding on the Distribution Date.


(2) The information is based on an Amended Schedule 13G with respect to Harris common stock filed by The Prudential Insurance Company of America ("Prudential") with the Commission on May 7, 1999 in which Prudential states that it has sole dispositive and voting power with respect to 1,095,000 of the Harris shares, shared dispositive power with respect to 6,867,693 of the Harris shares and shares voting power with respect to 6,843,035 of the Harris shares.

(3) The information is based on a Schedule 13G with respect to Harris common stock filed by J.P. Morgan & Co. Incorporated ("J.P. Morgan") with the Commission on February 22, 1999 in which J.P. Morgan states that it has sole dispositive power with respect to 4,717,071 of the Harris shares, sole voting power with respect to 3,509,011 of the Harris shares, shared dispositive power with respect to 209,700 of the Harris shares and shared voting power with respect to 99,300 of the Harris shares.

                       BENEFICIAL OWNERSHIP OF MANAGEMENT

     All of the outstanding Lanier Shares are, and prior to the Distribution will be, held beneficially and of record by Harris and no director or executive of Lanier owns any Lanier Shares. The following table sets forth information concerning the Lanier Shares that are projected to be beneficially owned after the Distribution by each of the directors and each of the executive officers named in the Summary Compensation Table and by all directors and executive officers as a group. The projections are based on the number of Harris shares held by such persons as of June 18, 1999 and reflect the Distribution Ratio of one Lanier Share for every share of common stock of Harris held on the Record Date.


                                           NUMBER OF                     OPTIONS
                                            SHARES        DEFERRED     EXERCISABLE
                                         BENEFICIALLY       STOCK        WITHIN         PERCENT
       NAME OF BENEFICIAL OWNER           OWNED(1)(2)     UNITS(3)     60 DAYS(4)     OF CLASS(5)
       ------------------------          -------------    ---------    -----------    -----------
Wesley E. Cantrell.....................      74,692          445         22,500            *
C. Lance Herrin........................      16,052          195          9,000            *
Sidney E. Harris.......................           0            0              0            *
David H. Hughes........................           0            0              0            *
Amos R. McMullian......................           0            0              0            *
Clarence B. Rogers, Jr.................           0            0              0            *
James A. MacLennan.....................         114           93              0            *
David J. Marini........................      20,185            0          7,000            *
Paul M. Anderson.......................       2,942           76          2,650            *
All executive officers and directors
  as a group (13 persons)..............     119,311          831         46,450            *


---------------

 * Less than 1%.

(1) Unless otherwise indicated, and subject to community property laws where applicable, Lanier believes that each of the persons named in the table has sole voting and investment power with respect to the Lanier Shares indicated as beneficially owned. The information is based on information supplied by the directors and executive officers.

(2) The Lanier Shares reported include performance shares expected to be awarded under Lanier's Stock Plan to be adopted in connection with the Distribution, as discussed above under "Long-Term Compensation," and assumes a Lanier Option Adjustment Ratio of 1:1. Under the Lanier's Stock Plan, the named individuals would have sole voting power but no investment power, as follows: Mr. Cantrell -- 25,000; Mr. Herrin -- 10,000; Mr. Marini -- 7,500; and Mr. Anderson -- 2,000.


(3) The Lanier Shares reported are amounts deferred in the form of stock equivalent units under the Lanier Supplemental Executive Retirement Savings Plan, as discussed above under "Lanier Defined Contribution Retirement Plans." The deferred stock equivalent units are settled in cash following, or under certain circumstances prior to, retirement, and may not be voted or transferred.


(4) The Lanier Shares reported relate to Lanier Options expected to be awarded under Lanier's Stock Plan, as discussed above under "Long-Term Compensation," and assumes a Lanier Option Adjustment Ratio of 1:1. The Lanier Shares reported can be acquired through exercise of such Lanier Options on or prior to September 1, 1999.

(5) Based on the number of Lanier Shares expected to be outstanding on the Distribution Date.

                     DESCRIPTION OF LANIER'S CAPITAL STOCK

AUTHORIZED CAPITAL STOCK

     Under Lanier's restated certificate of incorporation, the total number of shares of all classes of stock that Lanier has authority to issue is 525,000,000, of which 25,000,000 are shares of preferred stock, without par value, and 500,000,000 are shares of common stock, par value $0.01 per share. Based on the number of Harris shares outstanding at -, 1999, - Lanier Shares, constituting approximately 90% of the Lanier Shares outstanding as of the Distribution Date, will be issued to stockholders of Harris. Harris will retain
- Lanier Shares, or approximately 10% of the outstanding Lanier Shares. All of the Lanier Shares to be distributed to Harris stockholders in the Distribution will be fully paid and non-assessable. - Lanier Shares have been reserved for issuance under Lanier's Stock Plan. No shares of preferred stock have been issued, although shares of preferred stock have been reserved for issuance under the Rights Agreement (as defined below).

     The following summary of certain terms of Lanier's capital stock describes material provisions of, but does not purport to be complete and is subject to, and qualified in its entirety by, Lanier's restated certificate of incorporation and Lanier's bylaws, the forms of which are included as exhibits to the Registration Statement, and by applicable provisions of law.

COMMON STOCK

     The holders of the Lanier Shares will be entitled to one vote for each share on all matters voted on by stockholders, and the holders of such shares will possess all voting power, except as otherwise required by law or provided in any resolution adopted by Lanier's board of directors with respect to any series of preferred stock of Lanier. There are no cumulative voting rights. Accordingly, the holders of a majority of the Lanier Shares voting for the election of directors can elect all of the directors, if they choose to do so, subject to any rights of the holders of preferred stock to elect directors. Subject to any preferential or other rights of any outstanding series of preferred stock of Lanier that may be designated by Lanier's board of directors, the holders of the Lanier Shares will be entitled to such dividends as may be declared from time to time by Lanier's board of directors from funds available therefor, and upon liquidation will be entitled to receive pro rata all assets of Lanier available for distribution to such holders. See "Risk
Factors -- Uncertainty of Dividends" on page 11 and "Dividend Policies" on page 23.

PREFERRED STOCK


     Lanier's board of directors is authorized without further stockholder approval (except as may be required by applicable law or New York Stock Exchange regulations) to provide for the issuance of shares of preferred stock, in one or more series, and to fix for each such series such voting powers, designations, preferences and relative, participating, optional and other special rights, and such qualifications, limitations or restrictions, as are stated in the resolution adopted by Lanier's board of directors providing for the issuance of such series and as are permitted by the Delaware General Corporation Law. See "Certain Anti-Takeover Provisions of Lanier's Certificate of Incorporation, Bylaws and Rights Agreement and Delaware Law -- Preferred Stock" beginning on page 60. Should Lanier's board of directors elect to exercise this authority, the rights and privileges of holders of the Lanier Shares could be made subject to the rights and privileges of any such series of preferred stock. Presently, Lanier has no plans to issue any preferred stock, except that Lanier's Stockholder Protection Rights Agreement (the "Rights Agreement") provides for the issuance of shares of participating preferred stock under the circumstances specified in the Rights Agreement, upon exercise or exchange of rights (the "Rights") issued thereunder. See "Certain Anti-Takeover Provisions of Lanier's Certificate of Incorporation, Bylaws and Rights Agreement and Delaware
Law -- Stockholder Protection Rights Agreement" beginning on page 60.


NO PREEMPTIVE RIGHTS

     No holder of any stock of Lanier of any class authorized at the Distribution Date will have any preemptive right to subscribe to any securities of Lanier of any kind or class.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for Lanier immediately following the Distribution will be ChaseMellon Shareholder Services, L.L.C.

                        CERTAIN ANTI-TAKEOVER PROVISIONS
              OF LANIER'S CERTIFICATE OF INCORPORATION, BYLAWS AND
                       RIGHTS AGREEMENT AND DELAWARE LAW

GENERAL


     Lanier's restated certificate of incorporation, Lanier's bylaws, the Rights Agreement and the Delaware General Corporation Law contain certain provisions that could delay or make more difficult an acquisition of control of Lanier not approved by Lanier's board of directors, whether by means of a tender offer, open market purchases, a proxy contest or otherwise. These provisions have been implemented to enable Lanier, particularly (but not exclusively) in the initial years of its existence as an independent, publicly owned company, to develop its business in a manner which will foster its long-term growth without disruption caused by the threat of a takeover not deemed by Lanier's board of directors to be in the best interests of Lanier and its stockholders. See also
"-- Stockholder Protection Rights Agreement" beginning on page 60. These provisions could have the effect of discouraging third parties from making proposals involving an acquisition or change of control of Lanier, although such a proposal, if made, might be considered desirable by a majority of Lanier's stockholders. These provisions may also have the effect of making it more difficult for third parties to cause the replacement of the current management of Lanier without the concurrence of Lanier's board of directors. In addition, certain provisions of the Tax Disaffiliation Agreement to be entered into by Harris and Lanier may also have the effect of discouraging third parties from making proposals involving an acquisition or change of control of Lanier prior to the second anniversary of the Distribution Date. See "Relationship Between Harris and Lanier Following the Distribution -- Tax Disaffiliation Agreement" beginning on page 20. Set forth below is a description of the provisions contained in Lanier's restated certificate of incorporation and bylaws, the Rights Agreement and the Delaware General Corporation law that could impede or delay an acquisition of control of Lanier that Lanier's board of directors has not approved. This description is intended as a summary only and is qualified in its entirety by reference to Lanier's restated certificate of incorporation, Lanier's bylaws and the Rights Agreement, the forms of which are included as exhibits to the Registration Statement, as well as the Delaware General Corporation law.


CLASSIFIED BOARD OF DIRECTORS


     Lanier's restated certificate of incorporation provides for Lanier's board of directors to be divided into three classes of directors serving staggered three-year terms. As a result, approximately one-third of Lanier's board of directors will be elected each year. The first class of directors will initially serve a one-year term, and the second class of directors will initially serve a two-year term. Thereafter, each class of directors will be elected for a three-year term. See "Lanier's Management -- Board of Directors" beginning on page 43.


     This provision could prevent a party who acquires control of a majority of the outstanding voting stock from obtaining control of Lanier's board of directors until the second annual stockholders meeting following the date on which the acquiror obtains the controlling stock interest and could have the effect of discouraging a potential acquiror from making a tender offer or otherwise attempting to obtain control of Lanier and could thus increase the likelihood that incumbent directors will retain their positions.

NUMBER OF DIRECTORS; REMOVAL; FILLING VACANCIES

     Lanier's restated certificate of incorporation and bylaws provide that the number of directors shall be fixed only by resolution at Lanier's board of directors from time to time. Lanier's restated certificate of incorporation provides that the directors may be removed by stockholders only both for cause and by the affirmative vote of at least 80% of the shares entitled to vote.

     Lanier's restated certificate of incorporation and bylaws provide that vacancies on the board of directors may be filled only by a majority vote of the remaining directors or by the sole remaining director.

STOCKHOLDER ACTION

     Lanier's restated certificate of incorporation provides that stockholder action may be taken only at an annual or special meeting of stockholders and that stockholders may not act by written consent. Lanier's restated certificate of incorporation and bylaws provide that special meetings of stockholders may be called only by Lanier's board of directors. Stockholders are not permitted to call a special meeting or to require Lanier's board of directors to call a special meeting of stockholders.

ADVANCE NOTICE FOR STOCKHOLDER PROPOSALS OR NOMINATIONS AT MEETINGS

     Lanier's bylaws establish an advance notice procedure for stockholder proposals to be brought before any annual or special meeting of stockholders and for nominations by stockholders of candidates for election as directors at an annual meeting or a special meeting at which directors are to be elected. Subject to any other applicable requirements, including, without limitation, Rule 14a-8 under the Exchange Act, only such business may be conducted at a meeting of stockholders as has been brought before the meeting by, or at the direction of, Lanier's board of directors, or by a stockholder who has given Lanier's Secretary timely written notice, in proper form, of the stockholder's intention to bring that business before the meeting. The presiding officer at such meeting has the authority to make such determinations. Only persons who are nominated by, or at the direction of, Lanier's board of directors, or who are nominated by a stockholder who has given timely written notice, in proper form, to Lanier's Secretary prior to a meeting at which directors are to be elected will be eligible for election as directors of Lanier.

     To be timely, notice of nominations or other business to be brought before any meeting must be delivered to Lanier's Secretary not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year; provided, however, that if the annual meeting is not scheduled to be held within a period that commences 30 days before and ends 30 days after such anniversary date, such advance notice shall be given by the later of (i) the close of business on the date 90 days prior to the date of the annual meeting or (ii) the close of business on the tenth day following the date that the meeting date is first publicly announced or disclosed.

     Any stockholder who gives notice of a proposal must provide the text of the proposal to be presented, a brief written statement of the reasons why he or she favors the proposal, the stockholder's name and address, the number and class of all shares of each class of Lanier stock owned, any material interest the stockholder may have in the proposal (other than as a Lanier stockholder) and, in the case of any person that holds Lanier stock through a nominee or "street name" holder of record of such stock, evidence establishing such person's indirect ownership of Lanier stock and entitlement to vote on the matter proposed at the annual meeting.

     The notice of any nomination for election as a director must set forth the name of the nominee, the number and class of all shares of each class of Lanier capital stock beneficially owned by the nominee, the information regarding the nominee required by paragraphs (a), (e) and (f) of Item 401 of Regulation S-K adopted by the Commission, the signed consent of each nominee to serve as a director if elected, the nominating stockholder's name and address, the number and class of shares of Lanier stock owned by such nominating stockholder and, in the case of any person that holds Lanier stock through a nominee or "street name" holder of record of such stock, evidence establishing such person's indirect ownership of Lanier stock and entitlement to vote on the matter proposed at the annual meeting.

AMENDMENTS TO BYLAWS

     Lanier's restated certificate of incorporation provides that only Lanier's board of directors or the holders of 80% of the shares of Lanier's capital stock entitled to vote at an annual or special meeting of stockholders have the power to amend or repeal Lanier's bylaws.

AMENDMENT OF THE CERTIFICATE OF INCORPORATION

     Any proposal to amend, alter, change or repeal any provision of Lanier's restated certificate of incorporation requires approval by the affirmative vote of a majority of the voting power of all of the shares of Lanier's capital stock entitled to vote on such matters, with the exception of certain provisions of Lanier's restated certificate of incorporation which require a vote of 80% or more of such voting power.

PREFERRED STOCK

     Lanier's restated certificate of incorporation authorizes Lanier's board of directors by resolution to issue one or more series of Preferred Stock and to determine, with respect to any series of preferred stock, the terms and rights of such series.

     Lanier believes that the availability of the preferred stock will provide Lanier with increased flexibility in structuring possible future financing and acquisitions and in meeting other corporate needs which might arise. Having such authorized shares available for issuance will allow Lanier to issue shares of preferred stock without the expense and delay of a special stockholders' meeting. The authorized shares of preferred stock, as well as Lanier Shares, will be available for issuance without further action by Lanier's stockholders, unless such action is required by applicable law or the rules of the New York Stock Exchange or any other stock exchange on which Lanier's securities may be listed. Although Lanier's board of directors has no intention at the present time of doing so, it would have the power (subject to applicable law) to issue a series of preferred stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt. For instance, subject to applicable law, such series of preferred stock might impede a business combination by including class voting rights which would enable the holder to block such a transaction. See "-- Stockholder Protection Rights Agreement" below.

STOCKHOLDER PROTECTION RIGHTS AGREEMENT

     Each share of Lanier Common Stock has attached to it one right (a "Right"). Each Right entitles its registered holder to purchase from Lanier, on or after the Separation Time (as hereinafter defined), one one-hundredth of a share of Participating Preferred Stock, no par value (the "Participating Preferred"), for $- (the "Exercise Price"), subject to adjustment. The Rights will not trade separately from the Lanier Common Stock until the Separation Time.

     The Rights will be evidenced by common stock certificates until the earlier of (either, the "Separation Time") (i) the close of business on the tenth business day (or such later date as Lanier's board of directors may from time to time fix by resolution adopted prior to the Separation Time that would otherwise have occurred) after the date on which any Person (as defined in the Rights Agreement) commences a tender or exchange offer which, if consummated, would result in such Person's becoming an Acquiring Person (as defined below) and (ii) the first date (the "Stock Acquisition Date") of public announcement by Lanier (by any means) that a Person has become an Acquiring Person; provided that if a tender or exchange offer referred to in clause (i) is canceled, terminated or otherwise withdrawn prior to the Separation Time without the purchase of any shares of stock pursuant thereto, such offer shall be deemed never to have been made. An Acquiring Person is any Person who is the Beneficial Owner (as defined in the Rights Agreement) of 15% or more of the outstanding Lanier Shares, excluding (i) Lanier, any majority-owned subsidiary of Lanier or any employee stock ownership or other employee benefit plan of Lanier or a subsidiary of Lanier (or any entity or trustee holding shares of Lanier common stock pursuant to the terms of any such plan or for the purpose of funding any such plan or funding other employee benefits for employees of Lanier or any subsidiary of Lanier), (ii) any Person who is the beneficial owner of 15% or more of the outstanding shares of Lanier Common Stock on the date of the Rights Agreement or any Person who became the Beneficial Owner of 15% or more of the outstanding Lanier Shares solely as a result of an acquisition of Lanier Shares by Lanier, until such time as such Person acquires additional Lanier Shares other than through a dividend or stock split, (iii) any Person who becomes an Acquiring Person without any plan or intent to seek or affect control of Lanier if such Person, upon notice by Lanier, promptly divests sufficient securities to reduce its Beneficial Ownership below 15% or (iv) any Person who Beneficially Owns Lanier Shares that were solely (A) acquired upon exercise of an option granted by Lanier in connection with an agreement to merge with, or acquire, Lanier entered into prior to a Stock Acquisition Date, (B) owned by such Person and its Affiliates and Associates (as defined in the Rights Agreement) at the time of such grant or (C) amounting to less than 1% of the outstanding Lanier Shares, acquired by Affiliates and Associates of such Person after the time of such grant.

     The Rights Agreement provides that, until the Separation Time, the Rights will be transferred with and only with the Lanier common stock. Lanier Share certificates issued after the Record Time but prior to the Separation Time shall evidence one Right for each share of Lanier common stock represented thereby and shall contain a legend incorporating by reference the terms of the Rights Agreement (as it may be amended from time to time). Promptly following the Separation Time, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of Lanier Shares at the Separation Time.

     The Rights will not be exercisable until the Separation Time. The Rights will expire on the earliest of (i) the Exchange Time (as defined below), (ii) the close of business on the tenth anniversary of the Record Time, unless extended by action of Lanier's board of directors, (iii) the date on which the Rights are redeemed as described below and (iv) immediately prior to the effective time of a consolidation, merger or share exchange of Lanier (A) into another corporation or (B) with another corporation where Lanier is the surviving corporation but Lanier Shares are converted into cash or securities of another corporation, in either case pursuant to an agreement that Lanier entered into prior to a Stock Acquisition Date (in any such case, the "Expiration Time").

     The Exercise Price and the number of Rights outstanding, or in certain circumstances the securities purchasable upon exercise of the Rights, may be adjusted from time to time to prevent dilution in the event of a common stock dividend on, or a subdivision or a combination into a smaller number of shares of, Lanier Common Stock, or the issuance or distribution of any securities or assets in respect of, in lieu of or in exchange for Lanier Common Stock.

     In the event that prior to the Expiration Time a Flip-in Date (as defined below) occurs, each Right (other than Rights Beneficially Owned by the Acquiring Person or any affiliate or associate thereof, which Rights shall become void) shall constitute the right to purchase from Lanier, upon the exercise thereof in accordance with the terms of the Rights Agreement, that number of shares of Lanier Common Stock having an aggregate market price (as defined in the Rights Agreement), on the Stock Acquisition Date equal to twice the Exercise Price for an amount in cash equal to the then current Exercise Price. In addition, Lanier's board of directors may, at its option, at any time after a Flip-in Date and prior to the time that an Acquiring Person becomes the Beneficial Owner of more than 50% of the outstanding shares of Lanier Common Stock, elect to exchange all (but not less than all) the then outstanding Rights (other than Rights Beneficially Owned by the Acquiring Person or its Affiliates or Associates, which Rights become void) for shares of Lanier Common Stock at an exchange ratio of one share of Lanier Common Stock per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date of the Separation Time (the "Exchange Ratio"). Immediately upon such action by Lanier's board of directors (the "Exchange Time"), the right to exercise the Rights will terminate and each Right will thereafter represent only the right to receive a number of shares of Lanier Common Stock equal to the Exchange Ratio. A "Flip-In Date" is defined in the Rights Agreement as any Stock Acquisition Date or such later date as Lanier's board of directors may from time to time fix by resolution adopted prior to the Flip-In Date that would otherwise have occurred.

     Whenever Lanier becomes obligated under the preceding paragraph to issue shares of Lanier Common Stock upon exercise of or in exchange for Rights, Lanier, at its option, may substitute shares of participating preferred stock for shares of Lanier Common Stock, at a ratio of one one-hundredth of a share of the Participating Preferred for each share of Lanier Common Stock.

     In the event that prior to the Expiration Time Lanier enters into, consummates or permits to occur a transaction or series of transactions after the time an Acquiring Person has become such in which, directly or indirectly,
(i) Lanier shall consolidate, merge or participate in a statutory share exchange with any other Person if, at the time of the consolidation, merger or statutory share exchange or at the time Lanier enters into any agreement with respect to a consolidation, merger or share exchange, the Acquiring Person is the Beneficial Owner of 90% or more of the outstanding shares of Lanier Common Stock or controls Lanier's board of directors and either (A) any term of or arrangement concerning the treatment of shares of Lanier Common Stock in such consolidation, merger or statutory share exchange relating to the Acquiring Person is not identical to the terms and arrangements relating to other holders of Lanier Common Stock or (B) the person with whom the transaction or transactions occur is the Acquiring Person or an affiliate or associate of the Acquiring Person or
(ii) Lanier or one or more of its subsidiaries sells or otherwise transfers assets (A) aggregating more than 50% of the assets

(measured by either book value or fair market value) or (B) generating more than 50% of the operating income or cash flow of Lanier and its subsidiaries taken as a whole to any other Person (other than Lanier or one or more of its wholly owned subsidiaries) or to two or more such Persons which are affiliated or otherwise acting in concert, if, at the time of such sale or transfer of assets or at the time Lanier (or any such subsidiary) enters into an agreement with respect to such sale or transfer, the Acquiring Person controls Lanier's board of directors (a "Flip-over Transaction or Event"), Lanier shall take such action as shall be necessary to ensure, and shall not enter into, consummate or permit to occur such Flip-over Transaction or Event until it shall have entered into a supplemental agreement with the Person engaging in such Flip-over Transaction or Event or the parent corporation thereof (the "Flip-over Entity"), for the benefit of the holders of the Rights, provided that upon consummation or occurrence of the Flip-over Transaction or Event (i) each Right shall thereafter constitute the right to purchase from the Flip-over Entity, upon exercise thereof in accordance with the terms of the Rights Agreement, that number of shares of common stock of the Flip-over Entity having an aggregate market price on the date of consummation or occurrence of such Flip-over Transaction or Event equal to twice the Exercise Price for an amount in cash equal to the then current Exercise Price and (ii) the Flip-over Entity shall thereafter be liable for, and shall assume, by virtue of such Flip-over Transaction or Event and such supplemental agreement, all the obligations and duties of Lanier pursuant to the Rights Agreement.

     Lanier's board of directors may, at its option, at any time prior to the Flip-in Date, redeem all (but not less than all) the then outstanding Rights at a redemption price of $.01 per Right. Immediately upon the action of Lanier's board of directors to redeem the Rights, without any further action and without any notice, the right to exercise the Rights will terminate and each Right will thereafter represent only the right to receive the redemption price in cash or securities of Lanier.

     The holders of Rights will, solely by reason of their ownership of Rights, have no rights as stockholders of Lanier, including the right to vote or to receive dividends.

     Lanier and the Rights Agent may from time to time supplement or amend the Rights Agreement without the approval of any holders of Rights (i) prior to the Flip-In Date, in any respect and (ii) on or after the Flip-In Date, to make any changes that Lanier may deem necessary or desirable and which shall not materially adversely affect the interests of the holders of Rights generally or in order to cure any ambiguity or correct or supplement any inconsistent or defective provision contained therein.

     The Rights will not prevent a takeover of Lanier. However, the Rights may cause substantial dilution to a person or group that acquires 15% or more of the Lanier Shares unless the Rights are first redeemed by Lanier's board of directors. Nevertheless, the rights should not interfere with a transaction that is in the best interests of Lanier and its stockholders because the Rights can be terminated on or prior to the Flip-in Date and before the transaction is consummated.

     As long as the rights are attached to Lanier Common Stock, Lanier will issue one Right with each new share of Lanier Common Stock so that all shares will have Rights attached. Lanier's board of directors has reserved - shares of participating preferred stock for issuance upon exercise of the Rights.

     The Rights Agreement (which includes as Exhibit A the forms of Rights Certificate and Election to Exercise and as Exhibit B the form of Certificate of Designation and Terms of the Participating Preferred Stock) is filed as an exhibit to the Registration Statement. The foregoing description of the Rights is qualified in its entirety by reference to the Rights Agreement and such exhibits.

DELAWARE LAW

     Under Section 203 of the Delaware General Corporation Law ("Section 203"), which will be applicable to Lanier after the Distribution, certain "business combinations" (defined generally to include mergers or consolidations between the Delaware corporation and an interested stockholder and transactions with an interested stockholder involving the assets or stock of the corporation or its majority-owned subsidiaries and transactions which increase the interested stockholder's percentage ownership of stock) between a publicly held Delaware corporation and an "interested stockholder" (defined generally as those stockholders who become beneficial owners of 15% or more of a Delaware corporation's voting stock or their affiliates) are prohibited for a three-year period following the date that such stockholder became an interested stockholder, unless (i) the corporation has elected in its certificate of incorporation not to be so governed, (ii) either the business combination or the proposed acquisition of stock resulting in the person becoming an interested stockholder was approved by the board of directors of the corporation before the other party to the business combination became an interested stockholder, (iii) upon consummation of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding voting stock owned by officers who are also directors or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan) or (iv) the business combination was approved by the board of directors of the corporation and also ratified by two-thirds of the voting stock which the interested stockholder did not own.

     Under certain circumstances, Section 203 makes it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period, although the stockholders may elect to exclude a corporation from the restrictions imposed thereunder. Lanier's restated certificate of incorporation does not exclude Lanier from restrictions imposed under Section 203. The provisions of Section 203 may encourage companies interested in acquiring Lanier to negotiate in advance with Lanier's board of directors, since the stockholder approval requirement would be avoided if a majority of the directors then in office approved either the business combination or the transaction which results in the stockholder becoming an interested stockholder. Such provisions also may have the effect of preventing changes in the management of Lanier. It is possible that such provisions could make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

            LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

LIMITATION ON LIABILITY OF DIRECTORS

     Pursuant to authority conferred by Section 102 of the Delaware General Corporation Law, Article Eleventh of Lanier's restated certificate of incorporation ("Article Eleventh") eliminates the personal liability of Lanier's directors to Lanier or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that such exemption from liability or limitation thereof is not permitted under the Delaware General Corporation Law as currently in effect or as it may hereafter be amended. Under the Delaware General Corporation Law as in effect on the date hereof, Lanier's directors remain liable for (i) any breach of the duty of loyalty to Lanier or its stockholders, (ii) any act or omission not in good faith or which involves intentional misconduct or a knowing violation of law, (iii) any violation of
Section 174 of the Delaware General Corporation Law, which proscribes the payment of dividends and stock purchases or redemptions under certain circumstances and (iv) any transaction from which directors derive an improper personal benefit.

     Article Eleventh provides that any future repeal or amendment of its terms (including any amendment or repeal of this Article Eleventh made by virtue of any change in the Delaware General Corporation Law) will not adversely affect any rights of directors existing thereunder with respect to acts or omissions occurring prior to such repeal or amendment.

INDEMNIFICATION

     Lanier's bylaws and Section 145 of the Delaware General Corporation Law, which allows, and in some cases requires, the indemnification of directors and officers under certain circumstances, grant Lanier's directors and officers a right to indemnification to the fullest extent permitted by law for all expenses relating to civil, criminal, administrative or investigative procedures to which they are a party (i) by reason of the fact that they are or were directors or officers of Lanier or (ii) by reason of the fact that, while they are or were directors or officers of Lanier, they are or were serving at the request of Lanier as a director, officer or employee of another enterprise. Lanier's bylaws further provide that an advancement for any such expenses shall only be made upon delivery to Lanier by the indemnitee of an undertaking to repay all amounts so advanced if it is ultimately determined that such indemnitee is not entitled to be indemnified by Lanier.

INDEMNIFICATION AGREEMENTS

     In connection with the Distribution, Lanier will enter into indemnification agreements with certain of its directors and officers. These agreements will require Lanier to indemnify these directors and officers with respect to their activities as directors or officers of Lanier or when serving at Lanier's request as a director, officer or trustee of another corporation, trust or other enterprise against expenses (including attorneys' fees, judgments, fines and amounts paid in settlement) actually and reasonably incurred by them in any threatened, pending or completed suit or proceeding to which they are, or are threatened to be made, parties as a result of their service to Lanier. Lanier will agree to indemnify each indemnitee for any one or a combination of the following, whichever is most advantageous to the indemnitee: (i) the benefits provided by Lanier's restated certificate of incorporation and bylaws in effect on the date of the indemnification agreement; (ii) the benefits provided by Lanier's restated certificate of incorporation and bylaws at the time expenses are incurred by the indemnitee; (iii) the benefits allowable under Delaware law in effect on the date of the indemnification agreement; (iv) the benefits allowable under the law of the jurisdiction under which Lanier exists at the time expenses are incurred by the indemnitee; (v) the benefits available under liability insurance obtained by Lanier; and (vi) such other benefits as may be otherwise available to indemnitee under Lanier's existing practices. Under the indemnification agreements, each indemnitee will continue to be indemnified even after ceasing to occupy a position as an officer, director, employee or agent of Lanier with respect to suits or proceedings arising out of acts or omissions during his or her service to Lanier.

     Each indemnitee will agree to notify Lanier promptly of any proceeding brought or threatened and not to make any admission or settlement without Lanier's consent, unless the indemnitee determines to undertake his or her own defense and waives the benefits of the indemnification agreement.

                    INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


     The consolidated financial statements of Lanier Worldwide, Inc. and its subsidiaries at July 2, 1999 and July 3, 1998, and for each of the three years in the period ended July 2, 1999, appearing in this Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report appearing thereon elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.


                             ADDITIONAL INFORMATION

     Lanier has filed with the Commission the Registration Statement under the Securities Exchange Act of 1934, as amended, with respect to the Lanier Common Stock and the preferred stock purchase rights associated with each share of Lanier Common Stock. This document does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, to which reference is hereby made. Statements made in this document as to the contents of any contract, agreement or other document referred to herein are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to such exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

     The Registration Statement and the exhibits thereto filed by Lanier with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the Regional Offices of the Securities and Exchange Commission at Seven World Trade Center, Thirteenth Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such information can be obtained by mail from the Public Reference Branch of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission maintains a website that contains reports, proxy and information statements and other information regarding statements regarding registrants that file electronically with the Commission. The address of the Commission's website is http://www.sec.gov. The address of Lanier's website is http://www.lanier.com.

     After the Distribution, Lanier will be required to comply with the reporting requirements of the Exchange Act and to file with the Commission reports, proxy statements and other information as required by the Exchange Act. Additionally, Lanier will be required to provide annual reports containing audited financial statements to its stockholders in connection with its annual meetings of stockholders. After the Distribution, these reports, proxy statements and other information will be available to be inspected and copied at the public reference facilities of the Commission or obtained by mail or over the Internet from the Commission, as described above. After the Distribution, the Lanier Shares will be listed on the New York Stock Exchange. When the Lanier Shares commence trading on the New York Stock Exchange, such reports, proxy statements and other information will be available for inspection at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


Board of Directors and Shareholder

Lanier Worldwide, Inc.


     We have audited the accompanying consolidated balance sheets of Lanier Worldwide, Inc. and subsidiaries as of July 2, 1999 and July 3, 1998, and the related consolidated statements of income, changes in shareholder equity and cash flows for each of the three fiscal years in the period ended July 2, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Lanier Worldwide, Inc. and subsidiaries as of July 2, 1999 and July 3, 1998, and the related consolidated statements of their operations and their cash flows for each of the three fiscal years in the period ended July 2, 1999, in conformity with generally accepted accounting principles.



                                          /s/ ERNST & YOUNG LLP


Orlando, Florida


July 27, 1999

                    LANIER WORLDWIDE, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET


                                                               JULY 2,       JULY 3,
                                                                 1999          1998
                                                              ----------    ----------
                                                                   (IN THOUSANDS)
ASSETS
CURRENT ASSETS
  Cash and cash equivalents.................................  $   18,209    $   87,096
  Trade receivables.........................................     348,604       319,048
  Receivables from parent...................................     194,521        14,327
  Inventories...............................................     166,404       201,642
  Prepaid expenses..........................................      17,107         8,899
  Deferred income taxes.....................................      39,276        36,243
                                                              ----------    ----------
          TOTAL CURRENT ASSETS..............................     784,121       667,255
OTHER ASSETS
  Rental equipment, less allowance for depreciation
     ($205,232 in 1999 and $158,792 in 1998)................     140,718       109,567
  Property, plant and equipment, less allowance for
     depreciation ($76,053 in 1999 and $65,830 in 1998).....      42,755        45,839
  Notes receivables-net.....................................     203,657       179,989
  Intangibles, less accumulated amortization ($38,610 in
     1999 and $28,241 in 1998)..............................     125,504       100,452
  Other.....................................................      40,953        20,194
                                                              ----------    ----------
          TOTAL OTHER ASSETS................................     553,587       456,041
                                                              ----------    ----------
TOTAL ASSETS................................................  $1,337,708    $1,123,296
                                                              ==========    ==========
LIABILITIES AND SHAREHOLDER EQUITY
CURRENT LIABILITIES
  Notes payable.............................................  $  138,011    $   52,918
  Trade payables............................................      86,815        44,606
  Retirement plan accounts..................................      38,964        32,833
  Accrued compensation......................................      39,066        27,187
  Accrued interest and sundry taxes.........................      21,772        13,681
  Other accrued items.......................................      33,610        31,833
  Unearned service income...................................      57,898        67,004
  Income taxes..............................................      15,460         5,659
  Long-term debt-current portion............................       2,582         2,192
                                                              ----------    ----------
          TOTAL CURRENT LIABILITIES.........................     434,178       277,913
OTHER LIABILITIES
  Deferred income taxes.....................................      16,170        38,066
  Long-term debt............................................       4,622         3,660
SHAREHOLDER EQUITY
  Preferred Stock, without par value: authorized 1,000,000
     shares, issued-none....................................          --            --
  Common Stock, $1.00 par value, 1,000,000 shares
     authorized; issued and outstanding 41,893 shares in
     1999 and 1998..........................................          42            42
  Additional paid-in capital................................     329,679       313,054
  Retained earnings.........................................     586,556       521,578
  Accumulated other comprehensive loss......................     (33,539)      (31,017)
                                                              ----------    ----------
          TOTAL SHAREHOLDER EQUITY..........................     882,738       803,657
                                                              ----------    ----------
TOTAL LIABILITIES AND SHAREHOLDER EQUITY....................  $1,337,708    $1,123,296
                                                              ==========    ==========



                 See Notes to Consolidated Financial Statements

                    LANIER WORLDWIDE, INC. AND SUBSIDIARIES

                        CONSOLIDATED STATEMENT OF INCOME


                                                                      FISCAL YEAR ENDED
                                                             ------------------------------------
                                                              JULY 2,      JULY 3,      JUNE 27,
                                                                1999         1998         1997
                                                             ----------   ----------   ----------
                                                                        (IN THOUSANDS)
REVENUE
  Product sales and rentals................................  $  807,468   $  721,791   $  704,282
  Service income...........................................     623,020      532,986      465,732
  Finance income...........................................      38,132       33,558       29,871
                                                             ----------   ----------   ----------
                                                              1,468,620    1,288,335    1,199,885
COST AND EXPENSES
  Cost of product sales and rentals........................     547,929      453,968      426,042
  Cost of service..........................................     349,448      304,901      255,705
  Selling and administrative expenses......................     438,516      410,452      399,470
  Restructuring expenses...................................          --        8,500           --
  Interest expense.........................................      22,692        8,236        8,797
  Other-net................................................      (1,235)       2,877        7,964
                                                             ----------   ----------   ----------
                                                              1,357,350    1,188,934    1,097,978
                                                             ----------   ----------   ----------
  Income before income taxes...............................     111,270       99,401      101,907
  Income taxes.............................................      40,000       36,604       38,208
                                                             ----------   ----------   ----------
NET INCOME.................................................  $   71,270   $   62,797   $   63,699
                                                             ==========   ==========   ==========



                 See Notes to Consolidated Financial Statements

                    LANIER WORLDWIDE, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF CASH FLOWS


                                                                    FISCAL YEAR ENDED
                                                            ----------------------------------
                                                             JULY 2,     JULY 3,     JUNE 27,
                                                              1999         1998        1997
                                                            ---------    --------    ---------
                                                                      (IN THOUSANDS)
OPERATING ACTIVITIES
Net Income................................................  $  71,270    $ 62,797    $  63,699
Adjustments to Net Income:
  Depreciation............................................    106,650      72,838       62,641
  Amortization............................................      9,910       6,326        5,571
  Non-current deferred income taxes.......................    (21,896)      5,270        3,970
Changes in assets and liabilities:
  Trade receivables.......................................     36,438       8,730      (78,421)
  Receivable from parent..................................   (180,194)     54,637       97,109
  Inventories.............................................     61,897       3,151      (51,799)
  Prepaid expenses........................................     (8,208)     (1,077)      (1,743)
  Trade payables and accrued liabilities..................    (12,994)    (13,559)      13,372
  Unearned service income.................................    (42,199)    (19,194)         843
  Income taxes............................................     25,775     (11,574)      (1,006)
  Other...................................................     41,968     (21,985)      (8,147)
                                                            ---------    --------    ---------
NET CASH PROVIDED BY OPERATING ACTIVITIES.................     88,417     146,360      106,089
INVESTING ACTIVITIES
Capital expenditures:
  Cash paid for acquired business.........................   (171,117)    (13,966)     (12,459)
  Plant and equipment.....................................    (18,375)    (15,837)     (34,527)
  Rental equipment........................................    (63,466)    (68,622)     (60,529)
                                                            ---------    --------    ---------
NET CASH USED IN INVESTING ACTIVITIES.....................   (252,958)    (98,425)    (107,515)
FINANCING ACTIVITIES
Proceeds from borrowings..................................    108,026      62,596      101,149
Payments of borrowings....................................    (17,963)    (46,856)     (91,469)
                                                            ---------    --------    ---------
NET CASH PROVIDED BY FINANCING ACTIVITIES.................     90,063      15,740        9,680
Effect of exchange rates on cash and cash equivalents.....      5,591       4,774       (1,263)
                                                            ---------    --------    ---------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS..........    (68,887)     68,449        6,991
Cash and cash equivalents at beginning of year............     87,096      18,647       11,656
                                                            ---------    --------    ---------
CASH AND CASH EQUIVALENTS AT END OF YEAR..................  $  18,209    $ 87,096    $  18,647
                                                            =========    ========    =========



                 See Notes to Consolidated Financial Statements

                    LANIER WORLDWIDE, INC. AND SUBSIDIARIES

            CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDER EQUITY


                                                             FISCAL YEAR ENDED
                                        ------------------------------------------------------------
                                             JULY 2,              JULY 3,              JUNE 27,
                                               1999                 1998                 1997
                                        ------------------   ------------------   ------------------
                                                               (IN THOUSANDS)
COMMON STOCK
  Balance at beginning of year........  $     42             $     42             $     41
  Shares issued to affiliates (1,000
     shares in 1997)..................        --                   --                    1
                                        --------             --------             --------
  Balance at end of year..............        42                   42                   42
ADDITIONAL PAID IN CAPITAL
  Balance at beginning of year........   313,054              313,054              306,658
  Capital contribution from parent....    16,625                   --                6,396
                                        --------             --------             --------
  Balance at end of year..............   329,679              313,054              313,054
RETAINED EARNINGS
  Balance at beginning of year........   521,578              458,781              395,082
  Net income..........................    71,270   $71,270     62,797   $62,797     63,699   $63,699
  Dividend paid to parent.............    (6,292)                  --                   --
                                        --------             --------             --------
  Balance at end of year..............   586,556              521,578              458,781
ACCUMULATED OTHER COMPREHENSIVE LOSS
  Balance at beginning of year........   (31,017)             (21,720)             (12,541)
  Change in cumulative translation
     adjustments......................    (2,522)   (2,522)    (9,297)   (9,297)    (9,179)   (9,179)
                                                   -------              -------              -------
  Total comprehensive income..........             $68,748              $53,500              $54,520
                                        --------   =======   --------   =======   --------   =======
  Balance at end of year..............   (33,539)             (31,017)             (21,720)
                                        --------             --------             --------
Total Shareholder Equity..............  $882,738             $803,657             $750,157
                                        ========             ========             ========



                 See Notes to Consolidated Financial Statements

                    LANIER WORLDWIDE, INC. AND SUBSIDIARIES



                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



                                  JULY 2, 1999


NOTE A -- SIGNIFICANT ACCOUNTING POLICIES


BASIS OF PRESENTATION -- The consolidated financial statements include the accounts of Lanier Worldwide, Inc. and Subsidiaries ("Lanier"), including certain subsidiaries partially or wholly owned by Harris that will be transferred to Lanier prior to the distribution to shareholders. Lanier is a wholly owned subsidiary of Harris Corporation ("Harris") that sells and leases office equipment products and provides related services to this marketplace. These statements have been prepared in conformity with generally accepted accounting principles and require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant intercompany transactions and accounts have been eliminated.



Corporate expense allocations charged by Harris are based on a percentage of Lanier's net sales. These amounts were $25.0 million in 1999, $22.6 million in 1998 and $21.1 million in 1997. Interest expense is provided on direct borrowings of Lanier. Interest expense of Harris has not been allocated to Lanier. It is not practicable to estimate what shareholder equity would have been if Lanier had operated as an unaffiliated entity. In the opinion of management, the allocation methods used are reasonable.



Lanier sells products to other affiliated operations of Harris. Sales to these operations were not material.



FISCAL YEAR -- Fiscal years end on the Friday nearest June 30. The 1999 and 1997 fiscal years included 52 weeks while 1998 fiscal year included 53 weeks.


CASH EQUIVALENTS -- Cash equivalents are temporary cash investments with a maturity of three months or less when purchased. These investments include accrued interest and are carried at the lower of cost or market.


CREDIT POLICY -- Lanier performs periodic credit evaluations of its customers' financial positions and generally does not require collateral, except in the case of certain leases in which Lanier maintains a security interest in the leased equipment.


INVENTORIES -- Inventories are carried at the lower of cost, determined by the First-In-First-Out (FIFO) method, or market.

RENTAL EQUIPMENT -- Rental equipment and service parts are carried on the basis of cost. Depreciation is computed by the straight-line method using estimated useful lives of up to five years.


BUILDINGS, MACHINERY AND EQUIPMENT -- Buildings, machinery and equipment are carried on the basis of cost. Depreciation is computed by the straight-line method using the estimated useful lives of the assets.


REVENUE RECOGNITION -- Revenue is recognized from sales when a product is shipped, from rentals as they accrue, and from services and maintenance when performed. Unearned income on service contracts is amortized by the straight-line method over the term of the contracts.


ADVERTISING -- Advertising and promotional costs are expensed when incurred. Advertising expense was $15.6 million in 1999, $13.5 million in 1998 and $15.5 million in 1997.


INCOME TAXES -- Lanier follows the liability method of accounting for income taxes and is included with its parent, Harris, in a consolidated federal income tax return. Harris requires each of its businesses to provide taxes on financial statement pre-tax income or loss at applicable statutory tax rates. Amounts receivable or payable for current and prior years' income taxes are treated as intercompany transactions in accordance with Harris policy. Deferred income taxes resulting from temporary differences between the financial statements and the tax basis of assets and liabilities are separately classified on the balance sheets.

ASSET IMPAIRMENT -- Lanier accounts for long-lived asset impairment under Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This Statement requires that long-lived assets and certain identifiable intangibles to be held and used be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, Lanier estimates the future cash flows expected to result from the use of the asset. If the sum of the estimated expected cash flows is less than the carrying amount of the asset, an impairment loss is recognized. Measurement of an impairment loss is based on the estimated fair value of the asset. Long-lived assets to be disposed of are recorded at the lower of their carrying amount or estimated fair value less cost to sell.



INTANGIBLES -- Intangibles resulting from acquisitions are being amortized by the straight-line method principally over periods between 15 and 40 years.



NEW ACCOUNTING STANDARDS -- In June 1998, the Financial Accounting Standards Board issued FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The statement establishes standards for recording derivative financial instruments and the recognition of gains or losses resulting from changes in the fair values of those instruments. Lanier plans to adopt the new standard in fiscal 2000, however, Lanier has not determined the anticipated impact of FAS No. 133.


FUTURES AND FORWARD CONTRACTS -- When Lanier sells products outside the United States or enters into purchase commitments, transactions are frequently denominated in currencies other than U.S. dollars. To minimize the impact on revenue and cost from currency fluctuations, Lanier enters into currency exchange agreements that qualify for hedge accounting treatment. It is Lanier's policy not to speculate in foreign currencies. Currency exchange agreements are designated as, and are effective as, hedges of foreign currency commitments. In addition, these agreements are consistent with the designated currency of the underlying transaction and mature on or before the underlying transaction. Gains and losses on currency exchange agreements that qualify as hedges are deferred and recognized as an adjustment of the carrying amount of the hedged asset, liability or commitment. Gains and losses on currency exchange agreements that do not qualify as hedges are recognized in income based on changes in the fair market value of the currency exchange agreement.


FOREIGN CURRENCY TRANSLATION -- The functional currency for international subsidiaries is the local currency. Assets and liabilities are translated at current rates of exchange, and income and expense items are translated at the weighted average exchange rate for the year. The resulting translation adjustments are recorded as a separate component of accumulated other comprehensive loss.


NOTE B -- ACQUISITION


On July 9, 1998, Lanier acquired the Copying Systems Division of the Agfa-Gevaert Group which is a member of the Bayer Group, Leverkusen, Germany (the "Agfa Acquisition"). The transaction was accounted for as a purchase. The purchase price, which is subject to adjustment, was $168.3 million in cash. The purchase price exceeded the fair value of net assets acquired by approximately $46.0 million, which is being amortized on a straight-line basis over 20 years. The results of the Agfa Acquisition are included in the accompanying consolidated financial statements from the date of acquisition.



In connection with the Agfa Acquisition, Lanier accrued as a cost of the purchase approximately $8.6 million in connection with the planned termination of approximately 160 employees of Agfa, principally sales and technical personnel. Lanier paid approximately $6.6 million in 1999 related to such terminations.


The following summarized unaudited pro forma combined financial information assumes the acquisition had occurred at the beginning of each period:


                                                              FISCAL YEAR     FISCAL YEAR
                                                                 ENDED           ENDED
                                                              JULY 2, 1999    JULY 3, 1998
                                                              ------------    ------------
                                                                     (IN THOUSANDS)
Net sales...................................................   $1,430,448      $1,519,754
Net income..................................................   $   71,270      $   66,021

Pro forma results include the effects of purchase accounting adjustments and additional interest expense as if the debt incurred in connection with the acquisition had been outstanding from the beginning of each period. The pro forma financial information is not necessarily indicative of either the results of operations that would have occurred had the acquisition taken place at the beginning of the periods presented or of future results of combined operations.


NOTE C -- SALE OF BUSINESS



In May 1999, Lanier sold its electronic medical transcription services business for approximately $34 million. The resulting pre-tax gain of $21.5 million is reflected in Other Income in the accompanying Consolidated Statement of Income.



NOTE D -- RESTRUCTURING



In 1998, Lanier recorded a $8.5 million charge ($5.3 million after income tax) for the restructuring of its operations. Restructuring provisions are for the reduction of approximately 350 employees, primarily service and administrative. All employee terminations occurred and were paid during fiscal 1999.


NOTE E -- RECEIVABLES

Receivables are summarized below:


                                                                  1999        1998
                                                                --------    --------
                                                                   (IN THOUSANDS)
Accounts receivable.........................................    $280,749    $245,120
Notes receivable due within one year-net....................      89,075      83,038
                                                                --------    --------
                                                                 369,824     328,158
Less allowances for collection losses.......................      21,220       9,110
                                                                --------    --------
                                                                $348,604    $319,048
                                                                ========    ========



In May 1999, Lanier entered into an asset-backed securitization program with a bank which provides for the sale of up to $100 million of eligible trade receivables of designated European subsidiaries. Lanier accounts for the sale of receivables under this securitization program in accordance with Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." Receivables sold under this program are excluded from accounts receivable in the Consolidated Balance Sheet. As of July 2, 1999, Lanier had sold approximately $36.5 million of trade accounts receivable, without recourse, to a third party. Amounts received from the sale of those receivables are net of applicable interest and an allowance for credit losses. To the extent that actual credit losses are less than the allowance for credit losses, the remaining amount will be paid to Lanier. Lanier has retained the responsibility for servicing accounts receivable sold.


NOTE F -- INVENTORIES

Inventories are summarized below:


                                                                  1999        1998
                                                                --------    --------
                                                                   (IN THOUSANDS)
Finished products...........................................    $109,082    $152,980
Parts.......................................................      53,766      47,223
Raw materials and supplies..................................       3,556       1,439
                                                                --------    --------
                                                                $166,404    $201,642
                                                                ========    ========



At July 2, 1999, Lanier was committed to purchase $3.4 million of inventory from suppliers. Management believes the cost of this inventory approximates current market value.

NOTE G -- PROPERTY, PLANT AND EQUIPMENT



Property, plant and equipment are summarized below:



                                                                  1999        1998
                                                                --------    --------
                                                                   (IN THOUSANDS)
Land........................................................    $    854    $    854
Buildings...................................................      20,073      18,982
Machinery and equipment.....................................      97,881      91,833
                                                                --------    --------
                                                                 118,808     111,669
Less allowances for depreciation............................      76,053      65,830
                                                                --------    --------
                                                                $ 42,755    $ 45,839
                                                                ========    ========


NOTE H -- CREDIT ARRANGEMENTS


Lanier has lines of credit for short-term borrowings aggregating $198.7 million from various U.S. and foreign banks, of which $60.7 million was available on July 2, 1999. These arrangements provide for borrowing at various interest rates, are reviewed annually for renewal, and may be used on such terms as Lanier and the banks mutually agree. These lines do not require compensating balances. Short-term debt outstanding under these lines on July 2, 1999 was $138.0 million. The weighted average interest rate for short-term debt was 5.1 percent at July 2, 1999 and 8.4 percent at July 3, 1998.


NOTE I -- LONG-TERM DEBT

Long-term debt includes the following:


                                                                  1999        1998
                                                                --------    --------
                                                                   (IN THOUSANDS)
Bank notes..................................................    $    919    $    870
Other notes.................................................       2,094       1,624
Capital leases..............................................       1,309         766
Revenue bonds...............................................         300         400
                                                                --------    --------
                                                                $  4,622    $  3,660
                                                                ========    ========



The weighted average interest rate for long-term debt was 7.4 percent at July 2, 1999 and 7.8 percent at July 3, 1998. Maturities of long-term debt for the five years following 1999 are: $2.6 million in 2000, $2.2 million in 2001, $0.9 million in 2002, $0.6 million in 2003 and $0.1 million in 2004.


NOTE J -- INTEREST EXPENSE


Total interest expense was $22.7 million in 1999, $8.2 million in 1998 and $8.8 million in 1997. Interest paid was $22.4 million in 1999, $8.2 million in 1998 and $8.5 million in 1997.


NOTE K -- LEASE COMMITMENTS


Total rental expense amounted to $45.8 million in 1999, $40.9 million in 1998 and $33.2 million in 1997. Future minimum rental commitments under non-cancelable operating leases, primarily used for land and buildings, amounted to approximately $89.7 million at July 2, 1999. These commitments for the years following 1999 are: 2000 -- $37.2 million, 2001 -- $21.0 million, 2002 -- $15.1 million, 2003 -- $10.2 million, 2004 -- $3.7 million and $2.5 million thereafter.

NOTE L -- CUSTOMER LEASING

Lanier's net investment in sales-type leases is as follows:


                                                                  1999        1998
                                                                --------    --------
                                                                   (IN THOUSANDS)
Total minimum lease payments receivables....................    $347,759    $316,717
Residual value of equipment.................................      11,967       5,700
Less unearned finance income................................      63,146      57,258
                                                                --------    --------
Present value of minimum lease payments receivable..........     296,580     265,159
Less allowance for collection losses........................       3,848       2,132
Less current portion........................................      89,075      83,038
                                                                --------    --------
                                                                $203,657    $179,989
                                                                ========    ========



The amount of minimum rental payments receivable for sales-type leases for each of the next five years are: 2000 -- $110.2 million, 2001 -- $108.6 million, 2002 -- $73.2 million, 2003 -- $36.3 million, and 2004 -- $19.5 million.


NOTE M -- RETIREMENT BENEFITS


Lanier has noncontributory defined benefit pension plans which cover employees in the United States. Pension benefits are based principally on an employee's years of service and compensation near retirement. Lanier's pension funding policy is to deposit with an independent trustee amounts at least equal to those required by law. A trust fund is maintained to provide pension benefits to plan participants and beneficiaries.

The projected benefit obligations, fair value of plan assets and net periodic pension cost of Lanier's domestic pension plan include the following components:



                                                              1999        1998
                                                            --------    --------
                                                               (IN THOUSANDS)
CHANGE IN BENEFIT OBLIGATION
BENEFIT OBLIGATION AT THE BEGINNING OF YEAR...............  $106,667    $ 94,692
Service cost..............................................     5,365       3,903
Interest cost.............................................     7,544       7,391
Actuarial gain............................................       795       6,875
Benefits paid.............................................      (577)     (6,194)
Settlements...............................................   (17,057)         --
                                                            --------    --------
BENEFIT OBLIGATION AT THE END OF YEAR.....................  $102,737    $106,667
                                                            ========    ========

CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of year............  $111,334    $ 86,981
Actual return on plan assets..............................     6,811      26,032
Employer contribution.....................................        --       4,515
Benefits paid.............................................      (577)     (6,194)
Settlements...............................................   (17,057)         --
                                                            --------    --------
FAIR VALUE OF PLAN ASSETS AT END OF YEAR..................  $100,511    $111,334
                                                            ========    ========
Funded status.............................................  $ (2,226)   $  4,667
Unamortized prior service cost............................       (96)       (106)
Unrecognized net actuarial loss...........................   (12,092)    (16,973)
Unrecognized transition obligation........................    (1,092)     (1,367)
                                                            --------    --------
PREPAID (ACCRUED) BENEFIT COST............................  $(15,506)   $(13,779)
                                                            ========    ========

                                                                1999        1998        1997
                                                            --------    --------    --------
COMPONENTS OF NET PERIODIC BENEFIT COST
Service cost..............................................  $  5,365    $  3,903    $  5,265
Interest cost.............................................     7,544       7,391       6,843
Expected return on plan assets............................    (8,707)     (7,552)     (6,177)
Amortization of unrecognized transition obligation........      (275)       (275)       (275)
Prior service cost recognized.............................       (10)        (10)        (10)
Gain due to settlement....................................    (2,189)         --          --
                                                            --------    --------    --------
Net periodic pension cost.................................  $  1,728    $  3,457    $  5,646
                                                            ========    ========    ========



The discount rates used in determining the actuarial present value of the projected benefit obligations were 7.3 percent, 8.0 percent and 7.8 percent as of July 2, 1999, July 3, 1998 and June 27, 1997, respectively. The expected increase in compensation levels used in determining the actuarial present value of the projected benefit obligations was 4.0 percent as of July 2, 1999 and July 3, 1998 and 4.5 percent as of June 27, 1997. The expected long-term rate of return on assets, net of administrative expenses, used in determining net pension expense was 10.0 percent for the fiscal years ended July 2, 1999 and July 3, 1998 and 9.0 percent for the fiscal year ended June 27, 1997.

Lanier has a Supplemental Executive Retirement Plan ("SERP") which provides unfunded supplemental retirement benefits to certain executives. The SERP provides for incremental pension payments partially to offset the reduction in the amounts that would have been payable from Lanier's principal pension plan if it were not for limitations imposed by federal income tax regulations. Expenses of $1.0 million, $0.7 million, and $0.9 million were recognized in the fiscal years ended July 2, 1999, July 3, 1998, and June 27, 1997, respectively. Amounts accrued as of July 2, 1999 and July 3, 1998 related to the plan were $4.1 million and $3.0 million, respectively.



Retirement benefits include a fully funded savings plan for U.S. employees. Employees may participate in the savings plan by contributing a portion of their compensation. During the fiscal year ended June 27, 1997, Lanier matched 50% of employee contributions up to 3 percent of each participating employee's compensation. In fiscal year 1998, Lanier began matching 50 percent of employee contributions up to 6 percent of each participating employee's compensation. Matching contributions for the fiscal years ended July 2, 1999, July 3, 1998, and June 27, 1997 were $4.9 million, $4.0 million, and $1.8 million, respectively.


Retirement benefits also include an unfunded limited healthcare plan for U.S.-based retirees and employees. Lanier accrues the estimated cost of these medical benefits during an employee's active service life. Benefit obligations and cost under this plan are not material.


In addition to the benefit plans for domestic employees disclosed above, Lanier also has a number of benefits plans for its foreign employees. Expense relating to these plans was approximately $1.6 million in 1999, $1.6 million in 1998 and $1.5 million in 1997. Amounts accrued as of July 2, 1999 and July 3, 1998 related to these plans were $17.7 million and $12.4 million, respectively.


NOTE N -- INCOME TAXES

The provisions for income taxes are summarized below:


                       (IN THOUSANDS)                           1999       1998        1997
                       --------------                         --------    -------    --------
Current:
  United States.............................................  $ 33,007    $22,516    $ 25,115
  International.............................................    23,969      3,039       5,548
  State and local...........................................     7,952      4,418       5,478
                                                              --------    -------    --------
                                                                64,928     29,973      36,141
                                                              --------    -------    --------
Deferred:
  United States.............................................   (12,575)     3,571         989
  International.............................................    (9,864)     2,159       1,092
  State and local...........................................    (2,489)       901         (14)
                                                              --------    -------    --------
                                                               (24,928)     6,631       2,067
                                                              --------    -------    --------
                                                              $ 40,000    $36,604    $ 38,208
                                                              ========    =======    ========

The components of deferred income tax assets (liabilities) are as follows:


                                                         1999                      1998
                                                ----------------------    ----------------------
                                                CURRENT    NON-CURRENT    CURRENT    NON-CURRENT
                                                -------    -----------    -------    -----------
                                                                 (IN THOUSANDS)
                                                                 --------------
Inventory valuations..........................  $23,118     $     --      $14,850     $     --
Accruals......................................    8,160        1,325       15,680        1,091
Depreciation..................................       --       13,247           --      (37,915)
Leases........................................     (656)       8,873       (2,926)     (12,595)
International tax loss carryforwards..........       --       21,595           --        6,501
  All other-net...............................    8,654      (42,341)       8,639       11,353
                                                -------     --------      -------     --------
                                                 39,276        2,699       36,243      (31,565)
Valuation allowance...........................       --      (18,869)          --       (6,501)
                                                -------     --------      -------     --------
                                                $39,276     $(16,170)     $36,243     $(38,066)
                                                =======     ========      =======     ========


A reconciliation of the statutory United States income tax rate to the effective income tax rate follows:


                                                              1999     1998     1997
                                                              -----    -----    -----
Statutory U.S. income tax rate..............................   35.0%    35.0%    35.0%
State taxes.................................................    3.2      3.5      3.5
Foreign Income..............................................   (1.5)    (2.0)      --
Other items.................................................   (0.8)     0.3     (1.0)
                                                              -----    -----    -----
Effective income tax rate...................................   35.9%    36.8%    37.5%
                                                              -----    -----    -----



United States income taxes have not been provided on $163.0 million of undistributed earnings of international subsidiaries because of the Lanier's intention to reinvest these earnings. The determination of unrecognized deferred U.S. tax liability for the undistributed earnings of international subsidiaries is not practicable.



At July 2, 1999, Lanier had net international income tax loss carryforwards of approximately $57.0 million. Loss carryforwards of $29.1 million will expire between the years 2000 and 2009. The remaining $27.9 million of loss carryforwards available for an indefinite period of time. Lanier also had approximately $3.0 million of foreign tax credit carryforwards which have been fully offset by a valuation allowance in 1999.



Pretax income of international subsidiaries was $24.8 million in 1999, $21.4 million in 1998 and $20.5 million in 1997.



Income taxes paid were $39.0 million in 1999, $43.0 million in 1998 and $35.4 million in 1997.


NOTE O -- GEOGRAPHIC INFORMATION

Lanier operates exclusively in the office equipment industry. Substantially all revenues result from the sale and rental of office equipment and related services. All intercompany revenues are eliminated in computing revenues.

A summary of Lanier's operations by geographic area is summarized below:


                                                               1999        1998        1997
                                                             --------    --------    --------
                                                                      (IN THOUSANDS)
                                                                      --------------
United States Operations
  Net sales..............................................    $875,532    $902,034    $823,947
  Long-lived assets......................................    $173,749    $212,461    $194,686
International
  Net sales..............................................    $554,956    $352,743    $346,067
  Long-lived assets......................................    $176,181    $ 63,591    $ 57,588



Export sales included in U.S. Operations were $14.2 million in 1999, $18.3 million in 1998, and $16.1 million in 1997.

NOTE P -- FINANCIAL INSTRUMENTS


The carrying values of cash equivalents, accounts receivable, notes receivable, accounts payable, short-term debt and long-term debt approximate fair value.



Lanier uses foreign exchange contracts and options to hedge intercompany accounts and off-balance-sheet foreign currency commitments. Specifically, these foreign exchange contracts offset foreign currency denominated inventory and purchase commitments from suppliers, accounts receivable from and future committed sales to customers. Management believes the use of foreign currency financial instruments should reduce the risks that arise from doing business in international markets. Contracts are generally one year or less. At July 2, 1999, open foreign exchange contracts were $163.1 million (as described below), of which $7.4 million were to hedge off-balance-sheet commitments. Additionally, for the year ended July 2, 1999, Lanier purchased and sold $814.4 million of foreign exchange forward and option contracts.


Deferred gains and losses are included on a net basis in the Consolidated Balance Sheet as other assets and are recorded in income as part of the underlying transaction when it is recognized.


At July 2, 1999, Lanier had $5.0 million in open option contracts. Total open foreign exchange contracts at July 2, 1999, are described in the table below:


COMMITMENTS TO BUY FOREIGN CURRENCIES

(in millions)



                                                   CONTRACT AMOUNT
                                                ---------------------      DEFERRED
                                                 FOREIGN                    GAINS        MATURITIES
                   CURRENCY                     CURRENCY       U.S.      AND (LOSSES)    (IN MONTHS)
                   --------                     ---------    --------    ------------    -----------
Canadian Dollar...............................        1.4         0.9            --              6
Swiss Franc...................................       40.5        27.5          (1.3)             3
Euro..........................................       26.9        30.0          (2.1)            10
French Franc..................................        1.0         0.2            --              3
Italian Lira..................................   10,123.0         5.4            --              3
Japanese Yen..................................      604.8         4.9            --            1-3
Norwegian Krone...............................       13.3         1.7            --              6


COMMITMENTS TO SELL FOREIGN CURRENCIES

(in millions)



                                                   CONTRACT AMOUNT
                                                ---------------------      DEFERRED
                                                 FOREIGN                    GAINS        MATURITIES
                   CURRENCY                     CURRENCY       U.S.      AND (LOSSES)    (IN MONTHS)
                   --------                     ---------    --------    ------------    -----------
Austrian Schilling............................       57.0         4.3            --              3
Australian Dollar.............................        0.5         0.4            --             12
Canadian Dollar...............................       25.7        16.8          (0.6)           1-6
Swiss Franc...................................       84.7        61.3           6.7              3
Czech Republic Koruna.........................       27.5         0.9           0.1              6
Danish Krone..................................       19.2         2.9           0.2             10
Euro..........................................        3.8         4.0           0.1             10
French Franc..................................        3.7         0.6            --              3
Swedish Krona.................................       10.7         1.3            --             12



NOTE Q -- DISTRIBUTION OF LANIER STOCK



On April 13, 1999, Harris announced that it would spin Lanier off as a separate publicly traded company. Harris intends to accomplish this transaction through a distribution of Lanier stock to Harris shareholders that is expected to be tax free to such shareholders for U.S. federal income tax purposes. The transaction is expected to take place in the first quarter of fiscal year 2000.

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           ---------------------------


                               EXHIBITS TO FORM 10

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                      PURSUANT TO SECTION 12(b) OR 12(g) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           ---------------------------


                             LANIER WORLDWIDE, INC.


                                  EXHIBIT INDEX
                                  -------------


Exhibit No.
-----------

2.1             Form of Distribution Agreement.*


3.1 Form of Amended and Restated Certificate of Incorporation of Lanier Worldwide, Inc.**

3.2             Form of By-Laws of Lanier Worldwide, Inc.**

4.1             Form of Stockholder Protection Rights Agreement.**

4.2 Form of Certificate of Designation and Terms of Registrant's Participating Preferred Stock.**


10.1            Form of Tax Disaffiliation Agreement.*

10.2            Form of Credit Agreement.*

10.3            Form of Transition Services Agreement.*

10.4            Form of Distribution Agreement (filed as Exhibit 2.1).

10.5            Form of Employee Benefits Compensation and Allocation
                Agreement.*


10.6            Form of Registration Rights Agreement.**


10.7            Form of Stock Incentive Plan.*

12.1            Computation of Ratios of Earnings to Fixed Charges.

21.1            List of Subsidiaries.*

23.1            Consent of Independent Certified Public Accountants.

27.1            Financial Data Schedule.

-------------
 * To be filed by Amendment

** Previously filed.